09012489

Vistaprint Make an impression.

Vistaprint is the small business marketing company that served eight million customers in its 2009 fiscal year.

Vistaprint offers small businesses everything they need to market their businesses with brand identity and promotional products, marketing services and electronic marketing solutions.

2009 Vistaprint ANNUAL REPORT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

Continued Strong Financial and Operating Performance

Annual Revenue
U.S. Dollars in Millions


Non-U.S.
U.S.
$90.9
$152.1
$255.9
$400.7
$515.8
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009

Unique Customers Purchasing During Fiscal Year
In Millions


2.0
2.7
4.1
6.2
8.0
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009

Annual Net Income
U.S. Dollars in Millions


$19.2
$27.1
$39.8
$55.7
FY 2006
FY 2007
FY 2008
FY 2009

Fully Diluted Earnings Per Share (EPS)
In U.S. Dollars


$0.45
$0.60
$0.87
$1.25
FY 2006
FY 2007
FY 2008
FY 2009

Dear Fellow Shareholder:

I am pleased to report that fiscal 2009 was another successful year for Vistaprint, with very strong financial results despite the challenge of the global economic recession.

Revenue increased 29% to $515.8 million and earnings per share grew 44% to $1.25. Net income grew 40% to $55.7 million, and cash flow from operations grew 37% to $120.1 million. Since our IPO in fiscal 2006, our compounded annual growth rate has been 50% for revenues, 43% for net income and 41% for earnings per share.

In fiscal 2009 we successfully navigated the economic recession and unfavorable currency exchange markets by implementing an action plan in which we reduced the rate of growth of operational expenses and investments relative to our prior plans. Despite this disciplined belt tightening, we continued building for the future, and we delivered outstanding operational results. During fiscal 2009, Vistaprint:

- Served 8 million unique customers, an increase of 29% from 2008, and processed a total of 15 million orders, an increase of 34% from 2008.
- Broadened our product portfolio of small business marketing solutions through the introduction of banners, lawn signs, key chains, tote bags, mouse pads, and email marketing services.
- Delivered significant improvements to our design content, user experience and branding.
- Recruited great talent across the company, growing total headcount, including full-time and temporary employees, by 14%, from 1,611 to 1,834 people.
- Expanded our ability to reach additional customers through strategic partnerships with Intuit, Office Depot and FedEx Office, formerly known as FedEx Kinko's.
- Invested $61 million in technology and development, $95 million in advertising and $76 million in capital expenditures.

Vistaprint's outstanding 2009 results would not have been possible without the company's talented employees. Their dedication, ingenuity and hard work are the core drivers of Vistaprint's success. As both CEO and as a shareholder, I thank Vistaprint's employees for all that they did for the company last year.

We have always had high expectations for Vistaprint and for our ability to build a transformational and enduring business institution. We believe that, in doing so, we are well-positioned to deliver jaw-dropping value propositions for our customers, great financial returns for our investors, and highly rewarding careers for our employees. At the beginning of fiscal 2010, I am more convinced than ever that Vistaprint continues to have a significant opportunity ahead and that the best is yet to come.

Sincerely,

Robert Keane
Chairman of the Management Board, President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
OCT 26 2009
Washington, DC
110

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-51539

Vistaprint N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands (State or Other Jurisdiction of Incorporation or Organization)	**98-0417483** (I.R.S. Employer Identification No.)

Hudsonweg 8
5928 LW Venlo
The Netherlands
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: 31-77-850-7700
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Ordinary Shares, €0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☑	Accelerated Filer ☐ Smaller Reporting Company ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates of the registrant was approximately $734 million based on the last reported sale price of the registrant's common shares on the NASDAQ Global Market on December 31, 2008.

As of August 24, 2009, there were outstanding 42,995,926 common shares, par value $0.001 per share, of Vistaprint Limited.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended June 30, 2009. Portions of such proxy statement are incorporated by reference into Items 10, 11, 12, 13, 14 of Part III of this Annual Report on Form 10-K.

EXPLANATORY NOTE

This Annual Report on Form 10-K is being filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Vistaprint N.V., a Dutch limited liability company (*nammlooze vennootschap*), as successor to Vistaprint Limited., a company incorporated under the laws of Bermuda. Pursuant to a scheme of arrangement under Bermuda law described in Part I, Item 1, "Business — Change of Domicile," on August 31, 2009 all of the previously outstanding common shares of Vistaprint Limited were cancelled and each holder of cancelled Vistaprint Limited common shares received ordinary shares of Vistaprint N.V. As a result of the scheme of arrangement and share exchange transaction, Vistaprint Limited became a wholly-owned subsidiary of Vistaprint N.V. Pursuant to Rule 12g-3 under the Exchange Act, Vistaprint N.V. is filing this Annual Report on Form 10-K, which covers the last full fiscal year of Vistaprint Limited before the succession, as the successor issuer for reporting purposes under the Exchange Act. Item 8 "Financial Statements and Supplementary Data" include the consolidated balance sheets of Vistaprint Limited as of June 30, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years ended June 30, 2009, 2008 and 2007. Certain disclosures relating specifically to Vistaprint N.V. are noted throughout this Annual Report on Form 10-K.

VISTAPRINT N.V.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2009

TABLE OF CONTENTS

PART I

Item 1. *Business*

This Annual Report on Form 10-K and the documents that we incorporate by reference in this report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management and information currently available to our management. Use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "goal," "should," "likely" or similar expressions, indicate a forward-looking statement. While we may elect to update these forward-looking statements, we specifically disclaim any obligation to do so, even if our expectations change. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, those set forth under the heading "Risk Factors."

Overview

We are a leading on-line provider of coordinated portfolios of customized marketing products and services to small businesses worldwide. We offer a broad spectrum of complementary products and services ranging from printed business cards, brochures and post cards to apparel, invitations and announcements, holiday cards, calendars, creative design services, copywriting services, direct mail services, promotional gifts, signage, website design and hosting services and email marketing services. While we focus primarily on small business marketing products and services, consumers also purchase many of our products, such as invitations and announcements, greeting cards, and calendars.

We offer compelling value to our customers through innovative technology, a broad selection of customized products and services, low pricing and personalized customer service. While we offer a broad selection of designs and formats, we seek to reduce manufacturing complexity and costs by using limited characteristics that can be reconfigured and combined. This reduces our costs versus comparable marketing products and services produced using traditional methods. This approach has allowed us to successfully penetrate the large, fragmented and geographically dispersed small business and consumer markets.

We have standardized, automated and integrated the design and production process, from design conceptualization to product shipment and service delivery. Customers can use our proprietary design software to easily create and order full-color, personalized, professional-looking marketing products and services, without any prior design training or experience. Customers have access to over 70,000 graphic designs, design templates, photographs and illustrations as well as logo design services and content suggestions. We are also able to automatically match and adapt graphic content from one product format to another, which allows us to generate and display complementary products and services.

Our proprietary Internet-based order processing systems receive and store tens of thousands of individual orders on a daily basis and, using complex algorithms, organize these orders for efficient production and delivery to our customers. Through our production technologies and highly automated manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional production and can provide customized finished products in as little as three days from design to delivery. In addition, our support staff is available to provide design and copy writing assistance to English and German-speaking customers. During the fiscal year ended June 30, 2009, our customers placed an average of over 41,000 customized orders per day.

Our total revenues have grown from $6.1 million for the fiscal year ended June 30, 2001 to $515.8 million for the fiscal year ended June 30, 2009. All of our revenue growth has been organic.

Market and Industry Background

The Marketplace for Small Business Marketing Products and Services

We focus on providing marketing products and services for the small business market, generally businesses or organizations with fewer than 10 employees, and often with fewer than 5 employees. We believe that there are approximately 50 million small businesses with fewer than 10 employees in the United States, Canada, and the European Union and that these small businesses undergo frequent changes with many forming and dissolving each year, creating a large market for business identity products and services in addition to marketing products and services. We also believe that, in response to the growth of the Internet and the emergence of digital production technologies, small businesses are shifting from traditional small business suppliers of customized marketing products and media toward on-line alternatives.

In the past, a business seeking customized marketing products and services could either hire a designer to develop and coordinate the production of marketing materials or produce printed materials themselves using desktop software and an inkjet or laser printer. A designer can produce a professionally coordinated portfolio of marketing products and services, but this is a significantly more costly and time-consuming alternative, whereas traditional self-service typically produces less sophisticated and lower quality output. We believe that neither alternative is convenient or cost-effective for small businesses, which typically lack the resources or skills to generate satisfactory results using either approach.

Online commerce provides significant advantages and opportunities to small business customers seeking customized marketing products and services at affordable prices. These customers do not typically require the large quantities that are traditionally required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditionally procuring customized marketing products and services have historically dissuaded small business customers from purchasing these products and services. We believe that the highly fragmented, geographically dispersed nature of the small business market is ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services, and the opportunity to efficiently aggregate individual orders into larger and more efficient production units.

We believe that the small business market has been underserved by expensive traditional marketing alternatives. Further, we believe that the sophistication of marketing efforts by larger businesses demonstrates to small business owners the attractiveness of multi-format coordinated marketing portfolios. We also believe there is a significant advantage to combining the Internet's ability to reach these highly fragmented markets with an integrated design and production process that can rapidly deliver sophisticated, high quality marketing products and services. In addition, we believe that coordinated portfolios of marketing products and services can help small businesses appear more competent and professional, which can enhance their customer relationships and prospects for success.

The Marketplace for Customized Products and Services for the Home and Family

While we focus primarily on small business marketing products and services, many of our product formats are also purchased by consumers seeking customized announcements, greeting cards, calendars, stationery, and personalized gifts. In the past, many such products were supplied by an industry comprised of print manufacturing wholesalers and local retailers, such as stationery stores. Compared with today's Internet-based alternatives, the traditional offer was relatively limited, prices were significantly higher, and delivery often required longer lead times. Graphic designs were limited and it was rarely possible to incorporate full color photography into the design.

Online commerce combined with digital production technologies provides significant advantages and opportunities to consumers seeking high quality personalized announcements, greeting cards, calendars, stationery and personalized gifts at affordable prices.

The Vistaprint Solution

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to standardize, automate and integrate the design and production process, from concept through finished product shipment and service delivery. Our software can match and adapt graphic elements from one product format to another, which allows us to offer a coordinated portfolio of products and services. Automation and integration allow us to provide high quality, custom design products and services at affordable prices for the small business or consumer.

Advanced Proprietary Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, enable customers to create graphic designs and place orders on our websites, and aggregate and simultaneously produce multiple orders from all over the world. Our design creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high quality marketing materials from their home or office. Our pre-production and production technologies efficiently process and aggregate customer orders, prepare orders for high-quality production and manage production, addressing and shipment of these orders. We use our marketing technologies to test changes to our websites and new product offers in order to enhance our offerings and customer value proposition. In addition, we automatically generate and display additional products incorporating the customer's initial design, facilitating the cross-sale of related products and services.

High-Volume, Standardized and Scalable Processes

Our high-volume, standardized, scalable design and production processes are driven by sophisticated proprietary software. Our Internet-based architecture makes our applications scalable and offers our customers fast system responsiveness when they are editing their designs.

Advanced Print Technologies

Our pre-press and print production technologies for aggregating print jobs are designed to readily scale as the number of print orders received per day increases. As more individual print jobs are received, similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing equipment and increasing overall system throughput. Our proprietary workflow and production management software allows us to deliver final products to customers in as few as three days. We believe that our strategy of seeking to automate and systematize our service and product production systems enables us to reach and serve small-scale customers more effectively than our competitors.

Low Cost, High Quality Production

With the improvements we have made in automating the design and production process, we can produce and ship an order the same day we send it to production, which results in minimal inventory levels and reduced working capital requirements. We can also produce complementary custom products in a timely fashion, allowing us to produce and deliver multi-part orders quickly and efficiently. This allows us to produce high-quality, low-priced products at high margins even though our average order values are low by traditional standards.

Customer Service

We offer English and German-speaking customers telephone-based customer service to provide a service-rich experience founded on interaction with highly trained customer service representatives and design service providers. We expect to expand the number of languages in which we offer telephone-based customer service over the coming years. In addition, we offer e-mail support for customers on our websites in Dutch, English, French, German, Italian, Japanese, and Spanish.

Direct Marketing Expertise

We have developed expertise in direct marketing to target new customers across various channels and to drive more sessions on our websites, as well as to retain existing customers. We use the Internet, e-mail, catalogs, and other traditional direct marketing methods, and viral and word of mouth marketing. We maintain a global client database to market our new products and services. In addition, we have developed multiple marketing technologies designed to maximize the number of customers actively purchasing from us.

Strategic Partnerships

We have entered into a variety of strategic partnerships that facilitate access to key markets that we would not be able to reach through direct marketing channels. We focus on cultivating opportunities of strategic importance in the small business services and office supplies markets.

International Reach

We have built our service to scale worldwide and serve customers in more than 120 countries. In the year ended June 30, 2009, we generated 39% of our revenues from websites that are targeted at countries other than the United States. We have a European headquarters and marketing office in Barcelona, Spain and European production facilities in Venlo, the Netherlands, which supplies marketing products to Europe and the Asia-Pacific region. We have 19 localized websites serving European countries. We operate localized websites for Japan, New Zealand, and Australia, which we manage from our Lexington, Massachusetts, USA office. Our localization and language map content management system software facilitates our entry into new markets and allows us to make changes to all of our localized websites with the same software and relatively simple, standardized and low-cost procedures.

Value for Customers

We provide our customers with the following benefits:

Low Prices and Small Quantities

We sell custom designed and manufactured products and services in quantities that are appropriate for small businesses, which can often be as few as a single unit. At the same time, our high volume, highly automated production facilities produce small quantity orders at low cost, allowing us to sell at low prices.

Portfolios of Coordinated Marketing Products and Services

Our proprietary, web-based design software uses algorithms to easily and automatically create high quality, personalized, professional looking designs from over 70,000 high quality photographic and illustration stock images, thousands of layouts and templates, dozens of fonts and dozens of color schemes. Customers can also easily incorporate their own uploaded photographs, logos or complete designs. Once a design is complete, we offer our customers a range of matching products and related services, including signage, websites and email marketing, business identity, direct mail services, apparel and promotional gifts.

Wide Range of Graphic Design Options

Most customers use our web browser-based design and editing software to create personalized materials. In addition, customers are able to upload their own designs to our system. Customers who want us to perform some or all of the design work can contact our design service representatives, who will provide custom designs.

Broad Range of Products and Services

We offer a broad spectrum of products and services for the business and consumer markets, including:

Paper based
- brochures
- business cards
- data sheets
- desk and wall calendars
- envelopes
- folded cards
- flyers
- holiday cards
- invitations and announcements
- letterhead
- note cards and note pads
- presentation folders
- return address labels standard and oversized postcards sticky notes

Non-paper based
- banners
- car door magnets
- decals
- hats
- key chains
- lawn signs
- pens
- refrigerator magnets
- rubber stamps
- t-shirts
- tote bags
- mouse pads

Electronic and Marketing Services
- caricature content
- copy writing services
- email marketing services
- graphic design and copywriting services
- logo design
- mailing services
- website design and hosting

High Quality Production

We use one of the highest quality commercial printing processes in the market. For our longer run print jobs, we typically use 40-inch commercial offset presses that normally are used for conventional long run, high quality print jobs, such as high end consumer goods packaging, in which typical quantities run into the thousands or more. For our shorter run print jobs, we typically employ commercial digital printing equipment. For a number of our non-paper-based products, such as hats, t-shirts, self-inking stamps, and pens, we have acquired a wide range of advanced digital production equipment and configured these machines in dedicated production cells that are customized for the particular application. In addition, we have developed proprietary production methods to improve our efficiency and the quality of our products. Our quality assurance systems employ principles of world-class manufacturing designed to ensure that we consistently deliver high-quality products.

Fast Design to Delivery Turnaround

We design, produce, process and deliver multiple high-quality, customized orders in as little as three days.

Do It Yourself Service and Assisted Service

Our easy to use on-line tools and design software allow customers to create their own marketing products. English and German-speaking customers can also call our creative services toll-free telephone numbers and purchase design and copyright services from our trained graphic designers and copywriters.

Lowest Price and Satisfaction Guarantees

We demonstrate our confidence in the quality and pricing of our products by offering an unconditional lowest price guarantee on many of our products and an unconditional guarantee of customer satisfaction.

Our Growth Strategy

Our long-term goal is to continue to grow profitably and become the leading online provider of small business marketing solutions. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to address marketing services demand by making available to our customers cost-effective solutions to grow their businesses. In order to accomplish this objective, we intend to execute on the following:

Provide "All Things Marketing" for Small Business

We believe our customers currently spend only a small portion of their annual budget for marketing products and services with us. By expanding the scope of our services and by improving the quality and selection of our products and services along with the customer experience, we intend to increase the amount of money our customers spend with us each year. During fiscal year 2009, we added email marketing services, banners, key chains, mouse pads, tote bags, and other offerings. We plan to continue to expand and enhance our product and service offerings in order to provide a greater selection to our existing customers and to attract customers seeking different products and services. Additionally, by continuing to improve our customer acquisition and retention marketing programs, our customer support and design services, and our value proposition, we intend to increase the number of products purchased by each customer.

Expand Global Reach

For the fiscal year ended June 30, 2009, revenue generated from non-United States websites accounted for approximately 39% of our total revenue. We believe that we have significant opportunity to expand our revenue both in the countries we currently service and in additional countries worldwide. We opened an office in Barcelona, Spain in January 2007 to focus on the implementation of our European growth initiatives. Our North American operations in Lexington, Massachusetts and our European operations in Barcelona, Spain, support our global growth opportunities. We also serve Australia, New Zealand and Japan from these locations. We intend to continue expansion of our global marketing efforts and customer service capabilities. In addition, we intend to further extend our geographic and international scope by continuing to introduce localized websites in different countries and languages and by offering graphic design content specific to local markets.

Home & Family

Although we expect to maintain our primary focus on the small business market, we believe that our customer support, sales and design services, and low costs are differentiating factors that make purchasing from us an attractive alternative for individual consumers. We intend to add new products and services targeted at the consumer market and we believe that the economies of scale provided by our large print order volumes and integrated design and production facilities will enable us to profitably grow our consumer business.

Strategic Partnerships

We have entered into a variety of strategic partnerships that facilitate access to customers that we would not be able to reach through direct marketing channels. We focus on cultivating opportunities with strategic importance in the small business marketplace and seek to partner with companies that have large numbers of well established small business customer relationships. We have developed online and offline tools that allow our strategic partners to deliver our custom products and services in ways that complement their existing customer relationships and capabilities. We have also developed a scalable wholesale capability to address the market of customers who choose to order customized products and services through retail environments such as office superstores, or small print and copy storefronts. In April 2009, we announced a multi-year strategic alliance with FedEx Office, whereby FedEx customers will be able to design, order and print customized products either online or in any of 1,600 FedEx Office Print & Ship Centers in the United States.

Extend Technology Leadership

We believe that technological innovation and the investment we have made in our technology development efforts have been among the principal drivers of our success to date. We have developed extensive amounts of proprietary software and manufacturing capabilities. We hold 25 United States patents, 4 patents in other countries and have more than 50 patent applications pending in the United States and other countries. We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue developing our proprietary technology to maintain that advantage. We intend to continue to invest in enhancing and refining our existing technologies, creating new technologies, and protecting our proprietary rights. We believe that this investment in technology development will drive further expansion of our service and product offerings, improve the customer's experience in designing and ordering products and services from us, and improve efficiencies in our production of products and delivery of services.

Our Technology

We have standardized, automated and integrated the graphic design, automation and production process, from design conceptualization to product shipment, through a number of proprietary technologies, including:

Design and Document Creation Technologies

Our document model architecture and technology employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized initial and later matching product design options automatically in real time.

Our auto-matching design software algorithmically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer's computer from our server and runs in the customer's browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and over 70,000 high quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

Our Internet-based, remote, real-time, co-creativity and project management application and database enables customers and Vistaprint design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Our Internet-based website design and layout tool enables customers with no experience in creating websites to quickly design and publish a website. The interface provides customers with the ability to update their content in a simple editing environment that closely mimics what the website will look like when published. Some of the features that customers can add to their website using this tool include images, maps, credit-card payment processing, downloadable files and contact forms. Customers looking to improve their ranking among search engines can modify their content and search keywords through a simple interface. Customers can change their website design on-the-fly and can choose from hundreds of different templates categorized by industry and style. In addition, we offer a platform for customers to self-manage e-mail marketing solutions for their business.

Pre-Press and Print Production Technologies

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. DrawDocs ensures that the high-resolution press-ready version of the customer's design will produce a printed product that is exactly like the graphic design that was displayed in the customer's Internet browser.

Our *VistaBridge* technology allows us to efficiently store, process and aggregate tens of thousands of Internet orders every day. The system automates the workflow into our high-volume production facilities by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single production run or set of homogenous production runs. The technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. In our fiscal year ended June 30, 2009 we averaged in excess of 41,000 orders per day and orders often contain multiple customized items, which can result in more than 100,000 individual stored items awaiting production. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type and format of raw material, color versus black and white, single or double-sided print, delivery date, shipping location, type of production system being used and type of product. For printed products, the VistaBridge software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. Viper monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

Split Run Testing technology assigns our website visitors to test and control groups. Depending on the test group to which a visitor is assigned, he or she can be shown slightly different versions of our website. This technology permits us to evaluate changes to our websites on a relatively small but still statistically significant test group prior to general release. We then use analytics software to correlate the changes on the site with the visitor's browsing and purchasing behavior and to compare our profitability for a given pair of test and control groups. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and roll-out the most promising and profitable ideas and promotions to maximize our customer value proposition.

VistaMatch Software automatically generates and displays one or more additional customized product designs based upon a customer's existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, if a customer has designed a business card, VistaMatch can automatically generate corresponding letterhead, return address labels, and refrigerator magnets that the customer can add to its order with a single key stroke.

Automated Cross-Sell and Up-Sell technology permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use this technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer's purchase history, the contents of the customer's shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Customer Recognition/Segmentation technology allows us to identify an inbound caller by their phone number and match that information to that customer's history from our customer databases. We can then tailor the types of calls that are taken by our customer service and design service agents and appropriately adjust call flow, scripts, up-sell and cross-sell suggestions in an effort to maximize contribution margin per call.

Technology Development

We intend to continue developing and enhancing our proprietary and licensed software programs and our manufacturing processes. As of June 30, 2009, more than 300 of our employees were engaged in technology development. Our technology and development expenses were $60.9 million, $44.8 million, and $27.2 million in the years ended June 30, 2009, 2008, and 2007, respectively.

We have designed our infrastructure and technologies to accommodate future growth. We have designed our website technologies to scale to accommodate future growth in the number of customer visits, orders, and product and service offerings. This Internet-based architecture makes our applications highly scalable and offers our customers fast system responsiveness when editing document designs. Our production technologies for aggregating jobs in preparation for manufacturing are designed to readily scale as we grow. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the production equipment and increasing overall system throughput.

Our customer-facing systems infrastructure, web and database servers are hosted in Bermuda and we maintain data centers for backend server operations in our Dutch and Canadian facilities. Our site systems are operated 24 hours a day, seven days a week. We believe our IT solution is highly scalable, requiring only the addition of relatively inexpensive servers and processors.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer credit card information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

The Customer Design and Purchase Experience

We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of customer service options. Our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Those customers in English and German-speaking markets who have started the design process but find that they require some guidance or design help can, with the assistance of our customer sales and support personnel, obtain real time design or ordering assistance. We also offer email support to customers in Dutch, English, French, German, Italian, Japanese, and Spanish. Those customers who would like us to prepare designs can call our creative services group and after an initial conversation, quickly receive custom design and copy options.

Designing Online

Customers visiting our websites can select the type of product they wish to design from our broad range of available products. When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer's own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer's keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based product design and editing tools are downloaded from our servers to the customer's browser program. We enable the customer to quickly and easily perform a wide range of design and editing functions on the selected design, such as:

- entering and editing text;
- cropping images or entirely replacing images with other images;
- repositioning product elements using conventional drag-and-drop functionality;
- changing fonts or font characteristics;
- uploading customer images or logos;
- changing color schemes; and
- zooming in and out.

Design, Sales and Service Customer Experience

We are committed to providing high levels of customer service and support. We offer e-mail support for customers on most of our localized websites. We augment our e-mail support and our online tools with knowledgeable, English and German-speaking, trained service, sales and design support staff.

Our English-language customer support, sales and design center is located in Montego Bay, Jamaica and our German-language support is in Venlo, the Netherlands. These were staffed by over 350 customer service and design employees as of June 30, 2009. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, we believe our agents and designers provide a high quality customer service experience.

Customers that do not want to design themselves or to design online in real-time cooperation with our sales and design personnel can instead call our design services hotline toll-free and purchase design services. Our agents are trained to be proficient in the use of our design software tools. Thanks to our proprietary design tools and low-cost, high- volume service operations, our cost, design time and revision turn around are significantly less than typically available from traditional graphic designers.

We conduct a short interview process with customers during which we gather information regarding the customer's design and copy needs and ideas, the business or social image the customer desires to convey, and other information relevant to the design and copy process. Our designers and copywriters then create customized and professional marketing materials for the customer to review and approve.

Post-Design Check-Out Process

Customers purchasing products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the customs and practices of each of our localized sites. All of our orders require pre-payment, whether by credit or debit card, check, money order or wire transfer. During the check-out process, customers are also typically presented with offers for additional products and services from us and our marketing partners. Using our automated VistaMatch product design capabilities, customers who designed products using our content can be shown images of automatically generated matching products. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, T-Shirts, pens, websites and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer's order.

The Manufacturing and Delivery Process

As orders are received, we automatically route production jobs, often aggregated by our VistaBridge technology, to the type and location of production system that is most appropriate and cost efficient for the type of product ordered. Printed products ordered in larger quantities, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art automated, high-volume, offset, professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, apparel, signage, invitations, return address labels, and magnets, are typically produced on digital equipment. In most cases, individual orders from multiple customers are aggregated to create larger jobs, allowing multiple orders to be simultaneously produced.

Our proprietary Viper software and sophisticated automation solutions combined with software from our suppliers allow us to integrate and automate the manufacturing process. This includes:

- the pre-press process, during which digital files are transferred directly from our computer servers to the manufacturing system at the appropriate production facility;
- automatic plate loading systems that eliminate all manual steps of offset printing other than a quick 'toaster like' insertion and removal of plates;
- automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates; and
- automated color management, which adjusts digital images prior to printing, assuring that colors match when processed across different printing presses and substrates.

Once printed, individual paper product orders are separated using computerized cutting systems, assembled, packaged, addressed using Vistaprint's proprietary Viper software, and shipped to the customer. Viper processes then communicate electronically with shipping carriers, assuring smooth tracking and information flow to the customer until final confirmation of delivery.

Requiring as little as 60 seconds of pre-press, printing and cutting labor for a typical order of 250 business cards, versus an hour or more for traditional printers, this process enables us to print many high quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world class manufacturing to ensure that we consistently deliver premium, high quality products.

We utilize a wide variety of raw materials in the manufacturing process for our products, for example various types of paper stock, printing plates, apparel, hats, pens, rubber stamp casings and packing boxes.

Sales and Marketing

We employ sophisticated direct marketing technologies and management practices to acquire our customers using the Internet, e-mail, and traditional direct marketing mailings. Through channels such as our own permission-based outbound emails and direct URL type-in, we are able to secure orders at relatively low cost. In addition, many of the products that we offer our customers contain the Vistaprint logo and reference our website. Our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts. As such, the appearance of our brand on the products yields broad and ongoing distribution and visibility of our brand and presents the opportunity for beneficial viral and word-of-mouth advertising.

We have developed tools and techniques for measuring the result of each provider of direct marketing services and of each marketing message or product or service offer. In addition, our customer split-run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product and service selections, prices and/or marketing messages. This allows us to test or introduce new products and services on a limited basis, test various price points on products and services or test different marketing messages related to product or service offerings.

We place advertisements on the websites of companies such as eBay and Amazon, contract for targeted e-mail marketing services from vendors such as MyPoints, and contract for placement on leading search engines such as Google and Yahoo!. We maintain affiliate programs with companies such as UPromise under which we permit program members to include hyperlinks to our websites on their sites and in promotional materials and we pay program members for sales generated through those links.

We have entered into a variety of strategic partnerships that facilitate access to customers that would be difficult to reach through traditional direct marketing channels. We focus on cultivating opportunities with strategic importance in the small business marketplace and seek to partner with companies that have large numbers of well established small business customer relationships.

For example, we have developed a scalable capability to address the market of customers who choose to order customized products and services through retail and on-line properties of office superstores, retailers and copy storefronts, through strategic partnerships with third parties, including OfficeMax, Office Depot and FedEx Office. We have also entered into strategic partnerships with online and software vendors to small businesses, such as Intuit. We believe we are positioned to develop even broader and deeper relationships in these markets.

In addition, we create co-branded versions of our websites and web landing pages for companies in a variety of industries, such as franchised organizations seeking brand consistency. In general, these arrangements involve payment of a commission or revenue share to these companies for sales of our products and services generated through these websites and web pages.

Intellectual Property

We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold 25 issued United States patents and 4 patents in other countries. Subject to our continued payment of required patent maintenance fees, our currently issued patents will expire between December 2016 and April 2027. In addition, we currently have more than 50 patent applications pending in the United States and other countries and we intend to pursue corresponding patent coverage in additional countries to the extent we believe such coverage is justified, appropriate, and cost efficient. Our issued patents relate generally to our automated process for receiving, processing, aggregating and producing multiple individual print jobs and to automated processes for facilitating document creation at a client system.

From time to time, third parties may allege that we have violated their intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. We have in the past received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license in order to continue to use such technology. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending, and resolving such claims, and may divert the efforts and attention of our management and technical personnel away from our business. As a result of such intellectual property infringement claims, we could be required or otherwise decide it is appropriate to:

- pay damages;
- discontinue manufacturing, using, or selling particular products subject to infringement claims;
- discontinue using or providing the technology or processes subject to infringement claims;

- develop other technology not subject to infringement claims, which could be time-consuming and costly or may not be possible; and/or
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms.

Similarly, companies or individuals with whom we currently have a business relationship, or have had a past business relationship, may commence an action seeking rights in one or more of our patents or pending patent applications. If such companies or individuals were to be successful in obtaining such rights, the company or individual may be able to use that patented technology, or license it to others, without paying compensation to us.

The occurrence of any of the foregoing could result in unexpected expenses or require us to recognize an impairment of our assets, which would reduce the value of our assets and increase expenses. In addition, if we alter or discontinue our production of affected items, our revenue could be negatively impacted.

We have commenced in the past, and we expect to commence again in the future, litigation against third parties to enforce patents issued to us or to determine the scope and validity of third-party proprietary rights. For instance, in May 2007, we filed a lawsuit in Federal District Court in Minnesota alleging infringement by 123Print, Inc. and Drawing Board (US), Inc. of certain U.S. patents owned by us, and since that time have expanded the lawsuit to include Taylor Strategic Accounts, Inc., a related party to 123Print, Inc. and Drawing Board (US), Inc., as an additional defendant. Similarly, in July 2006 we brought litigation in the Dusseldorf Germany District Court alleging infringement by print24 GmbH and unitedprint.com AG of a German patent owned by us.

Our ability to enforce our patents, copyrights, trademarks, and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be and have been subject to claims that the intellectual property right is invalid, is otherwise not enforceable, or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. If we are not ultimately successful in defending ourselves against these claims in litigation, we may not be able to use or provide a particular service or technology or sell a particular product or family of products, due to an injunction, or we may have to pay material amounts of damages, which could in turn negatively affect our results of operations. Even if we are successful in our initial litigation efforts, rulings in our favor may be overturned in the future in a court of appeals. Our inability to enforce our intellectual property rights under these circumstances may negatively impact our competitive position and our business.

Our primary brand is "Vistaprint." We hold trademark registrations for the Vistaprint trademark in 17 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada, Australia and Japan.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including Vistaprint.com and related names. Most of our localized sites use local country code domain names, such as Vistaprint.it for our Italian site.

Competition

The markets for both customized marketing products and services for small businesses and custom consumer products are large, evolving and highly competitive. We compete on the basis of breadth of product offerings, price, convenience, quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high quality design, production and marketing services at low price points and in doing so, offer our customers an attractive value proposition. Our current competition includes one or a combination of the following:

- traditional storefront printing and graphic design companies;
- office superstores, drug store chains, food retailers and other major retailers targeting small business and consumer markets such as Staples, UPS Stores, Office Depot, Costco, CVS, Schleker, Walgreens, Carrefour and Wal-Mart;
- wholesale printers such as Taylor Corporation and Business Cards Tomorrow;
- other online printing and graphic design companies. We are aware of many online print shops that provide printed products and services similar to ours, such as Overnight Prints, 123Print, Moo.com and UPrinting for small business marketing products and services; TinyPrints, Invitation Consultants and Fine Stationery for invitations and announcements; and Shutterfly, Snapfish, and Kodak for photo products;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- other email marketing services companies such as Constant Contact and iContact;
- other website design and hosting companies such as United Internet, Web.com and Network Solutions;
- other suppliers of custom apparel, promotional products and customized gifts, such as Zazzle, Café Press and Customization Mall;
- online photo product companies, such as Kodak Gallery, Snapfish by HP, Shutterfly and Photobox; and
- other internet firms, such as Google (Picasa), Yahoo (Flickr), Amazon, Facebook, MySpace, the Knot and many smaller firms.

As we expand our geographic reach, product and service portfolio and customer base, our competition increases. Our geographic expansion creates competition with competitors with a multinational presence and experienced local vendors. New product offerings such as websites, email marketing, apparel and photo products result in new competition as a result of us entering those markets. We encounter competition from large retailers offering a wide breadth of products and highly focused companies concentrated on a subset of our customers or product offerings.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may enter into strategic alliances to provide graphic design and production services with larger, more established and well-financed companies, potentially at more favorable terms than we could obtain. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products and services that may compete with the products and services that we market. New technologies and the expansion of existing technologies, such as local search, e-mails, electronic files and social media which may serve as substitutes for our products and services, may increase competitive pressures on us. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. We may be unable to compete successfully against current and future competitors, and competitive pressures facing us could harm our business and prospects.

Business Segment and Geographic Information

We operate in one business segment: offering small businesses and consumers a broad range of brand identity and promotional products, customized products, marketing services and electronic solutions. For the years ended June 30, 2009, 2008 and 2007, approximately 39%, 38%, and 32%, respectively, of our total revenues were derived from our non-United States websites. No single country other than the United States accounted for 10% or more of revenues in any of the years ended June 30, 2009, 2008 and 2007. For more segment and geographic information, see our consolidated financial statements and selected consolidated financial data included in this Annual Report on Form 10-K, including Note 10 to such consolidated financial statements.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model. We do not currently provide individual personal information regarding our users to third parties without the user's permission.

Employees

As of June 30, 2009, we had 1,735 full-time employees, of which 503 were employed in Lexington, Massachusetts, United States; 279 in Venlo, the Netherlands; 458 in Windsor, Ontario, Canada; 103 in Barcelona, Spain, 16 in Winterthur, Switzerland, and 376 in Montego Bay, Jamaica. In addition, as of June 30, 2009, we also employed approximately 99 temporary employees at our manufacturing facilities. None of our employees are represented by a labor union or covered by a collective bargaining agreement; however, we are required to provide 272 of our employees in our Venlo facility with compensation and benefits equal to or greater than those provided in a collective bargaining agreement covering employees in the Dutch printing trade, and employees in our Barcelona office compensation and benefits equal to or greater than those of the Catalonian collective bargaining agreement for office businesses. We have not experienced any work stoppages and believe that relations with our employees are good.

Change of Domicile

On April 30, 2009, we announced that our Board of Directors approved a proposal to effectively move the place of incorporation of the publicly traded parent entity of the Vistaprint group of companies from Bermuda to the Netherlands. Vistaprint N.V. was formed as a limited liability company (*nammlooze vennootschap*) under the laws of Netherlands on June 5, 2009 and as a wholly-owned subsidiary of Vistaprint Limited. Subsequent to the fiscal year ended June 30, 2009, at a special court-ordered meeting of common shareholders held on August 6, 2009, the common shareholders of Vistaprint Limited approved a scheme of arrangement under Bermuda law. On August 31, 2009, after receipt of the approval of the scheme of arrangement by the Supreme Court of Bermuda and the satisfaction of certain other conditions, the transactions contemplated by the scheme of arrangement were effected. Pursuant to the scheme of arrangement, among other things, each common share of Vistaprint Limited outstanding immediately before the transaction was effected was exchanged for one outstanding ordinary share of Vistaprint N.V.

As a result of the scheme of arrangement and the share exchange transaction, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint Limited became a wholly-owned subsidiary of Vistaprint N.V. In connection with consummation of the scheme of arrangement, Vistaprint N.V. assumed Vistaprint Limited's existing obligations in connection with awards granted under Vistaprint Limited's incentive plans and other similar employee awards.

Vistaprint N.V.'s ordinary shares are registered under the Securities Exchange Act and Vistaprint N.V. is subject to the same reporting requirements under the Securities Exchange Act to which Vistaprint Limited was previously subject. Vistaprint N.V.'s ordinary shares are listed on the NASDAQ Global Select Market under the ticker symbol "VPRT", the same exchange and the same symbol under which the Vistaprint Limited common shares are currently listed.

We refer to the foregoing transactions together with the steps of the scheme of arrangement as the "Change of Domicile."

Our Corporate Information

Vistaprint N.V. was incorporated under the laws of the Netherlands on June 5, 2009 as a wholly-owned subsidiary of Vistaprint Limited. As a result of the Change of Domicile, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint N.V. became the publicly traded parent company of Vistaprint Limited. Vistaprint Limited, the immediate predecessor corporation to Vistaprint N.V. was incorporated under the laws of Bermuda in April 2002. Vistaprint Corporation, the immediate predecessor to Vistaprint Limited, was incorporated in Delaware in January 2000 and was amalgamated with Vistaprint Limited on April 29, 2002. Vistaprint.com S.A., the predecessor to Vistaprint Corporation, was incorporated in France in 1995 and was merged into Vistaprint Corporation in January 2002.

We maintain a registered office in the Netherlands at Hudsonweg 8, 5928 LW Venlo, the Netherlands. Our telephone number in the Netherlands is +31-77-850-7700.

Available Information

We are registered as a reporting company under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Accordingly, we file or furnish with the Securities and Exchange Commission, or the Commission, Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as required by the Exchange Act and the rules and regulations of the Commission. We refer to these reports as Periodic Reports. The public may read and copy any Periodic Reports or other materials we file with the Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling 1-800-SEC-0330. In addition, the Commission maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, such as Vistaprint N.V, that file electronically with the Commission. The address of this website is *http://www.sec.gov*. We make available, free of charge through our United States website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Commission. The address of our United States' website is *www.vistaprint.com*. We are not including the information contained on our website, or information that can be accessed by links contained on our website, as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

We caution you that the following important factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the Commission, press releases, communications with investors and oral statements. Any or all of our forward-looking statements in this Annual Report on Form 10-K and in any other public statements we make may turn out to be wrong. These statements can be affected by, among other things, inaccurate assumptions we might make or by known or unknown risks and uncertainties or risks we currently deem immaterial. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those contained in forward looking statements made in this Annual Report on Form 10-K and in our public statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Related to Our Business

If we are unable to attract customers in a cost-effective manner, our business and results of operations could be harmed.

Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products and services, such as purchased search results from online search engines, e-mail, telesales, and direct mail. We pay providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We also promote our products and special offers through e-mail, telesales and direct mail, targeted to repeat and potential customers. In addition, we rely heavily upon word of mouth customer referrals. If we are unable to develop or maintain an effective means of reaching small businesses and consumers, the costs of attracting customers using these methods significantly increase, or we are unable to develop new cost-effective means to obtain customers, our ability to attract new and repeat customers would be harmed, traffic to our websites would be reduced and our business and results of operations would be harmed.

Purchasers of small business marketing products and services, including graphic design and customized printing, may not choose to shop online, which would prevent us from acquiring new customers which are necessary to the success of our business.

The online market for small business marketing products and services is less developed than the online market for other business and consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract customers who have historically purchased printed products and graphic design services through traditional printing operations and graphic design businesses or who have produced graphic design and printed products using self-service alternatives. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our services and products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us include:

- concerns about buying graphic design services and marketing products without face-to-face interaction with sales personnel;
- the inability to physically handle and examine product samples;
- delivery time associated with Internet orders;

- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products; and
- inconvenience associated with returning or exchanging purchased items.

We may not succeed in promoting, strengthening and continuing to establish the Vistaprint brand, which would prevent us from acquiring new customers and increasing revenues.

Since our products and services are sold primarily through our websites, the success of our business depends upon our ability to attract new and repeat customers to our websites in order to increase business and grow our revenues. For this reason, a primary component of our business strategy is the continued promotion and strengthening of the Vistaprint brand. In addition to the challenges posed by establishing and promoting our brand among the many businesses that promote products and services on the Internet, we face significant competition from graphic design and printing companies marketing to small businesses who also seek to establish strong brands. If we are unable to successfully promote the Vistaprint brand, we may fail to increase our revenues. Customer awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. To promote our brand, we have incurred and will continue to incur substantial expense related to advertising and other marketing efforts. We may choose to increase our branding expense materially, but we cannot be sure that this investment will be profitable. Underperformance of significant future branding efforts could materially damage our financial results.

A component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high-quality customer experience. In order to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in our website development and technology, graphic design operations, production operations, and customer service operations. We also redesign our websites from time to time to seek and attract customers to our websites. Our ability to provide a high-quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers and communication infrastructure providers. If we are unable to provide customers with a high-quality customer experience for any reason, our reputation would be harmed and our efforts to develop Vistaprint as a trusted brand would be adversely impacted. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

As a result of seasonal fluctuations in our sales, our quarterly results may fluctuate and could be below expectations.

Our business has become increasingly seasonal in recent years due to increased sales of products targeted to the consumer marketplace, such as holiday cards, calendars and personalized gifts. Our second fiscal quarter, ending December 31, includes the majority of the holiday shopping season in North America and Europe and has become our strongest quarter for sales of our consumer-oriented products. In the fiscal year ended June 30, 2009, sales during our second fiscal quarter accounted for more of our revenue and earnings than any other quarter, and we believe our second fiscal quarter is likely to continue to account for a disproportionate amount of our revenue and earnings for the foreseeable future. In anticipation of increased sales activity during our second fiscal quarter holiday season, we expect to incur significant additional expenses each year in the period leading up to and including that quarter, including expenses related to the hiring and training of temporary workers to meet our seasonal needs, additional inventory and equipment purchases, and increased marketing activities. If too many customers access our websites within a short period of time due to increased holiday demand, we may experience system interruptions that make our websites unavailable or more difficult to access or may prevent us from efficiently fulfilling orders, any of which could reduce the volume of products we sell. Further, if we experience lower than expected sales during the second quarter it would likely have a disproportionately large impact on our operating results and financial condition for the full fiscal year. In the future, our seasonal sales patterns may become more pronounced or may change to the extent we introduce additional products and services targeted to the consumer marketplace, including products and services that may be unrelated to the second quarter holiday period. If we are unable to accurately forecast and respond to seasonality in our business caused by demand for our consumer-oriented products, our business and results of operations may be materially harmed.

We are dependent upon our own facilities for the production of products sold to our customers and any significant interruption in the operations of these facilities or any inability to increase capacity at these facilities would have an adverse impact on our business.

We produce all of our products internally at our facilities in Windsor, Ontario, Canada and Venlo, the Netherlands. We seek to ensure that we can satisfy all of our production demand from our facilities, including at periods of peak demand, while maintaining the level of product quality and timeliness of delivery that customers require. If we are unable to meet demand from our own facilities or to successfully expand those facilities on a timely basis to meet customer demand, we would likely turn to an alternative supplier in an effort to supplement our production capacity. However, an alternative supplier may not be able to meet our production requirements on a timely basis or on commercially acceptable terms, or at all. If we are unable to fulfill orders in a timely fashion at a high level of product quality through our facilities and are unable to find a satisfactory supply replacement, our business and results of operations would be substantially harmed.

Our quarterly financial results will often fluctuate which may lead to volatility in our share price.

Our future revenues and operating results will often vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. Factors that could cause our quarterly revenue and operating results to fluctuate include, among others:

- seasonality-driven or other variations in the demand for our services and products;
- our ability to attract visitors to our websites and convert those visitors into customers;
- our ability to retain customers and encourage repeat purchases;
- business and consumer preferences for our products and services;
- shifts in product mix toward lower gross margin products;
- investment decisions by management made in relation to our performance against targeted earnings per share levels;
- our ability to manage our production and fulfillment operations;
- currency fluctuations, which affect not only our revenues but also our costs;
- the costs to produce our products and to provide our services;
- our pricing and marketing strategies and those of our competitors;
- improvements to the quality, cost and convenience of desktop printing;
- costs of expanding or enhancing our technology or websites;
- compensation expense and charges related to our awarding of share-based compensation;
- costs and charges resulting from litigation; and
- a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products.

In addition, management investment decisions may lead to fluctuations in our quarterly financial results. We base our operating expense budgets in part on expected revenue trends. A portion of our expenses, such as office leases and personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter.

Based on the factors cited above, among others, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our common shares will likely fall.

The markets for customized marketing products and services for small businesses and custom consumer products are intensely competitive and we may be unsuccessful in competing against current and future competitors, which could result in price reductions and/or decreased demand for our products.

The markets for small business marketing products and services and consumer custom products, including the printing and graphic design market, are intensely competitive, with many existing and potential competitors, and we expect competition for online small business marketing and consumer custom products and services to increase in the future. Competition may result in price pressure, reduced profit margins and loss of market share, any of which could substantially harm our business and results of operations. The markets for small business marketing products and services and for consumer custom products traditionally are highly fragmented and geographically dispersed. The increased use of the Internet for commerce and other technical advances have allowed traditional providers of these products and services to improve the quality of their offerings, produce those products and deliver those services more efficiently and reach a broader purchasing public. Current and potential competitors include:

- traditional storefront printing and graphic design companies;
- office superstores, drug store chains, food retailers and other major retailers targeting small business and consumer markets such as Staples, UPS Stores, Office Depot, Costco, CVS, Schleker, Walgreens, Carrefour and Wal-Mart;
- wholesale printers such as Taylor Corporation and Business Cards Tomorrow;
- other online printing and graphic design companies. We are aware of many online print shops that provide printed products and services similar to ours, such as Overnight Prints, 123Print, Moo.com and UPrinting for small business marketing products and services; TinyPrints, Invitation Consultants and Fine Stationery for invitations and announcements; and Shutterfly, Snapfish, and Kodak for photo products;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- other email marketing services companies such as Constant Contact and iContact;
- other website design and hosting companies such as United Internet, Web.com and Network Solutions;
- other suppliers of custom apparel, promotional products and customized gifts, such as Zazzle, Café Press and Customization Mall;
- online photo product companies, such as Kodak Gallery, Snapfish by HP, Shutterfly and Photobox; and
- other internet firms, such as Google (Picasa), Yahoo (Flickr), Amazon, Facebook, MySpace, the Knot and many smaller firms.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. Many of our competitors work together. For example, Taylor Corporation sells printed products through office superstores such as Staples and Office Depot.

Some of our competitors who either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with online competitors as use of the Internet and other online services increases. Competitors may also seek to develop new products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

In addition, we have in the past and may in the future choose to collaborate with certain of our existing and potential competitors in strategic partnerships that we believe will improve our competitive position and results of operations, such as through a retail in-store or web-based collaborative offering. It is possible, however, that such ventures will be unsuccessful and our competitive position and results of operations will be adversely affected as a result of such collaboration.

Our failure to meet our customers' price expectations would adversely affect our business and results of operations.

Demand for our products and services is sensitive to price. Changes in our pricing strategies have had, and are likely to continue to have, a significant impact on our revenues and results of operations. We offer certain free products and services as a means of attracting customers and we offer substantial pricing discounts as a means of encouraging repeat purchases. Such free offers and discounts may not result in an increase in revenues or the optimization of profits. In addition, many factors, including our production and personnel costs and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers' price expectations in any given period, our business and results of operations will suffer.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google and Yahoo! Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by companies and other entities in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct a substantial portion of the customers we serve. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our websites, requiring us to resort to other more costly resources to replace this traffic, which, in turn, could reduce our operating and net income or our revenues, prevent us from maintaining or increasing profitability and harm our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, our revenues could decline and our business may suffer. The cost of purchased search listing advertising could increase as demand for these channels continues to grow quickly, and further increases could have negative effects on our ability to maintain or increase profitability. In addition, some of our competitors purchase the term "Vistaprint" and other terms incorporating our proprietary trademarks from Google and other search engines as part of their search listing advertising. European courts have, in certain cases, upheld the rights of trademark owners to prevent such practices in certain European jurisdictions. However, U.S. courts generally have not sided with the trademark owners in cases involving U.S. search engines, and Google has refused to prevent companies from purchasing the trademark "Vistaprint" in the U.S. As a result, we may not be able to prevent our competitors from advertising to, and directly competing for, customers who search on the term "Vistaprint" on U.S. search engines.

Various private 'spam' blacklisting or similar entities have in the past, and may in the future, interfere with our e-mail solicitation, the operation of our websites and our ability to conduct business.

We depend primarily on e-mail to market to and communicate with our customers. Various private entities attempt to regulate the use of e-mail for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain e-mail solicitations that comply with current legal requirements as unsolicited bulk e-mails, or "spam." Some of these entities maintain "blacklists" of companies and individuals, and the websites, Internet service providers and Internet protocol addresses associated with those companies and individuals, that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations. If a company's Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist.

Some of our Internet protocol addresses currently are listed with one or more blacklisting entities despite our belief that our commercial e-mail solicitations comply with all applicable laws. In the future, our other Internet protocol addresses may also be listed with one or more blacklisting entities. We may not be successful in convincing the blacklisting entities to remove us from their lists. Although the blacklisting we have experienced in the past has not had a significant impact on our ability to operate our websites, send commercial e-mail solicitations, or manage or operate our corporate email accounts, it has, from time to time, interfered with our ability to send operational e-mails—such as password reminders, invoices and electronically delivered products—to customers and others, and to send and receive emails to and from our corporate email accounts. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services. There can be no guarantee that we will not continue to be blacklisted or that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our products and services, communicate with our customers and otherwise operate our websites, and operate and manage our corporate email accounts, all of which could have a material negative impact on our business and results of operations.

We may not succeed in cross selling additional products and services to our customers.

We seek to acquire customers based on their interest in one or more of our products and then offer additional related products to those customers. If our customers are not interested in our additional products or have an adverse experience with the products they were initially interested in, the sale of additional products and services to those customers and our ability to increase our revenue and to improve our results of operations could be adversely affected.

Interruptions to our website operations, information technology systems, production processes or customer service operations as a result of natural disasters, errors in our technology, capacity constraints, security breaches, contract disputes, or other causes could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability, security and availability of our websites, transaction processing systems, network infrastructure, production facilities and customer service operations are critical to our reputation, and our ability to attract and retain customers and to maintain adequate customer service levels. Any future interruptions that result in the unavailability of our websites, reduced order fulfillment performance or interfere with customer service operations could result in lost revenue, negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. We may experience temporary interruptions in our operations for a variety of reasons in the future, including human error, software errors, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and security breaches, contract disputes, and other similar events. In particular, both Bermuda, where substantially all of the computer hardware necessary to operate our websites is located in a single facility, and Jamaica, the location of most of our customer service and design service operations, are subject to a high degree of hurricane risk and extreme weather conditions that could have a devastating impact on our facilities and operations.

Our technology, infrastructure and processes may contain undetected errors or design faults. These errors or design faults may cause our websites to fail and result in loss of, or delay in, market acceptance of our products and services. In the past, we have experienced delays in website releases and customer dissatisfaction during the period required to correct errors and design faults in our websites that caused us to lose revenue. In the future, we may encounter additional issues, such as scalability limitations, in current or future technology releases. A delay in the commercial release of any future version of our technology or implementing improvements in our infrastructure and processes could seriously harm our business. In addition, our systems could suffer computer viruses and similar disruptions, which could lead to loss of critical data or the unauthorized disclosure of confidential customer data.

Our business requires that we have adequate capacity in our computer systems to cope with the high volume of visits to our websites, particularly during promotional campaign periods and in the seasonal peak in demand that we experience in our second fiscal quarter. As our operations grow in size and scope, we will need to improve and upgrade our computer systems and network infrastructure to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

Any failure of our equipment may prevent the production of orders and interfere with our ability to fulfill orders. Substantially all of our production operations are performed in two facilities: our Dutch production facility serving European and Asia-Pacific markets and our Windsor, Ontario production facility serving North American markets.

We do not presently have redundant systems operational in multiple locations. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and printing systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. We do carry business interruption insurance to compensate us for losses that may occur in the event operations at facilities are interrupted, but these policies do not address all potential causes of business interruptions we may experience and any proceeds we may receive may not fully compensate us for all of the revenue we may lose.

The occurrence of any of the foregoing could substantially harm our business and results of operations.

If we are unable to retain security authentication certificates, which are supplied by third party providers over which we exercise little or no control, our business could be harmed.

We are dependent on a limited number of third party providers of website security authentication certificates that may be necessary for some of our customers' web browsers to properly access our websites and upon which many of our customers otherwise rely in deciding whether to purchase products and services from us. Despite any contractual protections we may have, these third party providers can disable or revoke, and in the past have disabled or revoked, our security certificates without our consent, which would render our websites inaccessible to some of our customers and could discourage other customers from accessing our sites unless we are able to procure a replacement certificate from one of a limited number of alternative third party providers. Any interruption in our customers' ability or willingness to access our websites in the event our security certificates are disabled or otherwise unavailable for an extended period of time could result in a material loss of revenue and profits and damage to our brand.

Our customers create products that incorporate images, illustrations and fonts which we license from third parties, and any loss of the right to use these licensed materials may substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the design products and services we offer are the copyrighted property of other parties used by us under license agreements. If one or more of these licenses were to be terminated, the amount and variety of content available on our websites would be significantly reduced. In such event, we could experience delays in obtaining and introducing substitute materials and substitute materials might be available only under less favorable terms or at a higher cost, or may not be available at all. Any of the foregoing would have an adverse effect on our business and results of operations.

If we are unable to market and sell products and services beyond our existing target markets and develop new products and services to attract new customers, our results of operations may suffer.

We have developed products and services and implemented marketing strategies designed to attract small business owners and consumers to our websites and encourage them to purchase our products and services. We believe we will need to address additional markets and attract new customers to further grow our business. To access new markets and customers we expect that we will need to develop, market and sell new products and additional services that address their needs. To access new markets, we also intend to continue expansion of our marketing efforts and customer service both inside and outside of North America and to continue to introduce localized websites in different countries and languages. In addition, we intend to focus on developing new strategic relationships to expand our marketing and sales channels, such as co-branded or strategic partner-branded websites and retail in-store offerings. Any failure to develop new products and services, expand our business beyond our existing target markets and customers, and address additional market opportunities could harm our business, financial condition and results of operations.

The development of our business since the launch of the Vistaprint.com website in April 2000 has been attributable to organic growth, but in the future we may choose to undertake acquisitions to further expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders.

Our business and our customer base have been built through organic growth. Key components of our business strategy include, among others, expanding our customer base, targeting additional markets and business opportunities, and expanding our product and service offerings. To execute our expansion strategy, we expect that we will selectively pursue acquisitions of businesses, technologies or services in order to expand our capabilities, enter new markets, or increase our market share. We do not have any experience making acquisitions. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all, and, in the case of equity financings, would result in dilution to our shareholders and, in the case of debt financings, may subject us to covenants restricting the activities we may undertake in the future. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired businesses, technologies or services effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services to acquire could also disrupt our ongoing business and divert our management's attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel including, in particular, Robert S. Keane, our President and Chief Executive Officer, Janet Holian, our President of Vistaprint Europe, Wendy Cebula, our President of Vistaprint North America and Michael Giannetto, our Chief Financial Officer. None of these executives are a party to an employment agreement with Vistaprint, and therefore may cease their employment with us at any time with no advance notice. The loss of one or more of these or other key employees may significantly delay or prevent the achievement of our business objectives. We face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

If we are unable to manage our expected growth and expand our operations successfully, our reputation would be damaged and our business and results of operations would be harmed.

We have rapidly grown to over 1,700 full-time employees and approximately 100 temporary employees as of June 30, 2009. As of June 30, 2009, we have facilities and offices in Bermuda, the United States, the Netherlands, Spain, Jamaica, Switzerland, and Canada. Our growth, combined with the geographical separation of our operations, has placed, and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and anticipated growth will require us to continue to refine our operational, financial and management controls, human resource policies, reporting systems and procedures in the locations in which we operate. We expect the number of countries and facilities from which we operate to continue to increase in the future.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage expected future expansion, our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be negatively impacted.

We operate production facilities in Venlo, the Netherlands and Windsor, Ontario, Canada, a customer support, sales and service, and graphic design center in Montego Bay, Jamaica, website operations in Devonshire, Bermuda, our European headquarters and marketing office in Barcelona, Spain, a technology development facility in Winterthur, Switzerland, technology development, marketing, finance and administrative operations in Lexington, Massachusetts, United States, and, effective as of July 2009, our headquarters in Paris, France, which includes the office of our President and CEO and our corporate strategy group. We have localized websites to serve many markets internationally. For the fiscal year ended June 30, 2009, we derived 39% of our revenue from our non-United States websites. We are subject to a number of risks and challenges that specifically relate to our international operations. These risks and challenges include, among others:

- fluctuations in currency exchange rates that may increase the United States dollar cost of, or reduce United States dollar revenue from, operations outside of the USA;

Form 10-K

- difficulty managing operations in, and communications among, multiple locations and time zones;
- local regulations that may restrict or impair our ability to conduct our business as planned;
- protectionist laws and business practices that favor local producers and service providers;
- interpretation of complex tax laws, treaties and regulations that could expose us to unanticipated taxes on our income and increase our effective tax rate;
- failure to properly understand and develop graphic design content and product formats appropriate for local tastes;
- restrictions imposed by local labor practices and laws on our business and operations; and
- failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results.

Our business and results of operations may be negatively impacted by general economic and financial market conditions and such conditions may increase the other risks that affect our business.

Most if not all of the markets in which we operate are currently in an economic recession that we believe has had and will continue to have a negative impact on our business. Likewise the world's financial markets are currently experiencing significant turmoil, resulting in reductions in available credit, dramatically increased costs of credit, increased volatility in security prices, rating downgrades of investments and reduced valuations of securities generally. These events have materially and adversely impacted the availability of financing to a wide variety of businesses, including small businesses, and the resulting uncertainty has led to reductions in capital investments, overall spending levels, future product plans, and sales projections across industries and markets. These trends could have a material and adverse impact on the overall demand for our products and services and our ability to achieve targeted financial results, as well as our overall financial results from operations. We are unable to predict the likely duration and severity of the current disruption in financial markets and recession in Europe, the U.S. and other countries, but the longer the duration the greater risks we face in operating our business.

The United States government may substantially increase border controls and impose duties or restrictions on cross-border commerce that may substantially harm our business.

For the fiscal year ended June 30, 2009, we derived 61% of our revenue from sales to customers made through Vistaprint.com, our United States-focused website. We produce all physical products for our United States customers at our facility in Windsor, Ontario. Restrictions on shipping goods into the United States from Canada pose a substantial risk to our business. Particularly since the terrorist attacks on September 11, 2001, the United States government has substantially increased border surveillance and controls. We have from time to time experienced significant delays in shipping our manufactured products into the United States as a result of these controls, which has, in some instances, resulted in delayed delivery of orders.

The United States also imposes protectionist measures, such as customs duties and tariffs, that limit free trade. Some of these measures may apply directly to product categories that comprise a material portion of our revenues. The customs laws, rules and regulations that we are required to comply with are complex and subject to unpredictable enforcement and modification. If the United States were to impose further border controls and restrictions, interpret or apply regulations in a manner unfavorable to the importation of products from outside of the U.S., impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from Canada and other countries to the United States, we may have greater difficulty shipping products into the United States or be foreclosed from doing so, experience shipping delays, or incur increased costs and expenses, all of which would substantially impair our ability to serve the United States market and harm our business and results of operations.

We may not be able to protect our intellectual property rights, which may impede our ability to build brand identity, cause confusion among our customers, damage our reputation and permit others to practice our patented technology, which could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our trademarks, our websites features and functionalities or to obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations.

As of June 30, 2009, we held 25 issued United States patents, 4 patents in other countries and we had more than 50 patent applications pending in the United States and other countries. We intend to continue to pursue patent coverage in the United States and other countries to the extent we believe such coverage is justified, appropriate, and cost efficient. There can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, there could be infringement, invalidity, co-inventorship or similar claims brought by third parties with respect to any of our currently issued patents or any patents that may be issued to us in the future. For example, administrative opposition proceedings asking the European Patent Office to reconsider the allowance of one of our European patents relating to certain downloadable document design programs and methods were filed in 2005. At a hearing held in April 2008, an opposition panel of the European Patent Office indicated its intention to revoke the patent at issue, and in June, 2009, the panel issued a written opinion stating the basis for its decision. Vistaprint has appealed the decision. Any similar claims, whether or not successful, could be extremely costly, could damage our reputation and brand and substantially harm our business and results of operations.

Our primary brand is "Vistaprint." We hold trademark registrations for the Vistaprint trademark in the United States, the European Union, Canada, Japan and various other jurisdictions. Our competitors or other entities may adopt names or marks similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. There are several companies that currently incorporate or may incorporate in the future "Vista" into their company, product or service names, such as Microsoft Corporation's decision to name one of its operating systems "Vista." There could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Vistaprint or our other trademarks, and we may institute such claims against other parties. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

If we become involved in intellectual property litigation or other proceedings related to a determination of rights, we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities.

A third party may sue us for infringing its intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. We have, in the past, received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license in order to continue to use such technology. Similarly, companies or individuals with whom we currently have a business relationship, or have had a past business relationship, may commence an action seeking rights in one or more of our patents or pending patent applications.

We recently were sued for patent infringement in two unrelated Federal District Court cases in Texas. In June 2009, Vistaprint Limited, our wholly-owned subsidiary, and VistaPrint USA, Incorporated, a wholly-owned subsidiary of Vistaprint Limited, together with sixteen other companies unaffiliated with Vistaprint Limited or VistaPrint USA, Incorporated, were named as defendants in a complaint for patent infringement by Soverain Software LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that the defendants are infringing three U.S. Patents, two of which relate to network-based sales systems employing a customer computer, a shopping cart computer and a shopping cart database and the third of which relates to the use of session identifiers in connection with requests transmitted through a network between a client and a server.

In July 2009, Vistaprint Limited and OfficeMax Incorporated were named as defendants in a complaint for patent infringement filed by ColorQuick LLC, also in the United States District Court for the Eastern District of Texas. The complaint alleges that Vistaprint Limited and OfficeMax Incorporated are infringing a U.S. patent relating to systems and methods for processing electronic files stored in a page description language format, such as PDF. In each of these two lawsuits, the plaintiff is seeking a declaration that the patents at issue are valid and enforceable, a declaration that the defendants infringe, the entry of a preliminary and permanent injunction, and damages.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts from growing our business. Potential adversaries may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations or may prevent or delay our acquisition by a third party. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay damages and attorney's fees. Additionally, if we are found to have willfully infringed a third party's patent, we may be liable for treble damages and a court could enjoin us from performing the infringing activity. Thus, the situation could arise in which our ability to use certain technologies important to the operation of our business would be restricted by a court order.

Alternatively, we may be required to, or decide to, enter into a license with a third party that claims infringement by us. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a third party's patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

In addition, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. Our ability to enforce our patents, copyrights, trademarks, and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable, or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. Our inability to enforce our intellectual property rights under these circumstances may negatively impact our competitive position and our business.

For instance, in May 2007, Vistaprint Technologies Limited, a wholly-owned subsidiary of Vistaprint Limited, initiated litigation in the United States District Court for the District of Minnesota alleging infringement by 123Print, Inc. and Drawing Board (US), Inc. of certain U.S. patents owned by Vistaprint Technologies Limited, and subsequently expanded the lawsuit to include Taylor Strategic Accounts, Inc., a related party to 123Print, Inc. and Drawing Board (US), Inc., as an additional defendant. The defendants denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents. This litigation is currently stayed pending resolution of Vistaprint Technologies Limited's requests for reexamination of the patents-in-suit before the U.S. Patent Office.

In July 2006, Vistaprint Technologies Limited filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants of one of our European patents. In response to Vistaprint Technologies Limited's infringement claim, unitedprint.com AG filed a patent nullification action against us in June 2007 in German Patent Court in relation to the same European patent at issue in our infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in Vistaprint Technologies Limited's favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of our requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf District Court's ruling went into effect in early September 2007, and was not appealed by the defendants. However, on November 13, 2008, the German Patent Court held an oral hearing on the patent nullification action brought by unitedprint.com and revoked the patent at issue. The Patent Court issued a written opinion stating the basis for its ruling on March 24, 2009 and, on April 22, 2009, Vistaprint Technologies Limited filed a notice of appeal of the Patent Court's ruling with the German Federal Supreme Court.

We sell our products and services primarily through our websites and our inability to acquire or maintain domain names for our websites could result in the loss of customers which would substantially harm our business and results of operations.

We sell our products and services primarily through our websites. We currently own or control a number of Internet domain names used in connection with our various websites, including Vistaprint.com and similar names with alternate URL names, such as .net, .de and .co.uk. Domain names generally are regulated by Internet regulatory bodies. If we are unable to use a domain name in a particular country, we would be forced to either purchase the domain name from the entity that owns or controls it, which we may not be able to do on commercially acceptable terms, or at all, incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Any of these results could substantially harm our business and results of operations. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and subject to change. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Vistaprint in all of the countries in which we currently or intend to conduct business.

Our revenues may be negatively affected if we are required to charge sales or other taxes on purchases.

We do not collect or have imposed upon us sales or other taxes related to the products and services we sell, except for certain corporate level taxes and value added and similar taxes in certain jurisdictions. However, one or more jurisdictions or countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more governments, including any country in which we do business or sub-federal authorities such as states in the United States, that we should be, or should have been, collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.

Currently, decisions of the United States Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet in the United States. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities in the United States from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities could disagree with our interpretation of these decisions and could seek to impose sales tax collection obligations on us even though we are engaged in online commerce and have no physical presence in those jurisdictions. A number of states in the United States, as well as the United States Congress, have been considering or have adopted various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. A number of states, including New York, have introduced or enacted laws that create a presumption of sales tax nexus on out-of-state internet retailers that have certain commission-based advertising arrangements with in-state marketing affiliates. In January 2009, a complaint filed by Amazon.com in New York state court challenging the New York law on various constitutional grounds was dismissed by the court.

If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court's current position regarding state and local taxation of Internet sales, or if any of these initiatives were adopted to address the Supreme Court's constitutional concerns and result in a reversal or modification of its current position, we could be required to collect sales and use taxes from purchasers in the United States. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future revenue. In addition, a substantial amount of our business is derived from customers in the European Union, whose tax environment is also complex and subject to changes that would be adverse to our business.

Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet and e-commerce could substantially harm our business and results of operations.

Due to our dependence on the Internet for most of our sales, regulations and laws specifically governing the Internet and e-commerce may have a greater impact on our operations than other more traditional businesses. Existing and future laws and regulations, including the taxation of sales through the Internet, may impede the growth of e-commerce and our ability to compete with traditional graphic designers, printers and small business marketing companies, as well as desktop printing products. These regulations and laws may cover taxation, as well as restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce as the vast majority of applicable laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Electronic Transactions Act 1999, the U.S. Digital Millennium Copyright Act and the U.S. CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

If we were required to review the content that a customer incorporates into a product and interdict the shipment of products that violate copyright protections or other laws, our costs would significantly increase, which would harm our results of operations.

Because of our focus on automation and high volumes, our operations do not involve, for the vast majority of our sales, any human-based review of content. Although our websites' terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, racist, scandalous, obscene, or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that customer lives or one or more jurisdictions where Vistaprint operates. There is, therefore, a risk that customers may intentionally or inadvertently order and receive products from us that are in violation of the rights of another party or a law or regulation of a particular jurisdiction. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction which could substantially harm our business and results of operations. In addition, if we were held liable for actions of our customers, we could be required to pay substantial penalties, fines or monetary damages.

Purported Federal class action lawsuits have been filed asserting substantially identical claims alleging that certain of our customers were, without their knowledge or consent, enrolled in and billed for membership discount programs offered by third party merchants on our Vistaprint.com website; and our reputation, revenues and results of operations could be adversely affected if we or the third party merchants are unable to successfully resolve these lawsuits or similar claims that may be brought in the future.

During each of the last three fiscal years, we generated a portion of our revenue from order referral fees, revenue share and other fees paid to us by third party merchants for customer click-throughs, distribution of third-party promotional materials, and referrals arising from products and services of the third party merchants we offer to our customers on our website, which we collectively refer to as referral fees. Some of these third party referral-based offers are for memberships in discount programs or similar promotions made to customers who have purchased products from us, in which we receive a payment from the third party merchants for every customer that accepts the promotion. Certain of these third party membership discount programs have been the subject of consumer complaints, litigation, and regulatory actions alleging that the enrollment and billing practices involved in the programs violate various consumer protection laws or are otherwise deceptive. For example, various state attorneys general have brought similar consumer fraud lawsuits against certain of the third party merchants asserting that they have not adequately disclosed the terms of their offers

Form 10-K

and have not obtained proper approval from consumers before debiting the consumers' bank account or billing the consumers' credit card. From time to time we receive complaints from our customers regarding certain of the membership discount programs offered on our websites.

Between July 29, 2008, and September 11, 2008, a total of seven purported class action lawsuits were filed against VistaPrint USA, Inc., VistaPrint Corp. and/or Vistaprint Limited., and two third party merchants, in U.S. Federal District Court in six different states, asserting substantially identical claims alleging that the defendants violated certain Federal and state consumer protection laws in connection with the offer of membership discount programs on our Vistaprint.com website. The plaintiffs allege, among other things, that after ordering products on our Vistaprint.com website they were enrolled in certain membership discount programs and that monthly subscription fees for the programs were subsequently charged directly to their credit or debit cards, in each case purportedly without their knowledge or authorization. The plaintiffs are seeking recovery of an unspecified amount of damages, including statutory and punitive damages, together with interest and legal costs, and are also seeking to prevent us and the merchants from engaging in similar practices in the future. The seven purported class action lawsuits have been transferred to the United States District Court for the Southern District of Texas for coordinated pretrial proceedings. On April 17, 2009, VistaPrint USA, Incorporated filed a Motion to Dismiss the Consolidated Complaint, and on July 2, 2009 the Plaintiffs filed an Opposition to VistaPrint USA, Incorporated's Motion to Dismiss. Following that, on July 24, 2009, VistaPrint USA, Incorporated filed a reply brief in support of its Motion to Dismiss.

We and the third party merchants may receive other complaints in the future regarding these types of membership discount programs. Governmental authorities also may institute proceedings alleging similar alleged misconduct. For example, on May 28, 2009, Senator John D. Rockefeller IV, Chairman of the United States Senate Committee on Commerce, Science and Transportation announced that his Committee is investigating membership discount programs marketed by Vertrue, Inc. and Webloyalty.com, Inc. through e-commerce retailers due to the high volume of consumer complaints concerning the programs. The purported class action lawsuits or any other private or governmental claims or actions that may be brought against us in the future relating to these third party membership programs could result in our being obligated to pay substantial damages or incurring substantial legal fees in defending claims. These damages and fees could be disproportionate to the revenues we generate through these relationships, which would have an adverse affect on our results of operations. Even if we are successful in defending against these claims, such a defense may result in distraction of management and significant costs. In addition, customer dissatisfaction or a significant reduction in or termination of the membership discount offers on our website as a result of these claims could have a negative impact on our brand, revenues and profitability.

We expect that revenues we derive from third party referral programs, particularly membership discount programs, will decrease in the future, which could adversely affect our results of operations.

For the fiscal year ended June 30, 2009 we derived approximately 5.0% of our total revenues from referral fees generated from all sources, as compared to 6.9% in 2008. In each of those fiscal years, 3.9% and 6.2%, respectively, of total Vistaprint revenue was derived from membership discount programs. We expect that referral fee revenue from all sources will account for between 2% and 5% of our total revenues by the end of calendar year 2010. Of that amount, we expect that referral fee revenue from membership discount programs will decline in absolute dollar terms over that period of time, including possibly to as low as zero. Actual referral fees, including membership discount programs, could generate more or less of our total revenues than we currently expect due to a variety of factors, including, among others, strategic operating decisions. We expect to partially offset the anticipated reductions in referral fee revenues from a variety of sources, but if we are not successful in doing so our revenues and profitability could be adversely affected.

Our practice of offering free products and services could be subject to judicial or regulatory challenge which, if successful, would hinder our ability to attract customers and generate revenue.

We regularly offer free products and services as an inducement for customers to try our products and services. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers—for example, that customers are required to pay shipping and processing charges to take advantage of a free product offer—we have in the past, and may in the future, be subject to claims from individuals or governmental regulators in Europe, the United States and other countries that our free offers are misleading or do not comply with applicable legislation or regulation. For example, in 2004, one of our subsidiaries and one of our predecessor corporations were named as defendants in a class action lawsuit, which was ultimately settled, alleging that the shipping and handling fees we charged in connection with our free business card offer violated sections of the California Business and Professions Code that limit the amount that may be charged for shipping and handling in connection with a prize or gift. In addition, customers and competitors have filed complaints with governmental and standards bodies in other jurisdictions claiming that customers were misled by the terms of our free offers. Our free product offers could be subject to additional challenges in the future. If we are subject to further actions in the future, or if we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

Our failure to protect our network and the confidential information of our customers against security breaches and to address risks associated with credit card fraud could damage our reputation and brand and substantially harm our business and results of operations.

A significant prerequisite to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent security breaches of our network could damage our reputation and brand and substantially harm our business and results of operations. Currently, a majority of our sales are billed to our customers' credit card accounts directly. We retain our customers' credit card information for a limited time following a purchase of products for the purpose of issuing refunds. For customers purchasing certain subscription-based services from us, such as our website hosting service, we also retain credit card information for the purpose of undertaking recurring billing. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other related developments, among other factors, may result in a compromise or breach of our network or the technology used by us to protect our network and our customer transaction data including credit card information. Any such compromise of our network or our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

In addition, under current credit card practices, we may be liable for fraudulent credit card transactions conducted on our websites, such as through the use of stolen credit card numbers, because we do not obtain a cardholder's signature. To date, quarterly losses from credit card fraud have not exceeded 1% of total revenues in any quarter, but we continue to face the risk of significant losses from this type of fraud. Although we seek to maintain insurance to cover us against this risk, we cannot be certain that our coverage will be adequate to cover liabilities actually incurred as a result of such fraud or that insurance will continue to be available to us on economically reasonable terms, or at all. Our failure to limit fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

We are subject to payment-related risks.

We accept payments for our products and services on our websites by a variety of methods, including credit card, debit card and bank check. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud risk. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins or require that we charge our customers more for our products. We are also subject to payment card association and similar operating rules and requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules and requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers or facilitate other types of online payments, and our business and operating results could be materially adversely affected.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage, and may require product recalls or other actions. Although we maintain product liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all.

Risks Related to Our Corporate Structure

Challenges by various tax authorities to our complex international structure could, if successful, increase our effective tax rate and adversely affect our earnings.

Our international structure is complex. Vistaprint N.V. is organized in the Netherlands. Certain management services relating to the activities of the Vistaprint group are provided by employees of our non-Dutch subsidiaries, who are based in jurisdictions other than the Netherlands. We have endeavored to structure our business so that our operations outside the Netherlands are carried out by our local subsidiaries and the business income of the Vistaprint group is, in general, not subject to tax in these jurisdictions outside the Netherlands, such as Jamaica, the United States, Canada, Spain, France, or Switzerland. Many countries' tax laws, including United States tax law, impose taxation upon entities that are engaged in a business in that country, but do not clearly define activities that constitute being engaged in a business. The tax authorities in these countries could contend that some or all of the income of the Vistaprint N.V. group should be subject to income or other tax. If the income of the Vistaprint N.V. group is taxed in these other jurisdictions, such taxes will increase our effective tax rate and adversely affect our results of operations.

On May 6, 2009, the Dutch Revenue Authority granted us an Advanced Tax Ruling. The Advanced Tax Ruling provides, among other things, for an exemption for Vistaprint N.V. from Dutch corporate taxes on dividend income from its subsidiaries and confirms the amount of business income of Vistaprint N.V. that should be subject to tax in the Netherlands. The Advanced Tax Ruling establishes conditions with which we need to comply to retain the benefits of the Advanced Tax Ruling, including the requirement that we perform certain management functions in the Netherlands. If we are unable to adhere to the terms of the Advanced Tax Ruling, the Dutch authorities may revoke the Advanced Tax Ruling and the result may be an increase in our effective corporate tax rate and/or Dutch dividend withholding tax due on share repurchases. If this were to occur, our expenses may increase significantly beyond what we anticipate and our business and results of operations would be adversely impacted.

On May 4, 2009, the French tax authorities granted us a "headquarters" ruling ("Decision du regime des Quartiers Généraux") with respect to our French subsidiary. The headquarters ruling enables us, among other things, to calculate our taxable profits attributable to the French subsidiary as a fixed percentage of the subsidiary's expenditures using the "cost-plus" method. For the purposes of this ruling, a "headquarters" is a French subsidiary of a company registered outside of France that operates within a multinational group of companies. The headquarters' activities must involve providing the functions of executive management, management, coordination or control, for the sole benefit of the group. If we are unable to adhere to the terms of the French headquarters ruling, the French tax authorities may revoke the ruling and the result may be an increase in our effective corporate tax rate. If this were to occur, our expenses may increase significantly beyond what we anticipate and our business and results of operations would be adversely impacted.

We are subject to changing tax laws, treaties and regulations in and between countries in which we and our subsidiaries operate or are resident, including, among others, treaties between the United States, countries in the European Union, Canada and other countries. These tax laws, treaties and regulations are highly complex and subject to interpretation. U.S. corporations are subject to United States federal income tax on the basis of their worldwide income. Non-U.S. corporations generally are subject to United States federal income tax only on income that has a sufficient nexus to the United States. On October 22, 2004, the United States enacted the American Jobs Creation Act of 2004, or the AJCA. Under the AJCA, non-U.S. corporations that after March 4, 2003 complete the acquisition of substantially all of the properties of a U.S. corporation and that meet certain ownership, operational and other tests are treated as U.S. corporations for United States federal income tax purposes and, therefore, are subject to United States federal income tax on their worldwide income. The amalgamation of our predecessor U.S. corporation with Vistaprint Limited, our Bermuda subsidiary and our parent company prior to our redomestication to the Netherlands, occurred in April 2002. The AJCA grants broad regulatory authority to the Secretary of the Treasury to provide regulations as may be appropriate to determine whether a non-U.S. corporation is treated as a U.S. corporation. We do not believe that the relevant provisions of the AJCA as currently enacted apply to Vistaprint N.V., but there can be no assurance that the United States Internal Revenue Service will not challenge this position or that a court will not sustain any such challenge. Furthermore, at various times during the last few years there have been legislative proposals in the U.S. Congress which, if enacted into law, would retroactively change the March 4, 2003 AJCA measurement date to March 20, 2002. A successful challenge by the Internal Revenue Service, or a change of the March 4, 2003 date in the AJCA to an earlier date, could result in Vistaprint N.V. being subject to tax in the United States on its worldwide income, which would increase our effective rate of tax and adversely affect our results of operations. Similarly, there have been other legislative proposals introduced in the United States Congress from time to time that seek to impose taxes and similar obligations and restrictions on foreign companies with operations in the United States, such as by classifying certain foreign corporations that are managed and controlled primarily in the United States as domestic corporations for U.S. tax purposes. We cannot predict whether these or other similar legislative proposals will become law. If any such legislative proposals become law and are deemed to apply to Vistaprint N.V., our effective tax rate could increase and our results of operations could be materially adversely affected.

Our intercompany arrangements may be challenged, resulting in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written intercompany service and related agreements, which we also refer to as transfer pricing agreements, among Vistaprint N.V. and our subsidiaries. These agreements establish transfer prices for printing, marketing, management, technology development and other services performed by these subsidiaries for Vistaprint N.V. and other group companies. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arm's length. With the exception of the transfer pricing arrangements applicable to our Dutch and French operations, our transfer pricing arrangements are not binding on applicable tax authorities and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any country were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of taxable income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. Changes in laws and regulations may require us to change our transfer pricings or operating procedures. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would result in a higher tax liability to us, which would adversely affect our earnings.

We will pay taxes even if we are not profitable on a consolidated basis which would cause increased losses and further harm to our results of operations.

The intercompany service and related agreements among Vistaprint N.V. and our direct and indirect subsidiaries in general guarantee that the subsidiaries realize profits. As a result, even if the Vistaprint group is not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. If we are unprofitable on a consolidated basis, as has been the case in some prior periods, this structure will increase our consolidated losses and further harm our results of operations.

We may not be able to make distributions or repurchase shares without subjecting our shareholders to Dutch withholding tax.

A Dutch withholding tax may be levied on dividends and similar distributions made by Vistaprint N.V. to its shareholders at the statutory rate of 15% if we cannot structure the distributions as distributions made to shareholders in relation to a reduction of par value, which would be non-taxable for Dutch withholding tax purposes if properly structured. We have in the past, and may in the future, repurchase outstanding ordinary shares. Under our Dutch Advanced Tax Ruling, a repurchase of shares should not result in any Dutch withholding tax if we hold the repurchased shares in treasury for the purpose of issuing shares upon the exercise of certain stock awards and other potential uses. However, if the shares cannot be used for these purposes, or the Dutch tax authorities challenge the use of the shares for these purposes, such a repurchase of shares for the purposes of capital reduction may be treated as a partial liquidation subject to the 15% Dutch withholding tax to be levied on the difference between our recognized paid in capital for Dutch tax purposes and the redemption price.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our ordinary shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their ordinary shares. Under the PFIC rules, unless U.S. holders make an election available under the Internal Revenue Code of 1986, as amended, such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ordinary shares.

We believe that we were not a PFIC for the tax year ended June 30, 2009 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a PFIC for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules.

Each "10% U.S. Shareholder" of a non-U.S. corporation that is a "controlled foreign corporation," or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through non-U.S. entities on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A non-U.S. corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the total combined voting power of all classes of voting shares of the non-U.S. corporation or more than 50% of the total value of all shares of the corporation on any day during the taxable year of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Internal Revenue Code, who owns at least 10% of the total combined voting power of all classes of shares entitled to vote of the non-U.S. corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned include shares owned directly or indirectly through non-U.S. entities and shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed to enable such taxpayer to satisfy this tax liability. Based upon our existing share ownership, we do not believe we are a CFC.

Provisions of our Articles of Association, the Articles of Association of a foundation that we have established, Dutch law and an option we have granted to the foundation may make it difficult to replace or remove management and may inhibit or delay a change of control, including a takeover attempt that might result in a premium over the market price for our ordinary shares, and dilute your voting power.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss the members of our management board and supervisory board against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding ordinary shares unless the proposal was made by a meeting of the supervisory board, in which case a simple majority is sufficient. The Articles also provide that if the members of our supervisory board and our management board have been nominated by a meeting of the supervisory board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding ordinary shares. As a result, there may be circumstances in which shareholders may not be able to remove members of our management board or supervisory board even if holders of a majority of our ordinary shares favoring doing so.

Our Articles provide for the possible issuance of preferred shares. We are establishing a foundation, the Stichting Continuïteit Vistaprint, which we refer to as the Foundation, whose board will consist of three members, at least two of whom are independent of Vistaprint N.V. We will grant the Foundation a call option pursuant to which the Foundation may acquire a number of preferred shares equal to the same number of ordinary shares then outstanding. The objective of the Foundation is to serve the interests of Vistaprint N.V. In carrying out this objective, the Foundation may acquire, own and vote our preferred shares in order to maintain the independence, continuity or identity of Vistaprint N.V. If the Foundation were to exercise the call option, it may prevent a change of control or delay or prevent a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares. Exercise of the preferred share option would also effectively dilute the voting power of our outstanding ordinary shares by one-half.

In addition, our management board has been granted the right to issue preferred shares up to an amount equal to the number of ordinary shares under our authorized share capital. This authorization must be renewed by our shareholders at least every five years.

We have limited flexibility with respect to certain aspects of capital management.

Dutch law allows our shareholders to grant the management board the authority to issue ordinary shares as it determines appropriate without obtaining specific shareholder approval for each issuance, but this authorization is limited to the number of ordinary shares under our authorized share capital and must be renewed by the shareholders at least every five years. Additionally, subject to specified exceptions, Dutch law grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Dutch law also reserves for approval by shareholders many corporate actions, such as the approval of dividends. Situations may arise where the flexibility to issue shares, pay dividends or take other corporate actions without a shareholder vote would be beneficial to the us, but is not available under Dutch law.

Because of our articles of association and our organization under Dutch law, you may find it difficult to pursue legal remedies against the members of our supervisory board or management board.

Our Articles and our internal corporate affairs are governed by Dutch law. The rights of our shareholders and the responsibilities of the supervisory board and management board that direct our affairs are different from those established under the statutes and judicial precedents of the United States. For example, class action lawsuits and derivative lawsuits are generally not available under Dutch law. You may find it more difficult to protect your interests against actions by members of our supervisory board or management board than you would if we were a U.S. corporation. Under Dutch law, the supervisory board and the management board are responsible for acting in the best interests of the company, its business and all of its stakeholders generally, which includes shareholders, employees, customers and creditors, not just shareholders. Furthermore, under our Articles, we are obligated to indemnify the members of our supervisory board and our management board against liabilities resulting from proceedings against such members in connection with their membership on either board, if such member acted in good faith and in a manner he believed to be in our best interests and such member has not been adjudged in a final and non-appealable judgment by a Dutch judge to be liable for gross negligence or willful misconduct, subject to various exceptions.

We are incorporated under the laws of the Netherlands, and the majority of our assets are located outside the United States, which may make it difficult for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our management board and our officers reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. shareholders will be able to enforce against us, members of our management board or supervisory board or officers who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our management board or supervisory board or our officers in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against us or such members or officers.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

We own real property associated with the two computer integrated manufacturing facilities we have constructed for the production of our products. Our 296,000 square foot facility located near Windsor, Ontario, Canada services the North American market and our 195,800 square foot facility located in Venlo, the Netherlands services markets outside of North America. Our web servers are located in data center space at a Cable & Wireless co-location and hosting facility in Devonshire, Bermuda.

In addition we lease the properties listed below:

Location	Square Feet	Type	Lease Expires
Lexington, MA, USA	202,000	Technology development, marketing and administrative	April 26, 2017
Montego Bay, Jamaica	30,000	Design, sales and service center	April 30, 2011
Montego Bay, Jamaica	5,000	Training and quality assurance facility	Month-to-month
Barcelona, Spain	19,000	Marketing and administrative	December 31, 2011
Winterthur, Switzerland	12,000	Technology development and prototyping laboratory	February 28, 2013
Paris, France	3,850	Headquarters office, including CEO and strategy	May 31, 2018

We believe that the total space available to us in the facilities we own and under our current leases and co-location arrangements or obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

Item 3. *Legal Proceedings*

On July 27, 2006, Vistaprint Technologies Limited, a wholly-owned subsidiary of our subsidiary Vistaprint Limited, filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants in Germany of one of Vistaprint Technologies Limited's European patents related to computer-implemented methods and apparatus for generating pre-press graphic files. On June 7, 2007, unitedprint.com AG filed a patent nullification action in the German Patent Court in relation to the same European patent at issue in Vistaprint Technologies Limited's infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in Vistaprint Technologies Limited's favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of the requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf District Court's ruling went into effect in early September 2007 and was not appealed by the defendants. On November 13, 2008, the German Patent Court held an oral hearing on the patent nullification action brought by unitedprint.com and revoked the patent at issue. The Patent Court issued a written opinion stating the basis for its ruling on March 24, 2009 and, on April 22, 2009, Vistaprint Technologies Limited filed a notice of appeal of the Patent Court's ruling with the German Federal Supreme Court. We are unable to express an opinion as to the likely outcome of such appeal.

On May 14, 2007, Vistaprint Technologies Limited filed a patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc., subsidiaries of Taylor Corporation, in the United States District Court for the District of Minnesota. The complaint in the lawsuit asserts that the defendants have infringed and continue to infringe three U.S. patents owned by Vistaprint Technologies Limited related to browser-based tools for online product design. The complaint seeks an injunction against the defendants and the recovery of damages. The defendants filed their Answer and Counterclaims to the complaint on June 7, 2007, in which they denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents-in-suit. In August 2007, another Taylor Corporation subsidiary, Taylor Strategic Accounts, Inc., was added as an additional defendant in the case. The exchange of relevant documents and records and the depositions of fact witnesses in connection with the allegations of the parties have been substantially completed. In early June 2008, newly discovered third party prior art documents were introduced into the litigation. These documents had not been reviewed and considered by the U.S. Patent Office prior to issuance of the patents-in-suit. For that reason, on June 30, 2008, Vistaprint Technologies Limited requested the United States District Court to stay the litigation to provide the U.S. Patent Office an opportunity to reexamine the patents-in-suit in light of these newly discovered documents. On September 2, 2008, the Court granted Vistaprint Technologies Limited's request for a stay. Subsequent to the Court's decision, Vistaprint Technologies Limited submitted a request for reexamination of each of the patents-in-suit to the U.S. Patent Office. The reexamination requests were granted in February 2009. Pursuant to the Court's order, the stay will remain in place pending the resolution of the requests for reexamination. On October 28, 2008, a St. Paul, Minnesota law firm also filed requests with the U.S. Patent Office seeking reexamination of the three patents-in-suit. The name of the client who engaged the firm to prepare and file the reexamination requests was not disclosed by the firm, but we believe that the client was either Taylor Corporation or an affiliate of Taylor Corporation. The reexamination requests were granted in May and June 2009. We are unable to express an opinion as to the likely outcome of any such reexamination or of the underlying lawsuit.

On July 29, 2008, a purported class action lawsuit was filed in the United States District Court for the Southern District of Texas (the "Texas Complaint") against VistaPrint Corp., VistaPrint USA, Inc., Vertrue, Inc. and Adaptive Marketing, LLC (collectively, the "Defendants"). Adaptive Marketing, LLC is a Vertrue, Inc. company that provides subscription-based membership discount programs, including programs that are offered on our Vistaprint.com website (Vertrue, Inc. and Adaptive Marketing, LLC are sometimes collectively referred to herein as the "Vertrue Defendants"). The Texas Complaint alleges that the Defendants violated, among other statutes, the Electronic Funds Transfer Act, the Electronic Communications Privacy Act, the Texas Deceptive Trade Practices-Consumer Protection Act and the Texas Theft Liability Act, in connection with certain membership discount programs offered to Vistaprint customers on our Vistaprint.com website. The Texas Complaint also seeks recovery for unjust enrichment, conversion, and similar common law claims. Subsequent to the filing of the Texas Complaint, on July 31, 2008, August 25, 2008, September 3, 2008, September 10, 2008 and September 11, 2008, nearly identical purported class action lawsuits were filed in the United States District Court, District of New Jersey, the United States District Court, Southern District of Alabama, the United States District Court, District of Nevada, the United States District Court, District of Massachusetts, and the United States District Court, District of Florida, respectively, against the same Defendants, and in one case Vistaprint Limited, on behalf of different plaintiffs. The complaints in each of these nearly identical lawsuits include substantially the same purported Federal and common law claims as the Texas Complaint but contain different state law claims. In addition, on August 28, 2008, a purported class action lawsuit asserting substantially the same Federal and common law claims as the Texas Complaint, but containing a state law claim under the Massachusetts Unfair Trade Practices Act, was filed by a different plaintiff in the United States District Court, District of Massachusetts, against Vistaprint Limited, VistaPrint USA, Inc. and the Vertrue Defendants.

Among other allegations, the plaintiffs in each action claim that after ordering products on our Vistaprint.com website they were enrolled in certain membership discount programs operated by the Vertrue Defendants and that monthly subscription fees for the programs were subsequently charged directly to the credit or debit cards they used to make purchases on Vistaprint.com, in each case purportedly without their knowledge or authorization. The plaintiffs also claim that the Defendants failed to disclose to them that the credit or debit card information they provided to make purchases on Vistaprint.com would be disclosed to the Vertrue Defendants and would be used to pay for monthly subscriptions for the membership discount programs. The plaintiffs have requested that the Defendants be enjoined from engaging in the practices complained of by the plaintiffs. They also are seeking an unspecified amount of damages, including statutory and punitive damages, as well as pre-judgment and post-judgment interest and attorneys' fees and costs for the purported class.

On September 8, 2008, VistaPrint USA, Incorporated filed an Answer to the Texas Complaint in the United States District Court for the Southern District of Texas, and on September 9, 2008, VistaPrint USA, Incorporated filed a Motion to Dismiss for Improper Venue in the United States District Court for the Southern District of Texas. Subsequently, on or about September 16, 2008, the plaintiff in one of the cases pending before the United States District Court for the District of Massachusetts filed a Motion before the Judicial Panel on Multidistrict Litigation seeking the consolidation and transfer of pretrial proceedings in all of the outstanding cases to the Massachusetts District Court. Following that, on or about September 24, 2008 and September 25, 2008, the Vertrue Defendants and VistaPrint USA, Incorporated and Vistaprint Limited, respectively, filed motions before the Judicial Panel on Multidistrict Litigation to transfer all of the outstanding cases, as well as any cases subsequently filed involving similar facts or claims, to the United States District Court for the Southern District of Texas for coordinated pretrial proceedings. All of the purported class action lawsuits in which the Defendants have been served were subsequently stayed pending resolution of the motions for consolidation and transfer pending before the Judicial Panel on Multidistrict Litigation. On December 11, 2008, the Judicial Panel on Multidistrict Litigation ruled in favor of the motions brought by the Vertrue Defendants, VistaPrint USA, Incorporated and Vistaprint Limited and ordered the transfer of all of the outstanding cases to the United States District Court for the Southern District of Texas for coordinated pretrial proceedings. As a result of the ruling of the Judicial Panel on Multidistrict Litigation, on March 2, 2009 four of the existing plaintiffs filed a Consolidated Complaint with the United States District Court for the Southern District of Texas.

Form 10-K

On April 17, 2009, VistaPrint USA, Incorporated filed a Motion to Dismiss the Consolidated Complaint, and on July 2, 2009 the Plaintiffs filed an Opposition to VistaPrint USA, Incorporated's Motion to Dismiss. Following that, on July 24, 2009, VistaPrint USA, Incorporated filed a reply brief in support of its Motion to Dismiss.

We are unable to express an opinion as to the likely outcome of these actions.

On June 26, 2009, Vistaprint Limited, our wholly-owned subsidiary, and VistaPrint USA, Incorporated, a wholly-owned subsidiary of Vistaprint Limited, together with sixteen other companies unaffiliated with Vistaprint Limited or VistaPrint USA, Incorporated, were named as defendants in a complaint for patent infringement by Soverain Software LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that the defendants are infringing U.S. Patents 5,715,314, 5,909,492 and 7,272,639. Two of the asserted patents relate generally to network-based sales systems employing a customer computer, a shopping cart computer and a shopping cart database. The third patent relates generally to the use of session identifiers in connection with requests transmitted through a network between a client and a server. The plaintiff is seeking declarations that the patents at issue are valid and enforceable and that the defendants infringe the patents, as well as the entry of a preliminary and permanent injunction and damages. This lawsuit is in its earliest stages and we are unable to express an opinion as to its likely outcome.

On July 21, 2009, Vistaprint Limited and OfficeMax Incorporated were named as defendants in a complaint for patent infringement filed by ColorQuick LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that Vistaprint Limited and OfficeMax Incorporated are infringing U.S. patent 6,839,149, relating generally to systems and methods for processing electronic files stored in a page description language format, such as PDF. The plaintiff is seeking a declaration that the patent at issue is valid and enforceable, a declaration that Vistaprint Limited infringes the patent, the entry of a preliminary and permanent injunction, and damages. This lawsuit is in its earliest stages and we are unable to express an opinion as to its likely outcome.

We are not currently party to any other material legal proceedings. We are involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, we do not expect resolution of these matters to have a material adverse impact on its consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of such a proceeding could, depending on its amount and timing, materially affect our results of operations, cash flows or financial position in a future period. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The common shares of Vistaprint Limited began trading under the symbol "VPRT" on the NASDAQ Global Market on September 30, 2005. On July 1, 2006, Vistaprint Limited common shares were moved to trading on the NASDAQ Global Select Market. The following table sets forth, for the periods indicated, the high and low sale price per share of Vistaprint Limited common shares on The NASDAQ Global Select Market:

	High	Low
Fiscal 2008:		
First Quarter	$42.45	$29.60
Second Quarter	$48.60	$36.86
Third Quarter	$43.34	$27.34
Fourth Quarter	$38.68	$24.78
Fiscal 2009:		
First Quarter	$38.56	$24.46
Second Quarter	$34.42	$11.75
Third Quarter	$29.00	$15.25
Fourth Quarter	$44.75	$27.15
Fiscal 2010:		
First Quarter (through August 24, 2009)	$46.27	$38.88

As of August 24, 2009, there were approximately 41 holders of record of our common shares.

In connection with the Change of Domicile, on September 1, 2009, the ordinary shares of Vistaprint N.V. will trade on the NASDAQ Global Select Market under the symbol "VPRT".

Dividends

Vistaprint Limited never paid or declared any cash dividends on its common shares. Vistaprint N.V. does not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business or for repurchase of the Company's shares.

Use of Proceeds

The registration statement on Form S-1 (File No. 333-125470) for the initial public offering of Vistaprint Limited common shares, par value $0.01 per share, was declared effective by the SEC on September 29, 2005. We received net proceeds of approximately $61.4 million (after underwriters' discounts of $4.6 million). We incurred additional, related expenses of approximately $1.6 million, resulting in proceeds, after expenses, to us of approximately $59.8 million. As of August 31, 2009, we had not utilized any of the net proceeds from the offering.

On August 12, 2008, we had announced that the Vistaprint Limited Board of Directors authorized the repurchase of up to an aggregate of $50.0 million of our common shares from time to time on the open market. The timing and amount of any shares repurchased have been and will continue to be determined by our management based on its evaluation of market conditions and other factors. The share repurchase authorization, which has been assumed by Vistaprint N.V., expires on February 8, 2010, but may be suspended or discontinued by us at any time. During the second quarter of fiscal 2009, as part of the plan announced on August 12, 2008, an aggregate of 2,554,302 common shares of Vistaprint Limited were repurchased, at an average cost of $17.82 per share. There were no other purchases made as part of the plan during the fiscal year ended 2009.

Vistaprint Limited also acquired common shares in satisfaction of employee tax withholding requirements in connection with the vesting of restricted shares. During the three months ended June 30, 2009, we withheld 63,811 shares at an average price per share of $36.74.

Information regarding our equity compensation plans and the securities authorized for issuance there under are set forth herein under Part III, Item 12 below.

Performance Graph

The following graph compares the cumulative total return to shareholders on Vistaprint common stock relative to the cumulative total returns of the NASDAQ Composite index and the RDG Internet Composite index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 9/30/05 and its relative performance is tracked through 6/30/09.

COMPARISON OF 45 MONTH CUMULATIVE TOTAL RETURN*

Among Vistaprint, The NASDAQ Composite Index
And The RDG Internet Composite Index


$300
$250
$200
$150
$100
$50
$0
9/05
6/06
6/07
6/08
6/09
Vistaprint
NASDAQ Composite
RDG Internet Composite

*$100 invested on 9/30/05 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

	9/30/05	6/30/06	6/30/07	6/30/08	6/30/09
Vistaprint	$100.00	$175.34	$250.82	$175.48	$279.67
NASDAQ Composite	100.00	102.73	124.28	110.08	87.17
RDG Internet Composite	100.00	98.92	129.00	120.63	103.55

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data set forth below as of June 30, 2009 and 2008, and for the years ended June 30, 2009, 2008 and 2007 are derived from our audited financial statements and included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data as of June 30, 2007, 2006 and 2005 and for the years ended June 30, 2006 and 2005 are derived from our audited financial statements not included in this Annual Report on Form 10-K. See the notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss/income per common share. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2009	2008	2007	2006	2005
	(In thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenue	$ 515,826	$ 400,657	$ 255,933	$ 152,149	$ 90,885
Cost of revenue	191,944	154,122	89,971	49,858	36,528
Technology and development expense	60,921	44,828	27,176	15,628	10,839
Marketing and selling expense	159,143	127,975	87,887	51,174	32,372
General and administrative expense	42,236	32,572	23,694	16,624	5,813
Loss on contract termination	—	—	—	—	21,000
Income (loss) from operations	61,582	41,160	27,205	18,865	(15,667)
Interest income	1,725	4,160	4,691	2,903	293
Other (expense) income, net	(803)	427	(45)	(494)	(371)
Interest expense	1,401	1,655	1,828	1,256	390
Income (loss) from operations before income taxes	61,103	44,092	30,023	20,018	(16,135)
Income tax provision	5,417	4,261	2,880	783	84
Net income (loss)	$ 55,686	$ 39,831	$ 27,143	$ 19,235	$(16,219)
Net income (loss) attributable to common shareholders:					
Basic	$ 55,686	$ 39,831	$ 27,143	$ 16,889	$(21,032)
Diluted	$ 55,686	$ 39,831	$ 27,143	$ 19,235	$(21,032)
Basic net income (loss) per share	$ 1.29	$ 0.91	$ 0.64	$ 0.51	$ (1.85)
Diluted net income (loss) per share	$ 1.25	$ 0.87	$ 0.60	$ 0.45	$ (1.85)
Weighted average common shares outstanding—basic	43,330,166	43,913,119	42,445,991	33,147,287	11,358,575
Weighted average common shares outstanding—diluted	44,634,191	46,016,364	45,364,257	42,624,689	11,358,575
Share-based compensation expense	$ 19,473	$ 14,747	$ 8,765	$ 4,850	—

	Year Ended June 30,				
	2009	2008	2007	2006	2005
			(In thousands)		
Consolidated Statements of Cash Flows Data:					
Capital expenditures	$ (76,286)	$ (62,740)	$ (62,845)	$ (24,929)	$(18,629)
Development of software and website	(7,168)	(5,696)	(4,189)	(2,656)	(1,908)
Depreciation and amortization	35,713	25,193	14,874	7,786	5,902
Cash flows provided by (used in) operating activities	120,051	87,731	54,240	34,637	(6,671)
Cash flows used in investing activities	(57,595)	(58,056)	(62,177)	(71,410)	(20,537)
Cash flows (used in) provided by financing activities	(31,243)	2,980	12,716	74,851	33,534

	As of June 30,				
	2009	2008	2007	2006	2005
			(In thousands)		
Consolidated balance sheet data:					
Cash and cash equivalents	$133,988	$103,145	$ 69,464	$ 64,653	$ 26,402
Marketable securities	—	26,598	38,578	43,474	—
Property, plant and equipment, net	193,622	154,520	106,192	50,311	29,913
Working capital	90,050	94,736	82,999	90,201	13,670
Total assets	369,549	315,952	234,853	171,392	65,986
Accrued liabilities and deferred revenue	47,117	37,548	23,149	15,640	11,125
Total long-term debt, less current portion	10,465	19,507	21,772	23,046	15,696
Series A redeemable convertible preferred shares	—	—	—	—	13,556
Series B redeemable convertible preferred shares	—	—	—	—	57,880
Total shareholders' equity (deficit)	285,534	242,505	176,060	123,984	(38,069)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report.

Executive Overview

In 2009, we reported 29% revenue growth to $515.8 million, and 44% fully diluted earnings per share ("EPS") growth to $1.25. We achieved these strong results despite two negative macroeconomic factors: a global economic recession and significant currency fluctuations that negatively impacted our revenue and EPS results.

Our long-term goal is to continue to grow profitably and become the leading online provider of small business marketing solutions. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to address marketing services demand by making available to our customers cost-effective solutions to grow their businesses. In order to accomplish this objective, we intend to execute on the following:

Provide "All Things Marketing" for Small Business

We believe our customers currently spend only a small portion of their annual budget for marketing products and services with us. By expanding the scope of our services and by improving the quality and selection of our products and services along with the customer experience, we intend to increase the amount of money our customers spend with us each year. During fiscal year 2009, we added email marketing services, banners, key chains, mouse pads, tote bags, and other offerings. We plan to continue to expand and enhance our product and service offerings in order to provide a greater selection to our existing customers and to attract customers seeking different products and services. Additionally, by continuing to improve our customer acquisition and retention marketing programs, our customer support and design services, and our value proposition, we intend to increase the number of products purchased by each customer.

Expand Global Reach

For the fiscal year ended June 30, 2009, revenue generated from non-United States websites accounted for approximately 39% of our total revenue. We believe that we have significant opportunity to expand our revenue both in the countries we currently service and in additional countries worldwide. We opened an office in Barcelona, Spain in January 2007 to focus on the implementation of our European growth initiatives. Our North American operations in Lexington, Massachusetts and our European operations in Barcelona, Spain, support our global growth opportunities. We also serve Australia, New Zealand and Japan from these locations. We intend to continue expansion of our global marketing efforts and customer service capabilities. In addition, we intend to further extend our geographic and international scope by continuing to introduce localized websites in different countries and languages and by offering graphic design content specific to local markets.

Home & Family

Although we expect to maintain our primary focus on the small business market, we believe that our customer support, sales and design services, and low costs are differentiating factors that make purchasing from us an attractive alternative for individual consumers. We intend to add new products and services targeted at the consumer market and we believe that the economies of scale provided by our large print order volumes and integrated design and production facilities will enable us to profitably grow our consumer business.

Recent Developments

On August 31, 2009 we effected the Change of Domicile, pursuant to which we effectively moved the place of incorporation of the publicly traded parent entity of the Vistaprint group of companies from Bermuda to the Netherlands. Pursuant to the Change of Domicile, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint Limited became a wholly-owned subsidiary of Vistaprint N.V, and Vistaprint N.V. assumed Vistaprint Limited's existing obligations in connection with awards granted under Vistaprint Limited's incentive plans and other similar employee awards.

On July 1, 2009, Robert Keane, our chief executive officer, relocated to a new office in Paris, France, which will operate under the French headquarters regime (*quartiers généraux*) tax regime.

We do not expect that the Change of Domicile or the establishment of our office in Paris will have a material impact on how we conduct our day-to-day operations, consolidated effective tax rate or our financial position, results of operations or cash flows.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. To apply these principles, we must make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In many instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. To date there have been no material differences in actual results as compared to our estimates. Changes in estimates are reflected in our financial results in the period of change. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances at the time they are made, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

Revenue Recognition. We generate revenue primarily from the sale and shipping of customized manufactured products, as well as from electronic services, including creative design services, website design and hosting, email marketing services and order referral fees. We recognize revenue arising from sales of products and services when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, a product has been shipped or service rendered with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. Revenue is recognized net of discounts we offer to our customers as part of advertising campaigns. A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Inventories. Our inventories consist primarily of raw materials, and are stated at the lower of first-in, first-out cost or market value. Raw materials consist primarily of various types of paper stock, printing plates, T-shirts, hats, pens, rubber stamp casings, packaging supplies and similar items used to produce and ship our products. Management believes that these materials are commodity products that are not susceptible to obsolescence. In addition, where possible and economically advantageous, we manage our supply chain to maintain a just-in-time inventory process to minimize the levels of inventory on hand.

Software and Website Development Costs. We capitalize eligible costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and Emerging Issues Task Force Issue no. 00-2, *Accounting for Website Development Costs.* We capitalize the payroll and payroll-related costs of employees who devote time to the development of internal-use computer software. We amortize these costs on a straight-line basis over the estimated useful life of the software which is two years. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value and impairment of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Income Taxes. We make estimates and judgments in determining our income tax expense, and in the calculation of our tax assets and liabilities. Our corporate tax rate is a combination of the tax rates of the jurisdictions where we conduct business. On August 31, 2009 Vistaprint N.V., a Dutch limited liability company, became the parent company of the Vistaprint group of companies. The Dutch Revenue Authority granted us an Advanced Tax Ruling, which included an exemption for Dutch corporate taxes on certain income and confirmed the amount of business income of the Vistaprint N.V. group that should be subject to tax in the Netherlands. Vistaprint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income. We have entered into and operate pursuant to transfer pricing agreements that establish the transfer prices for transactions between Vistaprint Limited and our subsidiaries in the Canada, France, the Netherlands, Jamaica, Spain, Tunisia and the United States. The determination of appropriate transfer prices requires us to apply judgment. We believe that our transfer pricing is in accordance with applicable statutory regulations.

Deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are based on the differences between the financial statement carrying values and the tax bases and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We regularly review our deferred tax assets for recoverability and estimate a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Our judgment is required to determine, among other things, whether an increase or decrease of a valuation allowance is warranted. We will increase the valuation allowance if we operate at a loss or are unable to generate sufficient future taxable income. Any changes in the valuation allowance could affect our tax expense, financial position and results of operations.

We recognize, present and disclose in our financial statements uncertain tax positions we have taken, or we expect to take on a tax return, in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The unrecognized tax benefits will reduce our effective tax rate when recognized. Interest and penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

Share-Based Compensation. Accounting for share options and restricted share units ("RSUs") follows the provisions of FASB Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share Based Payment*, (SFAS 123R). Those provisions require an entity to measure cost of an award of equity instruments based on the grant-date fair value of the award. In general, that cost will be recognized over the period which the recipient is required to provide service in exchange for the award. We use the Black-Scholes option pricing model to measure the fair value of stock options. This model requires significant estimates related to the award's expected life and future stock price volatility of the

Form 10-K

underlying equity security. In determining the amount of expense to be recorded, we also are required to estimate forfeiture rates for awards, based on the probability that employees will complete the required service period. If actual forfeitures differ significantly from our estimates, our results could be materially affected.

Litigation and Contingencies. We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted. Specific information regarding litigation we are involved in is included under "Item 3. *Legal Proceedings.*"

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R) *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) states that all business combinations (whether full, partial or step acquisitions) will result in all assets and liabilities of an acquired business being recorded at their fair values. Certain forms of contingent consideration and certain acquired contingencies will also be recorded at fair value at the acquisition date. SFAS 141(R) also requires acquisition costs be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date in accordance with the requirements of FASB Statement 146, *Accounting for Costs of Exit or Disposal Activities.* SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We do not believe that the adoption of this standard will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not believe that the adoption of this standard will have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of a company's financial statements that are presented in conformity with generally accepted accounting principles in the United States. Any effect of applying the provisions of this SFAS 162 will be reported as a change in accounting principle. We do not believe that the adoption of this standard will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R) ("SFAS 167"),* which is effective for fiscal years beginning on or after December 15, 2008. This Statement amends FIN 46(R), *Consolidation of Variable Interest Entities an interpretation of ARB No. 51*, to require revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We do not believe the adoption of this pronouncement will not have a material impact on our financial statements.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Year Ended June 30,		
	2009	2008	2007
As a percentage of revenue:			
Revenue	100.0%	100.0%	100.0%
Cost of revenue	37.2%	38.5%	35.2%
Technology and development expense	11.8%	11.2%	10.6%
Marketing and selling expense	30.9%	31.9%	34.3%
General and administrative expense	8.2%	8.1%	9.3%
Income from operations	11.9%	10.3%	10.6%
Interest income	0.4%	1.0%	1.8%
Other (expense) income, net	(0.1)%	0.1%	0.0%
Interest expense	0.3%	0.4%	0.7%
Income before income taxes	11.9%	11.0%	11.7%
Income tax provision	1.1%	1.1%	1.1%
Net income	10.8%	9.9%	10.6%

Fiscal Years Ended June 30, 2009, 2008 and 2007

In thousands

	Year Ended June 30,			2009-2008	2008-2007
	2009	2008	2007	% Change	% Change
Revenues	$515,826	$400,657	$255,933	29%	57%
Cost of revenue	$191,944	$154,122	$ 89,971	25%	71%
% of revenue	*37.2%*	*38.5%*	*35.2%*		

Revenue

We generate revenue primarily from the sale and shipment of customized manufactured products, as well as certain electronic services, such as website hosting and graphic design services. We invoice our customers for our recurring electronic services on a monthly basis in advance and recognize revenue as earned. We also generate revenue from order referral fees, revenue share and other fees paid to us by merchants for customer click-throughs, distribution of third-party promotional materials and referrals arising from products and services of the merchants we offer to our customers on our website. Unlike products that we manufacture ourselves, these third party referral offerings do not require physical production by us and have minimal corresponding direct cost of revenue. For the fiscal years ended June 30, 2009, 2008 and 2007, we generated approximately $25.9 million, $27.6 million, and $20.5 million, respectively, of our revenue from these third party referral fees. We expect that referral fee revenue from all sources will account for between 2% and 5% of our total revenues by the end of calendar year 2010. Of that amount, we expect that referral fee revenue from membership discount programs will decline in absolute dollar terms over that period, including possibly to as low as zero. Referral fee revenue from membership discount programs for the fiscal years ended June 30, 2009, 2008 and 2007 was approximately 3.9%, 6.2% and 7.8% of our total revenues, respectively. To understand our revenue trends, we monitor several key metrics including:

- *Website sessions.* A session is measured each time a computer user visits a Vistaprint website from their Internet browser. We measure this data to understand the volume and source of traffic to our websites. Typically, we use various advertising campaigns to increase the number and quality of shoppers entering our websites. The number of website sessions varies from month to month depending on variables such as product campaigns and advertising channels used.

- *Conversion rates.* The conversion rate is the number of customer orders divided by the total number of sessions during a specific period of time. Typically, we strive to increase conversion rates of customers entering our websites in order to increase the number of customer orders generated. Conversion rates have fluctuated in the past and we anticipate that they will fluctuate in the future due to, among other factors, the type of advertising campaigns and marketing channels used.

- *Average order value.* Average order value is total bookings for a given period of time divided by the total number of customer orders recorded during that same period of time. We seek to increase average order value as a means of increasing total revenue. Average order values have fluctuated in the past and we anticipate that they will fluctuate in the future depending upon the type of products promoted during a period and promotional discounts offered. For example, among other things, seasonal product offerings, such as holiday cards, can cause changes in average order values.

We believe the analysis of these metrics provides us with important information on customer buying behavior, advertising campaign effectiveness and the resulting impact on overall revenue trends and profitability. While we continually seek and test ways to increase revenue, we also attempt to increase the number of customer acquisitions and to grow profits. As a result, fluctuations in these metrics are usual and expected. Because changes in any one of these metrics may be offset by changes in another metric, no single factor is determinative of our revenue and profitability trends and we assess them together to understand their overall impact on revenue and profitability.

Total revenue increased 29% to $515.8 million, from fiscal 2008 to fiscal 2009, primarily due to increases in sales of our small business marketing products. The overall growth during this period was driven by increases in website sessions, conversion rates and a positive impact from new product and service offerings. During this period, our website sessions grew by 22% to 235.9 million, conversion rates grew by 8% to 6.4% and our average order value remained constant at approximately $33. As our total customer base has grown, we also have continued to experience growth in purchases from existing customers. Revenue from repeat customers increased from 64% of total revenue in fiscal 2008 to 66% of total revenue in fiscal 2009. Revenue from our non-United States websites accounted for 39% of total revenues for fiscal 2009 as compared to 38% of total revenue during fiscal 2008. In addition, our revenue growth was negatively impacted by approximately 7% resulting from a stronger U.S. dollar as compared to the prior fiscal year.

The $144.7 million, or 57%, increase in revenue from fiscal 2007 to fiscal 2008 was primarily attributable to increases in sales of our small business marketing products. The overall growth during this period was driven by increases in website sessions, conversion rates and a positive impact from new product and service offerings. During this period, our website sessions grew by 47% to 193.0 million, conversion rates grew by 7% to 5.9% and our average order value remained constant at approximately $33. As our total customer base has grown, we also have continued to experience growth in purchases from existing customers. Revenue from repeat customers increased from 63% of total revenue in fiscal 2007 to 64% of total revenue in fiscal 2008. Revenue from our non-United States websites accounted for 38% of total revenues for fiscal 2008 as compared to 32% of total revenue during fiscal 2007. In addition, our revenue was positively impacted by approximately 6% resulting from a weaker U.S. dollar as compared to the prior fiscal year.

Cost of revenue

Cost of revenue includes materials used to generate printed products, payroll and related expenses for production personnel, depreciation of equipment used in the production process and in support of electronic service offerings, shipping and postage costs, and other miscellaneous related costs of products sold by us.

The increase in cost of revenue from fiscal 2008 to fiscal 2009 was primarily attributable to the production costs associated with increased volume of shipments of products during this period. The decrease in the cost of revenue as a percentage of total revenue for fiscal 2009 compared to fiscal 2008 was primarily driven by productivity improvements at our manufacturing locations, improved pricing agreements in relation to purchases of materials and a weaker Canadian dollar, which positively impacted the raw material and labor costs of our Canadian production operations. In addition, shifts in product mix, including an increase in sales of electronic services, partially offset by a decrease in referral revenue, contributed to a decrease in cost of revenue as a percentage of sales.

The increase in cost of revenue from fiscal 2007 to fiscal 2008 was primarily attributable to the production costs associated with increased volume of shipments of products during this period. The increase in the cost of revenue as a percentage of total revenue for fiscal 2008 compared to fiscal 2007 was primarily driven by a shift in our overall product mix, which includes the impact of postage from our mailing services offering which has a higher cost of revenue than the majority of our product and service offerings and a decline in referral fees as a percent of total revenue. The increase in cost of revenue as a percentage of revenue was also driven by a strong Canadian dollar, which negatively impacted the raw material and labor costs of our Canadian production operations.

In thousands

	Year Ended June 30,			2009-2008	2008-2007
	2009	2008	2007	% Change	% Change
Technology and development expense	$ 60,921	$ 44,828	$27,176	36%	65%
% of revenue	*11.8%*	*11.2%*	*10.6%*		
Marketing and selling expense	$159,143	$127,975	$87,887	24%	46%
% of revenue	*30.9%*	*31.9%*	*34.3%*		
General and administrative expense	$ 42,236	$ 32,572	$23,694	30%	37%
% of revenue	*8.2%*	*8.1%*	*9.3%*		

Technology and development expense

Technology and development expense consists primarily of payroll and related expenses for software and manufacturing engineering, content development, amortization of capitalized software and website development costs, information technology operations, website hosting, equipment depreciation, patent amortization and miscellaneous technology infrastructure-related costs.

The increase in our technology and development expenses of $16.1 million for fiscal 2009 as compared to fiscal 2008 was primarily due to increased payroll and benefit costs of $8.8 million and increased share-based compensation costs of $1.0 million associated with increased employee hiring in our technology development and information technology support organizations. At June 30, 2009, we employed 302 employees in these organizations compared to 239 employees at June 30, 2008. The increase in headcount has resulted in an increase in allocated overhead of $1.7 million compared to fiscal 2008. Allocated overhead consists primarily of facility-related expenses. In addition, to support our continued revenue growth during this period, we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting service expenses of $3.4 million for fiscal 2009 as compared to fiscal 2008.

The increase in our technology and development expenses of $17.7 million for fiscal 2008 as compared to fiscal 2007 was primarily due to increased payroll and benefit costs of $10.3 million and increased share-based compensation costs of $1.9 million associated with increased employee hiring in our technology development and information technology support organizations. At June 30, 2008, we employed 239 employees in these organizations compared to 175 employees at June 30, 2007. The increase in headcount has resulted in an increase in allocated overhead of $1.3 million compared to fiscal 2007. Allocated overhead consists primarily of facility-related expenses. In addition, to support our continued revenue growth during this period, we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting service expenses of $2.6 million for fiscal 2008 as compared to fiscal 2007.

Marketing and selling expense

Marketing and selling expense consists primarily of advertising and promotional costs; payroll and related expenses for our employees engaged in sales, marketing, customer support and public relations activities; and third party payment processor and credit card fees.

The increase in our marketing and selling expenses of $31.2 million for fiscal 2009 as compared to fiscal 2008 was driven primarily by increases of $21.4 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base, increases in payroll and benefits related costs of $5.4 million, and increased share-based compensation costs of $0.3 million. During this period, we continued to expand our total marketing organization and design, sales and customer support operations. At June 30, 2009, we employed 609 employees in these organizations compared to 594 employees at June 30, 2008.

The increase in our marketing and selling expenses of $40.1 million for fiscal 2008 as compared to fiscal 2007 was driven primarily by increases of $24.0 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base, increases in payroll and benefits related costs of $7.7 million, and increased share-based compensation costs of $0.5 million. During this period, we continued to expand our marketing organization and our design, sales and customer support operations. At June 30, 2008, we employed 594 employees in these organizations compared to 422 employees at June 30, 2007. The increase in headcount has resulted in an increase in allocated overhead of $1.8 million compared to fiscal 2007. Allocated overhead consists primarily of facility-related expenses. In addition, payment processing fees paid to third-parties increased by $3.8 million during this period due to increased order volumes.

General and administrative expense

General and administrative expense consists primarily of general corporate costs, including third party professional fees and salary and related expense of employees involved in finance, accounting, human resource and general executive management. Third party professional fees include accounting, legal, recruiting, insurance and organizational consulting service fees.

The increase in our general and administrative expenses of $9.7 million for fiscal 2009 as compared to fiscal 2008 was primarily due to increased share-based compensation costs of $3.5 million, increased payroll and benefit costs of $3.4 million, and increased third party professional fees of $2.9 million. At June 30, 2009, we employed 141 employees in these organizations compared to 132 employees at June 30, 2008.

The increase in our general and administrative expenses of $8.9 million for fiscal 2008 as compared to fiscal 2007 was primarily due to increased payroll and benefit costs of $5.8 million and increased share-based compensation costs of $3.2 million resulting from the continued growth of our finance and human resource organizations, partially offset by decreases in third party professional fees of $1.0 million. At June 30, 2008, we employed 132 employees in these organizations compared to 91 employees at June 30, 2007.

Interest income

Interest income, which consists of interest income earned on cash, cash equivalents and marketable securities, was $1.7 million, $4.2 million and $4.7 million during fiscal 2009, 2008 and 2007, respectively. The change in each year was primarily due to lower interest rate yields on our investments.

Other (expense) income, net

Other (expense) income, net, which primarily consists of gains and losses from foreign currency transactions, was $0.8 million of expense, $0.4 million of income and $45,000 of expense for fiscal 2009, 2008 and 2007, respectively. The changes each year were driven by foreign currency exchange gains and losses realized during each period.

Interest expense

Interest expense, which consists of interest paid to financial institutions on outstanding balances on our credit facilities, was $1.4 million, $1.7 million and $1.8 million in fiscal 2009, 2008 and 2007, respectively. The decrease each year was due to a decrease in the outstanding principal on our bank loans during the period.

Income tax provision

In thousands

	Year Ended June 30,		
	2009	2008	2007
Income tax provision	$5,417	$4,261	$2,880
Effective tax rate	*8.9%*	*9.7%*	*9.6%*

For the fiscal year ended June 30, 2009, our tax expense, which is calculated on a jurisdiction by jurisdiction basis, primarily consisted of tax provisions for our subsidiaries in the United States, the Netherlands, Spain, Canada and Switzerland. The taxable income for the United States, Dutch, Spanish, Canadian, Swiss and Tunisian entities is a function of their level of costs incurred and charged to Vistaprint Limited under service agreements, which we also refer to as transfer pricing agreements. The resulting tax liability is incurred regardless of whether the consolidated group is profitable. The decrease in the effective tax rate in fiscal 2009 as compared to fiscal 2008 is due to a geographic shift in profits, resulting in increased profits residing in jurisdictions with lower tax rates.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:

	Years Ended June 30,		
	2009	2008	2007
	(in thousands)		
Consolidated Statements of Cash Flows Data:			
Capital expenditures	$ (76,286)	$(62,740)	$(62,845)
Development of software and website	(7,168)	(5,696)	(4,189)
Depreciation and amortization	35,713	25,193	14,874
Cash flows provided by operating activities	120,051	87,731	54,240
Cash flows used in investing activities	(57,595)	(58,056)	(62,177)
Cash flows (used in) provided by financing activities	(31,243)	2,980	12,716

At June 30, 2009, we had $134.0 million of cash and cash equivalents. Historically, we have financed our operations through internally generated cash flows from operations, proceeds from the issuance of common and preferred shares and the use of bank loans. We believe that our available cash and cash flows generated from operations will be sufficient to satisfy our working capital, long-term debt and capital expenditure requirements for the foreseeable future.

Operating Activities. Cash provided by operating activities in fiscal 2009 was $120.1 million and consisted of net income of $55.7 million, positive adjustments for non-cash items of $42.9 million and $21.4 million provided by working capital and other activities. Adjustments for non-cash items included $35.7 million of depreciation and amortization expense on property and equipment and software and website development costs, $19.5 million of share-based compensation expense and $1.9 million of loss on disposal or impairment of long-lived assets, offset by $4.5 million of deferred taxes, and $9.6 million of tax benefits derived from share-base compensation. Working capital and other activities primarily consisted of an increase of $24.8 million in accrued expenses and other liabilities, an increase of $3.1 million in accounts payable, and a decrease of $0.3 million in accounts receivable. This was partially offset by an increase of $4.9 million in prepaid expenses and other assets and an increase of $1.9 million in inventory.

Cash provided by operating activities in fiscal 2008 was $87.7 million and consisted of net income of $39.8 million, positive adjustments for non-cash items of $36.7 million and $11.2 million provided by working capital and other activities. Adjustments for non-cash items included $25.2 million of depreciation and amortization expense on property and equipment and software and website development costs, $14.8 million of share-based compensation expense, $2.0 million of deferred taxes, and $1.3 million of tax benefits derived from share-based compensation. Working capital and other activities primarily consisted of an increase of $13.5 million in accrued expenses and other liabilities and an increase of $2.4 million in accounts payable. This was partially offset by an increase of $2.2 million in prepaid expenses and other assets, an increase of $1.3 million in accounts receivable and an increase of $1.3 million in inventory.

Investing Activities. Cash used in investing activities in fiscal 2009 of $57.6 million was attributable primarily to capital expenditures of $76.3 million and by capitalized software website development costs of $7.2 million, offset by net sales of marketable securities of $25.9 million. Capital expenditures of $30.9 million were related to the purchase of production equipment for our printing facilities, $34.9 million were related to construction and land acquisition costs at our production facilities and $10.5 million were related to purchases of information technology and facility related assets.

Cash used in investing activities in fiscal 2008 of $58.1 million was attributable primarily to capital expenditures of $62.7 million and capitalized software and website development costs of $5.7 million, offset by net sales of marketable securities of $11.6 million. Capital expenditures of $23.8 million were related to the purchase of production equipment for our Canadian and Dutch production facilities, $22.0 million were related to construction and land acquisition costs at our printing facilities and $16.9 million were related to purchases of information technology and facility related assets.

Financing Activities. Cash used in financing activities in fiscal 2009 of $31.2 million was primarily attributable to the repurchase of 2,554,302 common shares for $45.5 million, payments in connection with our bank loans of $3.2 million and the use of $4.2 million to pay minimum withholding taxes related to the vesting of restricted share units (RSUs) granted under our equity incentive plans, partially offset by the issuance of common shares pursuant to share option exercises of $12.1 million and $9.6 million of tax benefits derived from share based compensation.

Cash provided by financing activities in fiscal 2008 of $3.0 million was primarily attributable to the issuance of common shares pursuant to share option exercises of $8.3 million and $1.3 million of tax benefits derived from share-based compensation, offset by net payments in connection with our equipment loan facilities of $3.3 million associated with the purchase of production assets for our Canadian and Dutch printing facilities and the use of $3.4 million to pay minimum withholding taxes related to the vesting of restricted share units ("RSUs") granted under our equity incentive plans.

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

Contractual obligations at June 30, 2009 are as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)				
Debt obligations (1)	$18,814	$ 8,349	$ 6,140	$ 706	$ 3,619
Operating lease obligations	49,489	5,989	12,449	12,381	18,670
Total (2)	$68,303	$14,338	$18,589	$13,087	$22,289

(1) Debt obligations exclude amounts payable for interest.

(2) We may be required to make cash outlays related to our unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $1.4 million as of June 30, 2009 have been excluded from the contractual obligations table above. For further information on unrecognized tax benefits, see Note 9 to the consolidated financial statements included in this Report.

Long-Term Debt. In November 2003, VistaPrint B.V., our Dutch subsidiary, entered into a 5.0 million euro revolving credit agreement with ABN AMRO Bank N.V., a Netherlands based bank. The borrowings were used to finance the construction of our production facility located in Venlo, the Netherlands. The loan is secured by a mortgage on the land and building and is payable in quarterly installments of 62,500 euro ($88,000 at June 30, 2009), beginning on October 1, 2004 and continuing through 2024. Prior to April 1, 2006, interest on the loan accrued at a rate equal to a EURIBOR rate plus 1.15%. On April 1, 2006, we elected a fixed rate option and the interest rate was fixed at 5.20%

through April 1, 2016, at which time the rate will be reset. At June 30, 2009, there was $5.4 million outstanding under this credit agreement.

In November 2004, VistaPrint B.V. amended the existing credit agreement with ABN AMRO to include an additional 1.2 million euro loan. The borrowings were used to finance a new printing press for the Venlo production facility. The loan is secured by the printing press and is payable in quarterly installments of 50,000 euro ($71,000 at June 30, 2009), beginning on April 1, 2005 and continuing through 2011. Prior to April 1, 2006, interest on the loan accrued at a EURIBOR rate plus 1.40%. On April 1, 2006, we elected a fixed rate option and the interest rate was fixed at 5.10% over the remaining term of the loan. At June 30, 2009, there was $0.5 million outstanding under this amendment to the credit agreement.

In June 2009, VistaPrint B.V. further amended the existing credit agreement to accommodate the changes to our legal structure from the change of domicile. Following this amendment, the credit agreement with ABN AMRO requires us to cause VistaPrint B.V. to maintain tangible net worth at a minimum of 40% of VistaPrint B.V.'s adjusted balance sheet and to maintain a total debt to EBITDA ratio of no more than 2.5. In addition, the Credit Agreement restricts VistaPrint B.V.'s ability to incur additional indebtedness. VistaPrint B.V. was in compliance with all loan covenants at June 30, 2009 and 2008. There are no restrictions on VistaPrint B.V.'s ability to pay dividends.

In November 2004, VistaPrint North American Services Corp., our Canadian production subsidiary, entered into an $11.0 million credit facility with Comerica Bank—Canada. The borrowings were used to finance new equipment purchases and the construction of a production facility located in Windsor, Ontario, Canada. The loan is secured by guarantees from Vistaprint Limited and two of our subsidiaries and is payable in monthly installments beginning November 1, 2005 and continuing through 2009, plus interest, with the remaining balance of $5,960 to be paid in November 2009. On December 1, 2005, the interest rates for the equipment term loan and the construction loan were fixed at 6.47% and 6.37%, respectively, over the remaining terms of the loan. At June 30, 2009, there was $6.4 million outstanding under this credit facility.

In December 2005, VistaPrint North American Services Corp. amended its existing credit agreement with Comerica Bank to include an additional $10.0 million equipment term loan. The borrowings have been used to finance new equipment purchases for the Windsor production facility. The loan is secured by guarantees from Vistaprint Limited and two of our subsidiaries and is payable in monthly installments beginning on December 1, 2006 and continuing through 2010, plus interest, with the remaining balance of $4,667 to be paid in December 2010. Interest on the loan was based, at our election at the beginning of the applicable period, on a LIBOR rate plus 3.00%, or Comerica's prime rate plus 0.5%, or a fixed rate option. As of June 30, 2009, the interest rates on the various borrowings to date under this term loan have been fixed over the remaining term of the loan at rates ranging from 7.82% to 8.50%. At June 30, 2009, there was $6.6 million outstanding under this term loan.

The credit agreement with Comerica Bank includes covenants that require us to, under certain circumstances, maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00 unless we maintain at least $30.0 million in unrestricted cash and cash equivalents. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid. As of June 30, 2009, the minimum debt service coverage covenant did not apply because we maintained at least $30.0 million in unrestricted cash and cash equivalents. We and VistaPrint North American Services Corp. were in compliance with all loan covenants at June 30, 2009.

Operating Leases. We rent office space under operating leases expiring on various dates through 2018. We recognize rent expense on our operating leases that include free rent periods and escalations in scheduled rent payments on a straight-line basis from the commencement of the lease.

In October 2006, VistaPrint USA, Incorporated, entered into an operating lease for approximately 202,000 square feet of office space in Lexington, Massachusetts. The lease term for this space commenced on April 27, 2007 and expires on April 26, 2017. Future rental payments required under the lease are an aggregate of approximately $45 million. The lease requires a security deposit in the form of a letter of credit in the amount of $728.

In December 2006, our Spanish subsidiary, VistaPrint España S.L., entered into an operating lease for approximately 19,000 square feet of office space in Barcelona, Spain. The lease term for this space commenced on January 1, 2007 and expires on December 31, 2011. Future minimum rental payments required under the lease are an aggregate of approximately 1.0 million euro ($1.4 million at June 30, 2009). The lease requires a security deposit in the form of a bank guarantee in the amount of 126 euro ($178 at June 30, 2009).

In November 2007, VistaPrint Schweiz, GmbH, our Swiss subsidiary, entered into an operating lease for approximately 12,000 square feet of office space in Winterthur, Switzerland. The lease term for this space commenced on November 1, 2007 and expires on February 28, 2013. Future minimum rental payments under the lease are an aggregate of approximately 0.8 million Swiss francs ($0.7 million at June 30, 2009). The lease requires a security deposit in the form of a bank guarantee in the amount of 132 Swiss francs ($122 at June 30, 2009).

In June 2009, VistaPrint France, our French subsidiary, entered into an operating lease for approximately 3,850 square feet of office space in Paris, France. The lease term for this space commenced on June 1, 2009 and expires on May 31, 2018. Future minimum rental payments under the lease are an aggregate of approximately 1.7 million euro ($2.3 million at June 30, 2009). The lease requires a security deposit in the form of a bank guarantee in the amount of 271 euro ($383 at June 30, 2009).

Purchase Commitments. At June 30, 2009, we had unrecorded commitments under contracts to expand our Canadian and Dutch production facilities and other facility related commitments of approximately $349, $1,615 and $1,790, respectively and to purchase production equipment for our Canadian and Dutch production facilities of approximately $5,699 and $3,320, respectively.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our cash and cash equivalents and investments. At June 30, 2009, we had unrestricted cash and cash equivalents, primarily invested in money market funds, totaling $134.0 million and a long-term investment in a municipal auction rate security totaling $0.8 million. These amounts are held for working capital purposes, we do not enter into investments for trading or speculative purposes. We considered the historical volatility of short term interest rates. A hypothetical 1% (100 basis-point) increase in interest rates would have resulted in an immaterial decrease in the fair values of our investments at June 30, 2009.

Currency Exchange Rate Risk. As we conduct business in multiple international currencies through our worldwide operations but report our financial results in U.S. Dollars, we are affected by fluctuations in exchange rates of such currencies versus the U.S. Dollar. Fluctuations in exchange rates can positively or negatively affect our revenue and profits. Our subsidiaries in the Netherlands, Spain, France and Tunisia have the euro as their functional currency. Our subsidiary in Switzerland has the Swiss franc as its functional currency. Each of these subsidiaries translate their assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of accumulated other comprehensive income on the balance sheet. Transaction gains and losses generated from revenue and operating expenses in currencies other than the functional currency of a subsidiary and remeasurement of assets and liabilities denominated in currencies other than the functional currency of a subsidiary are included in other (expense) income, net on the statement of income. In addition, our subsidiaries have intercompany accounts that are eliminated in consolidation, but that expose us to fluctuations in foreign currency exchange rates. Exchange rate fluctuations on short-term intercompany accounts are also reported in other (expense) income, net on the statement of income. Our currency transaction gains (losses) included in other (expense) income, net were not material in fiscal 2009, 2008, and 2007. We are not currently party to any derivative financial instruments as hedges against currency fluctuations.

We considered the historical trends in currency exchange rates. A hypothetical 10% change in currency exchange rates was applied to total net monetary assets denominated in currencies other than the local currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term. A hypothetical decrease in exchange rates of 10%, or strengthening of the United States dollar, would have resulted in a decrease of $1.6 million on our income before taxes for fiscal 2009. A similar decrease in exchange rates of 10%, or strengthening of the United States dollar, would have resulted in a decrease of $0.9 million on our income before taxes for fiscal 2008.

Our Dutch subsidiary maintains a credit facility with ABN AMRO Bank N.V. pursuant to which it has borrowings of 6.2 million euro. At June 30, 2009, we had short-term borrowings related to current portion of long-term debt denominated in euro. The carrying value of these short-term borrowings approximates fair value due to their short period to maturity. Assuming a hypothetical 10% increase or decrease in the euro to United States dollar period end exchange rate, the impact to the fair value of these short-term borrowings would be immaterial. The potential increase or decrease in fair value was estimated by calculating the fair value of the short-term borrowings at June 30, 2009 and comparing that with the fair value using the hypothetical period end exchange rate.

Item 8. ***Financial Statements and Supplementary Data***

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Vistaprint N.V.

We have audited the accompanying consolidated balance sheets of Vistaprint Limited ("the Company" and predecessor to Vistaprint N.V.) as of June 30, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vistaprint Limited at June 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vistaprint Limited's internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 31, 2009

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2009	June 30, 2008
Assets		
Current assets:		
Cash and cash equivalents	$133,988	$103,145
Marketable securities	—	26,598
Accounts receivable, net of allowances of $172 and $213, respectively	5,672	6,105
Inventory	4,384	2,548
Prepaid expenses and other current assets	12,819	5,678
Total current assets	156,863	144,074
Property, plant and equipment, net	193,622	154,520
Software and web site development costs, net	6,754	5,380
Deferred tax assets	7,035	2,956
Other assets	5,275	9,022
Total assets	$369,549	$315,952
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 11,347	$ 8,486
Accrued liabilities	43,724	35,655
Deferred revenue	3,393	1,893
Current portion of long-term debt	8,349	3,304
Total current liabilities	66,813	49,338
Deferred tax liabilities	1,637	2,656
Other liabilities	5,100	1,946
Long-term debt	10,465	19,507
Total liabilities	84,015	73,447
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Common shares, par value $0.001 per share, 500,000,000 shares authorized; 44,675,223 and 44,279,248 shares issued and 42,805,811 and 44,279,248 shares outstanding, respectively	45	44
Treasury shares, at cost, 1,869,412 and 0 shares, respectively	(29,881)	—
Additional paid-in capital	212,864	191,271
Retained earnings	98,784	43,098
Accumulated other comprehensive income	3,722	8,092
Total shareholders' equity	285,534	242,505
Total liabilities and shareholders' equity	$369,549	$315,952

See accompanying notes.

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Year Ended June 30,		
	2009	2008	2007
Revenue	$ 515,826	$ 400,657	$ 255,933
Cost of revenue (1)	191,944	154,122	89,971
Technology and development expense (1)	60,921	44,828	27,176
Marketing and selling expense (1)	159,143	127,975	87,887
General and administrative expense (1)	42,236	32,572	23,694
Income from operations	61,582	41,160	27,205
Interest income	1,725	4,160	4,691
Other (expense) income, net	(803)	427	(45)
Interest expense	1,401	1,655	1,828
Income before income taxes	61,103	44,092	30,023
Income tax provision	5,417	4,261	2,880
Net income	$ 55,686	$ 39,831	$ 27,143
Basic net income per share	$ 1.29	$ 0.91	$ 0.64
Diluted net income per share	$ 1.25	$ 0.87	$ 0.60
Weighted average common shares outstanding—basic	43,330,166	43,913,119	42,445,991
Weighted average common shares outstanding—diluted	44,634,191	46,016,364	45,364,257

(1) Share-based compensation is allocated as follows:

	Year Ended June 30,		
	2009	2008	2007
	(in thousands)		
Cost of revenue	$ 745	$ 755	$ 427
Technology and development expense	5,053	4,108	2,184
Marketing and selling expense	4,021	3,722	3,176
General and administrative expense	9,654	6,162	2,978

See accompanying notes.

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Common Shares		Treasury Shares					
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at June 30, 2006	41,501	$42	—	$—	$146,354	$(23,077)	$ 665	$123,984
Issuance of common shares due to share option exercises	1,971	1			13,706			13,707
Reversal of estimated accrued offering costs from initial public offering					279			279
Tax benefits of employee share transactions					685			685
Share-based compensation expense					9,005			9,005
Comprehensive income:								
Net income						27,143		27,143
Currency translation							1,218	1,218
Unrealized gain on marketable securities							39	39
Total comprehensive income								28,400
Balance at June 30, 2007	43,472	$43	0	$—	$170,029	$ 4,066	$1,922	$176,060
Cumulative effect adjustment for accrued sabbatical						(799)		(799)
Issuance of common shares due to share option exercises	628	1			8,320			8,321
RSUs awarded, net of shares withheld for taxes	179				(3,391)			(3,391)
Tax benefits of employee share transactions					1,301			1,301
Share-based compensation expense					15,012			15,012
Comprehensive income:								
Net income						39,831		39,831
Currency translation							6,209	6,209
Unrealized loss on marketable securities							(39)	(39)
Total comprehensive income								46,001
Balance at June 30, 2008	44,279	$44	0	$—	$191,271	$ 43,098	$8,092	$242,505

See accompanying notes.

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (CONTINUED) (in thousands)

	Common Shares		Treasury Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Number of Shares	Amount	Number of Shares	Amount				
Balance at June 30, 2008	44,279	$44	—	$ —	$191,271	$43,098	$8,092	$242,505
Issuance of common shares due to share option exercises	807	1			12,066			12,067
RSUs awarded, net of shares withheld for taxes	359	1	(85)	(2,818)	(1,359)			(4,176)
Tax benefits of employee share transactions					9,603			9,603
Share-based compensation expense					19,737			19,737
Repurchased shares	(770)	(1)	(1,784)	(27,063)	(18,454)			(45,518)
Comprehensive income:								—
Net income						55,686		55,686
Currency translation							(4,382)	(4,382)
Unrealized gain on marketable securities							12	12
Total comprehensive income								51,316
Balance at June 30, 2009	44,675	$45	(1,869)	$(29,881)	$212,864	$98,784	$3,722	$285,534

See accompanying notes.

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2009	2008	2007
Operating activities			
Net income	$ 55,686	$ 39,831	$ 27,143
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	35,713	25,193	14,874
Loss on disposal or impairment of long-lived assets	1,892	133	1,350
Share-based compensation expense	19,473	14,747	8,765
Deferred taxes	(4,538)	(2,029)	1,290
Tax benefits derived from share-based compensation awards	(9,603)	(1,301)	—
Changes in operating assets and liabilities:			
Accounts receivable	276	(1,257)	(3,124)
Inventory	(1,921)	(1,309)	298
Prepaid expenses and other assets	(4,879)	(2,173)	(3,177)
Accounts payable	3,148	2,439	(240)
Accrued expenses and other liabilities	24,804	13,457	7,061
Net cash provided by operating activities	120,051	87,731	54,240
Investing activities			
Purchases of property, plant and equipment, net	(76,286)	(62,740)	(62,845)
Proceeds from sale of equipment	—	—	256
Purchases of marketable securities	(6,078)	(49,487)	(52,399)
Sales and maturities of marketable securities	31,937	61,117	57,000
Purchase of intangible assets	—	(1,250)	—
Capitalization of software and website development costs	(7,168)	(5,696)	(4,189)
Net cash used in investing activities	(57,595)	(58,056)	(62,177)
Financing activities			
Proceeds from issuance of long-term debt	—	—	1,630
Repayments of long-term debt	(3,219)	(3,251)	(2,620)
Payment of withholding taxes in connection with vesting of restricted share units	(4,176)	(3,391)	—
Repurchase of common shares	(45,518)	—	—
Tax benefits derived from share-based compensation awards	9,603	1,301	—
Proceeds from issuance of common shares	12,067	8,321	13,706
Net cash (used in) provided by financing activities	(31,243)	2,980	12,716
Effect of exchange rate changes on cash	(370)	1,026	32
Net increase in cash and cash equivalents	30,843	33,681	4,811
Cash and cash equivalents at beginning of period	103,145	69,464	64,653
Cash and cash equivalents at end of period	$133,988	$103,145	$ 69,464

See accompanying notes.

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	Year Ended June 30,		
	2009	2008	2007
Cash paid during the period for:			
Interest	$1,391	$1,635	$1,789
Income taxes	3,021	1,841	1,349
Supplemental disclosure of noncash investing and financing activities:			
Cumulative effect of adoption of EITF 06-2 (see Note 2)	$ —	$ 799	$ —

See accompanying notes.

(in thousands, except share and per share data)

1. Description of the Business

The Vistaprint group of companies (the "Company"), offers small businesses the ability to market their business with a broad range of brand identity and promotional products, marketing services and electronic solutions. Through the use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated production facilities, the Company offers a broad spectrum of products ranging from business cards, website hosting, brochures and invitations to marketing and creative services. The Company focuses on serving the marketing, graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. The Company also provides similar products and services to the consumer market.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Vistaprint Limited, the predecessor to Vistaprint N.V., and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Vistaprint Limited was the parent company of the Vistaprint group as of June 30, 2009 and for all fiscal periods presented in the accompanying financial statements. On August 31, 2009, Vistaprint Limited became a wholly-owned subsidiary of Vistaprint N.V., with Vistaprint N.V. becoming the parent company of the Vistaprint group of companies (see Note 13).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Periodically, the Company evaluates its estimates, including those related to the accounts receivable and sales returns allowance, useful lives of property and equipment, income taxes and litigation and contingencies, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable at the time they are made, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist of money market funds and commercial paper. Cash and cash equivalents restricted under terms of the Company's facility leases and other financing arrangements were $2,315 and $1,617 as of June 30, 2009 and 2008, respectively and are included in other assets in the accompanying consolidated balance sheets.

Marketable securities, when held, consist primarily of investment-grade corporate bonds, U.S. government agency issues and municipal auction rate securities, are classified as "available-for-sale securities" in accordance with Statement of Financial Accounting Standards ("SFAS 115"), *Accounting for Certain Investments in Debt and Equity Securities* and carried at fair value, with the unrealized gains and losses reported in a separate component of accumulated other comprehensive income in shareholders' equity in the accompanying balance sheets. The cost of securities sold is based on the

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Years Ended June 30, 2009, 2008 and 2007
(in thousands, except share and per share data)

specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income in the accompanying consolidated statements of income.

The Company has held investments in auction rate securities collateralized by portfolios of AAA and Aaa American municipal and federally insured obligations. During fiscal year 2009, auctions relating to the Company's one remaining auction rate security failed resulting in the Company continuing to hold the investment. The Company has the intent and the ability to hold the asset until the anticipated recovery period which it believes will be more than twelve months. As such, during fiscal year 2009 the Company reclassified the asset with a fair value of $760, net of an unrealized loss of $40, as long-term, included in other assets on the accompanying consolidated balance sheet.

Cash, cash equivalents and marketable securities as of June 30, 2009 consisted of the following:

	Amortized Cost	Gross Unrealized Losses	Fair Value
Cash and cash equivalents	$133,988	$—	$133,988
Long-term marketable securities (1):			
Municipal auction rate securities	800	(40)	760
Total long-term marketable securities	800	(40)	760
Total	$134,788	$(40)	$134,748

(1) Comprised of an auction rate security, with a maturity beyond ten years, and included in other assets in the accompanying balance sheet.

Cash, cash equivalents and marketable securities as of June 30, 2008 consisted of the following:

	Amortized Cost	Gross Unrealized Losses	Fair Value
Cash and cash equivalents	$103,145	$—	$103,145
Marketable securities:			
Commercial paper	1,497	—	1,497
Corporate bonds	11,923	(6)	11,917
Certificates of deposit	896	(3)	893
U.S. Government Agency issues	9,759	(3)	9,756
Municipal auction rate securities	2,575	(40)	2,535
Total marketable securities	26,650	(52)	26,598
Total	$129,795	$(52)	$129,743

Inventories

Inventories consist primarily of raw materials and are stated at the lower of first-in, first-out cost or market.

(in thousands, except share and per share data)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are charged to expense as incurred. Depreciation of plant and equipment has been provided using the straight-line method over the estimated useful lives of the assets.

Software and Web Site Development Costs

The Company capitalizes eligible costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and Emerging Issues Task Force ("EITF") 00-2, *Accounting for Web Site Development Costs*. Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and amortized over the software's estimated useful life, which is approximately two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Amortization expense in connection with the development of software for internal use in the years ended June 30, 2009, 2008 and 2007 was $5,762, $4,118 and $2,698, respectively, resulting in accumulated amortization of $12,835 and $7,041 at June 30, 2009 and 2008, respectively.

Long-Lived Assets and Intangible Assets

The Company pursues patent protection for its intellectual property. The Company has patents and patent applications pending with European, United States and other patent offices, related to various systems, processes, techniques, and tools developed by the Company for its business. All costs related to patent applications are expensed as incurred. The costs of purchasing patents from unrelated third parties are capitalized and amortized over the estimated useful life of the patent. The costs of pursuing others who are believed to infringe on the Company's patents, as well as costs of defending the Company against patent-infringement claims, are expensed as incurred.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets, including intangible assets, were impaired.

For the fiscal years ended June 30, 2009, 2008 and 2007 the Company recorded impairment charges on capitalized software and website development costs of $32, $39 and $67, respectively.

In fiscal year 2007, the Company recorded an impairment charge of $876 relating to a project undertaken in its Windsor, Ontario facility to automate a portion of the production workflow which was no longer considered viable. The impairment charge was determined to be the total cost of the project

(in thousands, except share and per share data)

upon final settlement, less the estimated fair value of equipment to be re-deployed or resold to a third party. During fiscal year 2009, the Company recorded $589 additional impairment charge for equipment previously expected to be re-deployed. The impairment charges of $589 and $876 are included in cost of revenue in the accompanying consolidated statements of income for the fiscal years ended June 30, 2009 and 2007, respectively.

In fiscal year 2009, the Company recorded an impairment charge on long-lived assets of $742. The impairment charge has been included in technology and development expense in the accompanying consolidated statements of income for the year ended June 30, 2009.

Revenue Recognition

The Company generates revenue primarily from the sale and shipping of customized manufactured products, as well as providing electronic services, including creative design services, website design and hosting, email marketing services and order referral fees. The Company recognizes revenue arising from sales of products and services when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or service rendered with no significant post-delivery obligations on the Company's part, the net sales price is fixed or determinable and collectibility is reasonably assured. Revenue is recognized net of discounts the Company offers to its customers as part of advertising campaigns. A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. Sales and purchases in countries which are subject to Value Added Tax ("VAT") are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Advertising Expense

Advertising expense for the years ended June 30, 2009, 2008 and 2007 was $95,378, $73,699 and $47,147, respectively and is included in marketing and selling expense.

Research and Development Expense

Research and development costs are expensed as incurred. Research and development expense for the years ended June 30, 2009, 2008 and 2007 was $7,069, $6,144 and $3,426, respectively and is included in technology and development expense.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and comprehensive loss and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is composed of net income, unrealized gains and losses on

(in thousands, except share and per share data)

marketable securities and cumulative foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of shareholders' equity and comprehensive income.

The components of accumulated other comprehensive income were as follows:

	June 30,	
	2009	2008
Cumulative translation adjustments	$3,762	$8,144
Unrealized loss on marketable securities	(40)	(52)
Accumulated other comprehensive income	$3,722	$8,092

Income Taxes

Vistaprint Limited is a Bermuda based company. Bermuda currently does not impose any tax computed on profits or income, which results in no tax liability for the Company on any profits recorded in Bermuda. Vistaprint Limited has operating subsidiaries in the Netherlands, Canada, France, Jamaica, Spain, Switzerland, Tunisia and the United States. Vistaprint Limited has entered into service agreements, which are also referred to as transfer pricing agreements, with each of its operating subsidiaries. These agreements effectively result in Vistaprint Limited paying each of these subsidiaries for its costs plus a fixed mark-up. The Jamaican subsidiary's tax rate is zero because it is located in a tax free zone. Our Dutch, Canadian, Spanish and United States subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of the Company's consolidated results of operations, each of these subsidiaries will pay taxes in its respective jurisdiction.

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes.* Under this method, income taxes are provided for amounts currently payable and for deferred tax assets and liabilities, which are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company recognizes, presents and discloses in its financial statements uncertain tax positions taken, or it expects to take on a tax return, in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The unrecognized tax benefits will reduce the effective tax rate when recognized. Interest and penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

Foreign Currency Translation

The Company's Dutch, Spanish, French and Tunisian subsidiaries have the euro as their functional currency, the Swiss subsidiary has the Swiss franc as its functional currency and all other consolidated entities have the U.S. dollar as their functional currency. The Company's Dutch, Swiss, Spanish, French and Tunisian subsidiaries translate their assets and liabilities denominated in their functional currency at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income. Transaction

VISTAPRINT LIMITED
(predecessor to Vistaprint N.V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Years Ended June 30, 2009, 2008 and 2007
(in thousands, except share and per share data)

gains and losses and re-measurement of assets and liabilities denominated in currencies other than an entities functional currency are included in other income (expense), net. Foreign currency transaction (losses) gains included in other (expense) income, net for the years ended June 30, 2009, 2008 and 2007 were $(803), $427 and $(45), respectively.

Net Income Per Share

The Company calculates net income per share in accordance with SFAS No. 128, *Earnings Per Share.* Basic net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income per share for all years presented gives effect to all potentially dilutive securities, including share options and restricted share units using the treasury stock method. Common share equivalents of 2,096,825, 864,968 and 1,103,614 were excluded from the determination of potentially dilutive shares for the years ended June 30, 2009, 2008 and 2007, respectively, due to their anti-dilutive effect.

The following table sets forth the reconciliation of the weighted-average number of common shares:

	Year Ended June 30,		
	2009	2008	2007
Basic	43,330,166	43,913,119	42,445,991
Effect of dilutive securities	1,304,025	2,103,245	2,918,266
Diluted	44,634,191	46,016,364	45,364,257

Share-Based Compensation

At June 30, 2009, the Company had three share-based compensation plans (see Note 7). The Company grants share options for a fixed number of shares to employees and certain other individuals with exercise prices as determined by the Board of Directors on the date of grant. For all share option grants in fiscal years 2009 and prior, the exercise price has been equal to the closing price on the date of grant.

The Company recorded share-based compensation costs of $19,473, $14,747 and $8,765 for the years ended June 30, 2009, 2008 and 2007, respectively. Share-based compensation costs capitalized as part of software and website development costs were $994, $697 and $434 for the years ended June 30, 2009, 2008 and 2007, respectively.

At June 30, 2009, there was $45,157 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements, net of estimated forfeitures. This cost is expected to be recognized over a weighted average period of 2.5 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. For option awards in fiscal year 2009, expected volatility is based upon historical

(in thousands, except share and per share data)

volatility of the Company. For years prior to fiscal 2009, expected volatilities were based upon historical volatilities of guideline companies since the Company did not have sufficient history as a publicly traded company. The expected life of options granted represents the period of time that options granted are expected to be outstanding. For option awards in fiscal year 2009, the Company used its historical experience to estimate the expected life of options granted. For years prior to fiscal 2009, expected lives used by guideline companies were used to estimate the expected life of options granted. The Company uses historical data to estimate employee terminations and resulting forfeiture rates within the option pricing model. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The fair value of restricted share grants is based upon the closing trading value of the Company's shares on the date of grant and recognized using the straight-line recognition method. Weighted-average assumptions used for option grants in 2009, 2008 and 2007 are as follows:

	Year Ended June 30,		
	2009	2008	2007
Risk-free interest rate	1.48%	3.75%	4.71%
Expected dividend yield	0%	0%	0%
Expected life (years)	3.94	4.25	4.25
Expected volatility	58%	52%	59%
Weighted average fair value of options granted	$14.06	$15.82	$13.88

On April 26, 2007, the Company entered into a Transition Agreement (the "Transition Agreement) with a departing employee. Pursuant to the terms of the Transition Agreement, the employee agreed to remain employed through May 1, 2007. On May 1, 2007 share options granted to this employee, which would have become vested on or before May 1, 2008, for an aggregate of 48,443 common shares, immediately became vested and exercisable in accordance with the terms of the Transition Agreement. For the year ended June 30, 2007, the Company recorded a share based compensation charge of $1,406 related to the modification of the vesting of the options which was recognized on the date of termination. On May 1, 2007, all remaining vesting of the share options granted to this employee, for an aggregate of 47,951 common shares ceased, and therefore were forfeited upon termination.

Sabbatical Leave

On July 1, 2007, the Company adopted, the EITF No. 06-02, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences* ("EITF 06-02"). EITF 06-02 requires that compensation expense associated with a sabbatical leave, or other similar benefit arrangement, be accrued over the requisite service period during which an employee earns the benefit. The Company adopted EITF 06-02 through a cumulative effect of a change in accounting principle adjustment, which resulted in additional accrued expenses and a reduction to beginning retained earnings of $799.

Concentrations of Credit Risk

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. An individual customer accounted for 21% and 28% of the Company's total accounts receivable at June 30, 2009 and 2008, respectively.

(in thousands, except share and per share data)

The Company maintains an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses to date in the aggregate have not exceeded the Company's expectations.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R) *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) states that all business combinations (whether full, partial or step acquisitions) will result in all assets and liabilities of an acquired business being recorded at their fair values. Certain forms of contingent consideration and certain acquired contingencies will also be recorded at fair value at the acquisition date. SFAS 141(R) also requires acquisition costs be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date in accordance with the requirements of FASB Statement 146, *Accounting for Costs of Exit or Disposal Activities.* SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of a company's financial statements that are presented in conformity with generally accepted accounting principles in the United States. Any effect of applying the provisions of this SFAS 162 will be reported as a change in accounting principle. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R),* which is effective for fiscal years beginning on or after December 15, 2008. This Statement amends FIN 46(R), *Consolidation of Variable Interest Entities an interpretation of ARB No. 51*, to require revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company does not believe the adoption of this pronouncement will not have a material impact on its financial statements.

(in thousands, except share and per share data)

3. Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash equivalents, marketable securities, accounts receivable, accounts payable, debt and accrued expenses approximate fair value due to the short period of time to maturity of those instruments.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 as of July 1, 2008. As permitted by FASB Staff Position ("FSP") No. SFAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), the Company elected to defer the adoption of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal year 2010, the Company's first fiscal year beginning after November 15, 2008. There was no cumulative effect of adoption related to SFAS 157 and the adoption did not have an impact on the Company's financial position, results of operations, or cash flows. The adoption of SFAS 157 for non-financial assets and liabilities will impact future evaluations of impairment of long-lived assets. The Company does not believe that the adoption of this standard for non-financial assets and non-financial liabilities will have a material impact on its consolidated financial statements.

SFAS 157 establishes a three-level valuation hierarchy for measuring fair value and expands financial statement disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1:* Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- *Level 3:* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company measures the following financial assets at fair value on a recurring basis.

The fair value of these financial assets was determined using the following inputs at June 30, 2009:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$133,988	$133,988	$—	$—
Long-term investments (1)	760	—	—	760
Total assets recorded at fair value	$134,748	$133,988	$—	$760

(1) Long-term investments consist of an auction rate security.

(in thousands, except share and per share data)

The Company has the intent and the ability to hold the Level 3 asset until the anticipated recovery period which it believes will be more than twelve months. To reflect the change in fair value of the investment security, the Company recorded an impairment charge through other comprehensive income during fiscal 2008. For the year ended June 30, 2009 there have been no changes in the fair value of our assets being measured using significant unobservable inputs (Level 3) as defined in SFAS 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. The Company has not elected to value any non-financial assets at fair value.

4. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Estimated useful lives	June 30, 2009	June 30, 2008
Land improvements	10 years	$ 1,117	$ 1,173
Building and building improvements	10 - 30 years	61,024	43,228
Machinery and print production equipment	4 - 10 years	116,168	93,738
Computer software and equipment	3 - 5 years	31,221	23,137
Furniture, fixtures and office equipment	5 - 7 years	7,731	6,474
Leasehold improvements	Shorter of lease term or remaining life of the asset	3,447	2,740
Construction in progress		27,654	13,567
		248,362	184,057
Less accumulated depreciation		(66,349)	(39,110)
		182,013	144,947
Land		11,609	9,573
Property, plant, and equipment, net		$193,622	$154,520

At June 30, 2009 construction in progress consisted mainly of expansion of the Canadian and Dutch and other facilities, the purchase of production equipment for the Company's Canadian and Dutch production facilities and the purchase of information technology related assets. At June 30, 2008, construction in progress consisted mainly of expenditures related to the purchase of production equipment for the Company's Canadian and Dutch production facilities and the expansion of the Canadian facility. Depreciation expense totaled $29,236, $20,348 and $11,568 for the years ended June 30, 2009, 2008 and 2007, respectively.

5. Long-Term Debt

In November 2003, VistaPrint B.V., the Company's Dutch subsidiary, entered into a 5.0 million euro revolving credit agreement (the "Credit Agreement") with ABN AMRO Bank N.V., a Dutch based

(in thousands, except share and per share data)

bank. The borrowings were used to finance the construction of the Company's production facility located in Venlo, the Netherlands. The Company had $5,384 and $6,413 outstanding under the Credit Agreement as of June 30, 2009 and 2008, respectively. The loan is secured by a mortgage on the land and building and is payable in quarterly installments beginning on October 1, 2004 through 2024 of 63 euro ($88 and $99 at June 30, 2009 and 2008, respectively). On April 1, 2006, the Company elected a fixed rate option and the interest rate was fixed at 5.20% through April 1, 2016 at which time the rate will be reset.

In November 2004, VistaPrint B.V. amended the Credit Agreement to include an additional 1,200 euro loan. The borrowings were used to finance a new printing press at the Venlo production facility. This resulted in the Company having an additional $494 and $868 outstanding under the Credit Agreement as of June 30, 2009 and 2008, respectively. This additional loan is secured by the printing press and is payable in quarterly installments beginning on April 1, 2005 through 2011 of 50 euro ($71 and $79 at June 30, 2009 and 2008, respectively). On April 1, 2006, the Company elected a fixed rate option and the interest rate was fixed at 5.10% over the remaining term of the loan.

In June 2009, VistaPrint B.V. further amended the Credit Agreement to accommodate the changes to the Company's legal structure due to the Change of Domicile. Following this amendment, the Credit Agreement with ABN AMRO requires the Company to cause VistaPrint B.V. to maintain tangible net worth at a minimum of 40% of VistaPrint B.V.'s adjusted balance sheet and to maintain a total debt to EBITDA ratio of no more than 2.5. In addition, the Credit Agreement restricts VistaPrint B.V.'s ability to incur additional indebtedness. VistaPrint B.V. was in compliance with all loan covenants at June 30, 2009 and 2008. There are no restrictions on VistaPrint B.V.'s ability to pay dividends.

In November 2004, VistaPrint North American Services Corp., the Company's Canadian production subsidiary, entered into an $11,000 credit agreement with Comerica Bank—Canada. The borrowings were used to finance new equipment purchases and the construction of a production facility located near Windsor, Ontario, Canada. At June 30, 2009 and 2008, the Company had $6,380 and $7,640 outstanding under this credit agreement, respectively. The loan is secured by a guaranty from Vistaprint Limited and two of its subsidiaries and is payable in monthly installments of $105 beginning November 1, 2005 through 2009 plus interest, with the remaining balance of $5,960 to be paid during November 2009. On December 1, 2005, the interest rates for the equipment term loan and the construction loan were fixed at 6.47% and 6.37%, respectively, over the remaining terms of the loan.

In December 2005, VistaPrint North American Services Corp. amended its existing credit agreement with Comerica Bank to include an additional $10,000 equipment term loan. The borrowings have been used to finance new equipment purchases for the production facility near Windsor, Ontario. The loan is secured by guarantees from Vistaprint Limited and two of its subsidiaries and is payable in monthly installments of $111 beginning on December 1, 2006 and continuing through December 2010, plus interest, with the remaining balance of $4,667 to be paid during December 2010. As of June 30, 2007, the interest rates on the various borrowings to date under this term loan had been fixed over the remaining terms of the loan at rates ranging from 7.82% to 8.50%. At June 30, 2009 and 2008, the Company had $6,556 and $7,889 outstanding under this term loan, respectively.

The credit agreement with Comerica Bank includes covenants that require the Company to, under certain circumstances, maintain a consolidated ratio of funded debt to cash flow at a maximum

(in thousands, except share and per share data)

of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00 unless the Company maintains at least $30 million in unrestricted cash and cash equivalents. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid. As of June 30, 2009, the minimum debt service coverage covenant did not apply because the Company maintained at least $30.0 million in unrestricted cash and cash equivalents. The Company and VistaPrint North American Services Corp. were in compliance with all loan covenants at June 30, 2009.

Payments due on long-term debt, excluding interest related payments, during each of the five fiscal years subsequent to June 30, 2009, are as follows:

2010	$ 8,349
2011	5,787
2012	353
2013	353
2014	353
Thereafter	3,619
Total	$18,814

6. Accrued Liabilities

Accrued liabilities included the following:

	June 30,	
	2009	2008
Accrued advertising costs	$14,726	$ 9,939
Accrued compensation costs	10,933	8,345
Accrued taxes	6,993	6,592
Accrued shipping costs	1,765	1,445
Other	9,307	9,334
Total accrued liabilities	$43,724	$35,655

7. Shareholders' Equity

Share Options

The Company's 2000-2002 Share Incentive Plan (the "2000-2002 Plan") provided for employees, officers, non-employee directors, consultants and advisors to receive restricted share awards or be granted options to purchase the Company's common shares. Under the 2000-2002 Plan, the Company reserved an aggregate of 9,000,000 common shares for such awards. The Board of Directors of Vistaprint Limited determined that no further grants of awards under the 2000-2002 Plan would be made after the Company's Initial Public Offering ("IPO") in 2005. As of June 30, 2009, there were options to purchase 1,555,988 common shares outstanding under the 2000-2002 Plan. Upon the IPO, all shares reserved for issuance but not yet granted under the 2000- 2002 Plan were transferred to the Company's 2005 Equity Incentive Plan and 2005 Non-Employee Directors' Share Option Plan (the

(in thousands, except share and per share data)

"Directors' Plan"). Options previously granted to U.S. tax residents under the 2000-2002 Plan were either "Incentive Stock Options" or "Nonstatutory Options" under the applicable provisions of the U.S. Internal Revenue Code.

The Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan") provides for employees, officers, non-employee directors, consultants and advisors of the Company to receive restricted share awards or other share-based awards or be granted options to purchase common shares. Among other terms, the 2005 Plan, requires that the exercise price of any share option or share appreciation right granted under the 2005 Plan be at least 100% of the fair market value of the common shares on the date of grant; limits the term of any share option or share appreciation right to a maximum period of ten years; provides that shares underlying outstanding awards under the Vistaprint Limited 2000-2002 Plan that are cancelled, forfeited, expired or otherwise terminated without having been exercised in full will no longer become available for the grant of new awards under the 2005 Plan; and prohibits the repricing of any share options or share appreciation rights without shareholder approval. In addition, the 2005 Plan provides that the number of common shares available for issuance under the Plan will be reduced by (i) 1.56 common shares for each share subject to any restricted share award, restricted share unit or other share-based award with a per share or per unit purchase price lower than 100% of the fair market value of the common shares on the date of grant and (ii) one common share for each share subject to any other award under the 2005 Plan.

As of June 30, 2009, there were awards to purchase or acquire 2,868,379 common shares outstanding under the 2005 Plan, 349,192 common shares had been issued upon exercise of options granted under the 2005 Plan, and 2,312,137 common shares remained available for issuance under the 2005 Plan.

The Directors' Plan provides for non-employee directors of the Company to receive option grants upon initial appointment as a director and annually thereafter in connection with the Company's annual general meeting of shareholders if they are continuing to serve as a director at such time. Under the Directors' Plan, the Company reserved 250,000 shares for such awards. As of June 30, 2009, there were 88,375 options outstanding under the Directors' Plan and 161,625 shares available for future grant under the Directors Plan.

While the Company may grant options to employees, officers, non-employee directors, consultants and advisors which become exercisable at different times or within different periods, the Company has generally granted options to employees, officers, consultants and advisors that are exercisable on a cumulative basis, with 25% exercisable on the first anniversary of the date of grant, and 6.25% quarterly thereafter. In addition, the Company has generally granted awards to non-employee directors that are exercisable on a cumulative basis, with 8.33% exercisable each quarter. Given these vesting rates, the requisite service period to achieve 100% vesting is normally four years for employees and officers and three years for non-employee directors. The contractual life of the options is ten years.

The Company has issued new shares in fulfillment of all option exercises and restricted share award vests for periods through June 30, 2009.

(in thousands, except share and per share data)

A summary of the Company's share option activity and related information for the year ended June 30, 2009 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Instinsic Value
Outstanding at the beginning of the period	4,303,607	$19.12		
Granted	226,920	$30.41		
Exercised	(807,198)	$14.95		
Forfeited/cancelled	(201,693)	$25.98		
Outstanding at the end of the period	3,521,636	$20.41	6.76	$78,410
Vested or expected to vest at the end of the period	3,431,044	$20.09	6.72	$77,466
Exercisable at the end of the period	2,512,806	$16.19	6.19	$66,515

The intrinsic value in the table above represents the total pre-tax amount, net of exercise price, which would have been received by option holders if all option holders had exercised all options with an exercise price lower than the market price on June 30, 2009.

A summary of the Company's unvested restricted share unit activity and related information for the fiscal year ended June 30, 2009 is as follows:

	Restricted Share Units	Weighted Average Grant Date Fair Value
Unvested at the beginning of the period	1,271,491	$31.36
Granted	224,533	28.37
Vested and distributed	(408,256)	30.84
Forfeited/cancelled	(96,662)	32.64
Unvested at the end of the period	991,106	$30.77

The Company had an aggregate of 2,473,762 common shares available for future award under all of its share-based compensation plans as of June 30, 2009.

The total fair value of shares vested during the fiscal year ended June 30, 2009, 2008 and 2007 was $12,589, $9,813, and $3,518, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2009, 2008 and 2007 was $15,203, $16,870, and $54,763, respectively.

8. Employees' Savings Plan

The Company has a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the plan. Under the provisions of the plan, employees may voluntarily contribute up to 15% of eligible compensation, subject to IRS limitations. The Company matches 50% of each participant's voluntary

(in thousands, except share and per share data)

contributions, subject to a maximum Company contribution of 3% of the participant's eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over four years. The Company contributed and expensed $1,258, $988 and $608 in the years ended June 30, 2009, 2008 and 2007, respectively.

9. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended June 30,		
	2009	2008	2007
Current:			
U.S. Federal	$ 4,766	$ 4,544	$1,388
U.S. State	2,234	781	368
Non-U.S.	3,062	965	(166)
Total current	10,062	6,290	1,590
Deferred:			
U.S. Federal	(2,344)	(2,099)	(268)
U.S. State	(1,289)	(688)	(80)
Non-U.S.	(1,012)	758	1,638
	(4,645)	(2,029)	1,290
Total	$ 5,417	$ 4,261	$2,880

The following is a reconciliation of the standard U.S. statutory tax rate and the Company's effective tax rate:

	Year Ended June 30,		
	2009	2008	2007
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
State taxes	1.0%	0.3%	1.0%
Foreign rate differential	(25.8)%	(23.9)%	(24.4)%
Other	(0.3)%	(0.7)%	(1.0)%
Effective income tax rate	8.9%	9.7%	9.6%

The following is a summary of the Company's income before taxes by geography:

	Year Ended June 30,		
	2009	2008	2007
U.S.	$ 9,402	$ 8,068	$ 4,107
Non-U.S.	51,701	36,024	25,916
Total	$61,103	$44,092	$30,023

(in thousands, except share and per share data)

Significant components of the Company's deferred tax assets and liabilities, which are primarily related to its United States subsidiary, for income taxes consist of the following at June 30, 2009 and 2008:

	Year Ended June 30,	
	2009	2008
Deferred tax assets:		
Net operating loss carryforwards	$ 887	$ 595
Depreciation and amortization	316	—
Accrued expenses	624	608
Shared-based compensation	6,259	2,641
Corporate minimum tax	378	210
R&D credit carryforwards	657	150
Total deferred tax assets	9,121	4,204
Deferred tax liabilities:		
Depreciation	(3,099)	(2,827)
Net deferred taxes	$ 6,022	$ 1,377

The current portion of the net deferred taxes at June 30, 2009 and 2008 was an asset of $624 and $1,076, respectively, which is included in prepaid and other current assets in the accompanying consolidated balance sheets.

In assessing the realizability of deferred tax assets in accordance with SFAS No. 109, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Under the guidance of SFAS No. 123(R), no valuation allowance has been recorded against the $6.3 million deferred tax asset associated with share-based compensation charges at June 30, 2009. However, in the future, if the underlying awards expire with an intrinsic value less than the fair value of the awards on the date of grant, some or all of the benefit may not be realizable. Based on the weight of available evidence at June 30, 2009, management believes that it is more likely than not that all of its net deferred tax assets will be realized. The Company will continue to assess the realization of the deferred tax assets based on operating results.

At June 30, 2009, the Company had U.S. federal net operating loss carryforwards of approximately $868 that expire on dates up to and through the year 2021. The utilization of these net operating losses is subject to annual limitation under the change in share ownership rules of the Internal Revenue Code. The Company had foreign net operating loss carryforwards of approximately $1,895 that expire on dates up to and through 2027. In addition, the Company has approximately $747 of excess tax deductions related to stock-based compensation. The Company will realize the benefit of these excess tax deductions through increases to shareholders' equity in the periods in which the losses are utilized to reduce tax payments.

At June 30, 2009, the Company had state research and development tax credits of $251 that expire at various dates through 2024.

(in thousands, except share and per share data)

The Company has corporate minimum tax credit carryforwards and research and development tax credits in Canada of approximately $304 and $787, respectively that expire at various dates through 2019.

The Company adopted the provisions of FIN 48 effective July 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not recognize any cumulative effect of a change in accounting principle from the adoption of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits, including interest, is as follows:

Balance at July 1, 2008	$ 850
Additions based on tax positions related to the current tax year	363
Additions based on tax positions related to prior tax years	276
Balance at June 30, 2009	$1,489

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1,372 as of June 30, 2009. The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. The accrued interest and penalties included in income tax expense for the year ended June 30, 2009 and 2008 were $75 and $27, respectively.

The Company does not anticipate the amount of unrecognized tax benefits to change materially over the next 12 months.

The Company is required to file income tax returns in the U.S. federal jurisdiction, the state of Massachusetts and multiple jurisdictions outside of the U.S. The Company's U.S. federal tax returns for 2006 and subsequent years and the state tax returns for 2005 and subsequent years, remain open to examination by the tax authorities. In addition, the statute of limitations is not closed for non-U.S. tax jurisdictions, including the Netherlands, Spain and Canada which have tax years open to examination for 2004, 2005, 2006 and subsequent years, respectively.

10. Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is considered to be the chief executive officer. The Company views its operations and manages its business as one operating segment.

(in thousands, except share and per share data)

Geographic Data

Revenues by geography are based on the country-specific website through which the customer's order was transacted. The following table sets forth revenues and long-lived assets by geographic area:

	Year Ended June 30,		
	2009	2008	2007
Revenues:			
United States	$313,621	$249,017	$173,414
Non-United States	202,205	151,640	82,519
Total revenues	$515,826	$400,657	$255,933

	June 30,	
	2009	2008
Long-lived assets (1):		
Canada	$ 86,541	$ 71,486
Netherlands	85,230	67,153
Bermuda	17,880	14,681
United States	9,489	10,790
Jamaica	3,108	1,150
Switzerland	1,733	1,622
Spain	1,541	2,040
Other	129	—
Total	$205,651	$168,922

(1) Excludes deferred tax assets of $7,035 and $2,956, respectively.

11. Commitments and Contingencies

Operating Lease Commitments

The Company is committed under operating leases for facilities expiring on various dates through 2017. Total lease expense for the years ended June 30, 2009, 2008 and 2007 were $6,331, $5,347 and $2,537, respectively.

Future minimum rental payments required under operating leases for the next five fiscal years and thereafter are as follows at June 30, 2009:

2010	$ 5,989
2011	6,168
2012	6,281
2013	6,198
2014	6,183
Thereafter	18,670
Total	$49,489

(in thousands, except share and per share data)

In connection with VistaPrint USA, Incorporated's lease for approximately 202,000 square feet of office space in Lexington, Massachusetts, the lease requires a security deposit in the form of a letter of credit in the amount of $728. This amount is classified as restricted cash and is included in other assets in the consolidated balance sheet. Escalating rent payments and rent abatement are recognized on a straight-line basis over the term of the lease. In addition, the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. A maximum obligation is not explicitly stated, thus the potential amount of future maximum payments that might arise under this indemnification obligation cannot be reasonably estimated. The Company has not experienced any prior claims against similar lease indemnifications in the past and management has determined that the associated fair value of the liability is not material. As such, the Company has not recorded any liability for this indemnity in the accompanying consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies, which the Company believes would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

In June 2009, VistaPrint Netherlands B.V.entered into a $1,100 Standby Letter of Credit (the Letter of Credit") with JPMorgan. The Letter of Credit was obtained in compliance with the Company's agreement with a vendor, the beneficiary of the Letter of Credit, which provides payment processing services. The Letter of Credit expires on August 23, 2013.

Guarantees and Indemnification Obligations

The Company has entered into arrangements with financial institutions and vendors to provide guarantees for the obligations of the Company's subsidiaries under banking arrangements and purchase contracts. The guarantees vary in length of time but, in general, guarantee the financial obligations of the subsidiaries under such arrangements. The financial obligations of the Company's subsidiaries under such arrangements are reflected in the Company's consolidated financial statements and these notes.

The Company enters into agreements in the ordinary course of business with, among others, vendors, lessors, financial institutions, service providers, distributors and certain marketing customers, pursuant to which it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, its employees, agents or representatives, or third party claims alleging that the Company's intellectual property infringes a patent, trademark or copyright.

In accordance with their respective charter and by-laws and with various indemnification agreements with specific employees, the Company and its subsidiaries have agreed to indemnify the directors, executive officers and employees of the Company and its subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of such individual being or having been a director, officer or employee.

Based upon the Company's historical experience and information known to the Company as of June 30, 2009, the Company believes its liability on the above guarantees and indemnities at June 30, 2009 is immaterial.

(in thousands, except share and per share data)

Purchase Commitments

At June 30, 2009, the Company had unrecorded commitments under contracts to expand the Canadian and Dutch production facilities and other facility related commitments of approximately $349, $1,615 and $1,790, respectively and to purchase production equipment for the Canadian and Dutch production facilities of approximately $5,699 and $3,320, respectively.

Legal Proceedings

On July 27, 2006, Vistaprint Technologies Limited, a wholly-owned subsidiary of the Company's subsidiary Vistaprint Limited, filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants in Germany of one of Vistaprint Technologies Limited's European patents related to computer-implemented methods and apparatus for generating pre-press graphic files. On June 7, 2007, unitedprint.com AG filed a patent nullification action in the German Patent Court in relation to the same European patent at issue in Vistaprint Technologies Limited's infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in Vistaprint Technologies Limited's favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of the requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf District Court's ruling went into effect in early September 2007 and was not appealed by the defendants. On November 13, 2008, the German Patent Court held an oral hearing on the patent nullification action brought by unitedprint.com and revoked the patent at issue. The Patent Court issued a written opinion stating the basis for its ruling on March 24, 2009 and, on April 22, 2009, Vistaprint Technologies Limited filed a notice of appeal of the Patent Court's ruling with the German Federal Supreme Court. The Company is unable to express an opinion as to the likely outcome of such appeal.

On May 14, 2007, Vistaprint Technologies Limited filed a patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc., subsidiaries of Taylor Corporation, in the United States District Court for the District of Minnesota. The complaint in the lawsuit asserts that the defendants have infringed and continue to infringe three U.S. patents owned by Vistaprint Technologies Limited related to browser-based tools for online product design. The complaint seeks an injunction against the defendants and the recovery of damages. The defendants filed their Answer and Counterclaims to the complaint on June 7, 2007, in which they denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents-in-suit. In August 2007, another Taylor Corporation subsidiary, Taylor Strategic Accounts, Inc., was added as an additional defendant in the case. The exchange of relevant documents and records and the depositions of fact witnesses in connection with the allegations of the parties have been substantially completed. In early June 2008, newly discovered third party prior art documents were introduced into the litigation. These documents had not been reviewed and considered by the U.S. Patent Office prior to issuance of the patents-in-suit. For that reason, on June 30, 2008, Vistaprint Technologies Limited requested the United States District Court to stay the litigation to provide the U.S. Patent Office an opportunity to reexamine the patents-in-suit in light of these newly discovered documents. On September 2, 2008, the Court granted Vistaprint Technologies Limited's request for a stay. Subsequent to the Court's decision, Vistaprint Technologies Limited submitted a request for reexamination of each of the patents-in-suit to the U.S. Patent Office. The reexamination requests were granted in February 2009. Pursuant to the Court's order, the stay will remain in place pending the

(in thousands, except share and per share data)

resolution of the requests for reexamination. On October 28, 2008, a St. Paul, Minnesota law firm also filed requests with the U.S. Patent Office seeking reexamination of the three patents-in-suit. The name of the client who engaged the firm to prepare and file the reexamination requests was not disclosed by the firm, but the Company believes that the client was either Taylor Corporation or an affiliate of Taylor Corporation. The reexamination requests were granted in May and June 2009. The Company is unable to express an opinion as to the likely outcome of any such reexamination or of the underlying lawsuit.

On July 29, 2008, a purported class action lawsuit was filed in the United States District Court for the Southern District of Texas (the "Texas Complaint") against VistaPrint Corp., VistaPrint USA, Inc., Vertrue, Inc. and Adaptive Marketing, LLC (collectively, the "Defendants"). Adaptive Marketing, LLC is a Vertrue, Inc. company that provides subscription-based membership discount programs, including programs that are offered on our Vistaprint.com website (Vertrue, Inc. and Adaptive Marketing, LLC are sometimes collectively referred to herein as the "Vertrue Defendants"). The Texas Complaint alleges that the Defendants violated, among other statutes, the Electronic Funds Transfer Act, the Electronic Communications Privacy Act, the Texas Deceptive Trade Practices-Consumer Protection Act and the Texas Theft Liability Act, in connection with certain membership discount programs offered to Vistaprint customers on our Vistaprint.com website. The Texas Complaint also seeks recovery for unjust enrichment, conversion, and similar common law claims. Subsequent to the filing of the Texas complaint, on July 31, 2008, August 25, 2008, September 3, 2008, September 10, 2008 and September 11, 2008, nearly identical purported class action lawsuits were filed in the United States District Court, District of New Jersey, the United States District Court, Southern District of Alabama, the United States District Court, District of Nevada, the United States District Court, District of Massachusetts, and the United States District Court, District of Florida, respectively, against the same Defendants, and in one case Vistaprint Limited, on behalf of different plaintiffs. The complaints in each of these nearly identical lawsuits include substantially the same purported Federal and common law claims as the Texas Complaint but contain different state law claims. In addition, on August 28, 2008, a purported class action lawsuit asserting substantially the same Federal and common law claims as the Texas Complaint, but containing a state law claim under the Massachusetts Unfair Trade Practices Act, was filed by a different plaintiff in the United States District Court, District of Massachusetts, against Vistaprint Limited, VistaPrint USA, Inc. and the Vertrue Defendants.

Among other allegations, the plaintiffs in each action claim that after ordering products on the Company's Vistaprint.com website they were enrolled in certain membership discount programs operated by the Vertrue Defendants and that monthly subscription fees for the programs were subsequently charged directly to the credit or debit cards they used to make purchases on Vistaprint.com, in each case purportedly without their knowledge or authorization. The plaintiffs also claim that the Defendants failed to disclose to them that the credit or debit card information they provided to make purchases on Vistaprint.com would be disclosed to the Vertrue Defendants and would be used to pay for monthly subscriptions for the membership discount programs. The plaintiffs have requested that the Defendants be enjoined from engaging in the practices complained of by the plaintiffs. They also are seeking an unspecified amount of damages, including statutory and punitive damages, as well as pre-judgment and post-judgment interest and attorneys' fees and costs for the purported class.

On September 8, 2008, VistaPrint USA, Incorporated filed an Answer to the Texas Complaint in the United States District Court for the Southern District of Texas, and on September 9, 2008,

(in thousands, except share and per share data)

VistaPrint USA, Incorporated filed a Motion to Dismiss for Improper Venue in the United States District Court for the Southern District of Texas. Subsequently, on or about September 16, 2008, the plaintiff in one of the cases pending before the United States District Court for the District of Massachusetts filed a Motion before the Judicial Panel on Multidistrict Litigation seeking the consolidation and transfer of pretrial proceedings in all of the outstanding cases to the Massachusetts District Court. Following that, on or about September 24, 2008 and September 25, 2008, the Vertrue Defendants and VistaPrint USA, Incorporated and Vistaprint Limited, respectively, filed motions before the Judicial Panel on Multidistrict Litigation to transfer all of the outstanding cases, as well as any cases subsequently filed involving similar facts or claims, to the United States District Court for the Southern District of Texas for coordinated pretrial proceedings. All of the purported class action lawsuits in which the Defendants have been served were subsequently stayed pending resolution of the motions for consolidation and transfer pending before the Judicial Panel on Multidistrict Litigation. On December 11, 2008, the Judicial Panel on Multidistrict Litigation ruled in favor of the motions brought by the Vertrue Defendants, VistaPrint USA, Incorporated and Vistaprint Limited and ordered the transfer of all of the outstanding cases to the United States District Court for the Southern District of Texas for coordinated pretrial proceedings. As a result of the ruling of the Judicial Panel on Multidistrict Litigation, on March 2, 2009 four of the existing plaintiffs filed a Consolidated Complaint with the United States District Court for the Southern District of Texas.

On April 17, 2009, VistaPrint USA, Incorporated filed a Motion to Dismiss the Consolidated Complaint, and on July 2, 2009 the Plaintiffs filed an Opposition to VistaPrint USA, Incorporated's Motion to Dismiss. Following that, on July 24, 2009, VistaPrint USA, Incorporated filed a reply brief in support of its Motion to Dismiss.

The Company is unable to express an opinion as to the likely outcome of these actions.

On June 26, 2009, Vistaprint Limited, the Company's wholly-owned subsidiary, and VistaPrint USA, Incorporated, a wholly-owned subsidiary of Vistaprint Limited, together with sixteen other companies unaffiliated with Vistaprint Limited or VistaPrint USA, Incorporated, were named as defendants in a complaint for patent infringement by Soverain Software LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that the named defendants are infringing U.S. Patents 5,715,314, 5,909,492 and 7,272,639. Two of the asserted patents relate generally to network-based sales systems employing a customer computer, a shopping cart computer and a shopping cart database. The third patent relates generally to the use of session identifiers in connection with requests transmitted through a network between a client and a server. The plaintiff is seeking declarations that the patents at issue are valid and enforceable and that the defendants infringe the patents, as well as the entry of a preliminary and permanent injunction and damages. This lawsuit is in its earliest stages and the Company is unable to express an opinion as to its likely outcome.

On July 21, 2009, Vistaprint Limited and OfficeMax Incorporated were named as defendants in a complaint for patent infringement filed by ColorQuick LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that Vistaprint Limited and OfficeMax Incorporated are infringing U.S. patent 6,839,149, relating generally to systems and methods for processing electronic files stored in a page description language format, such as PDF. The plaintiff is seeking a declaration that the patent at issue is valid and enforceable, a declaration that Vistaprint Limited infringes, the entry

(in thousands, except share and per share data)

of a preliminary and permanent injunction, and damages. This lawsuit is in its earliest stages and the Company is unable to express an opinion as to its likely outcome.

The Company is not currently party to any other material legal proceedings. The Company is involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, the Company does not expect resolution of these matters to have a material adverse impact on its consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of such a proceeding could, depending on its amount and timing, materially affect the Company's results of operations, cash flows or financial position in a future period. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

12. Allowance for Doubtful Accounts

The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Below is a summary of the changes in the Company's allowance for doubtful accounts for the years ended June 30, 2009, 2008 and 2007:

	Balance at Beginning of Period	Provision	Write-offs/ Recovery	Balance at End of Period
Year ended June 30, 2009	$213	$ (41)	$0	$172
Year ended June 30, 2008	$148	$ 65	$0	$213
Year ended June 30, 2007	$ 50	$106	$8	$148

13. Subsequent Events

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS 165"), which is effective for fiscal periods ending after June 15, 2009. The Company adopted SFAS 165 as of June 30, 2009. There was no cumulative effect of adoption related to SFAS 165 and the adoption did not have an impact on the Company's financial position, results of operations, or cash flows. SFAS 165 establishes the period during which management of a reporting entity shall evaluate, the recognition criteria for and the disclosures an entity shall make about events or transactions that may occur subsequent to the balance sheet date. In accordance with SFAS 165 the Company evaluated subsequent events through the date these financial statements were filed.

Change of Domicile

On April 30, 2009, the Company announced that its Board of Directors approved a proposal to move the place of incorporation of the publicly-traded parent entity of the Vistaprint group of companies

(in thousands, except share and per share data)

from Bermuda to the Netherlands. Vistaprint N.V. was formed as a limited liability company (*nammlooze vennootschap)* under the laws of the Netherlands on June 30, 2009, at a special court-ordered meeting of common shareholders held on August 6, 2009, the common shareholders of Vistaprint Limited approved a scheme of arrangement under Bermuda law. On August 31, 2009, after receipt of the approval of the scheme of arrangement by the Supreme Court of Bermuda and the satisfaction of certain other conditions, the transactions contemplated by the scheme of arrangement were effected. Pursuant to the scheme of arrangement, among other things, each common share of Vistaprint Limited outstanding immediately before the transaction was effected was exchanged for one outstanding ordinary share of Vistaprint N.V.

As a result of the scheme of arrangement and the share exchange transaction, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint Limited became a wholly-owned subsidiary of Vistaprint N.V. In connection with consummation of the scheme of arrangement, Vistaprint N.V. assumed Vistaprint Limited's existing obligations in connection with awards granted under Vistaprint Limited's incentive plans and other similar employee awards.

Vistaprint N.V.'s ordinary shares are registered under the Securities Exchange Act and Vistaprint N.V is subject to the same reporting requirements under the Securities Exchange Act to which the Vistaprint Limited was previously subject. Vistaprint N.V.'s ordinary shares are listed on the NASDAQ Global Select Market under the ticker symbol "VPRT", the same exchange and the same symbol under which the Vistaprint Limited's shares were previously listed and traded.

The Company does not expect that the Change of Domicile will have a material impact on how Vistaprint conducts its day-to-day operations, its financial position, consolidated effective tax rate, results of operations or cash flows. However, there is no guarantee that the Vistaprint group of companies will realize any benefits from the Change of Domicile and not suffer any adverse consequences.

14. Quarterly Financial Data (unaudited)

Year Ended June 30, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$114,232	$138,903	$127,523	$135,168
Cost of revenue	44,844	50,692	46,583	49,825
Net income	8,273	18,549	14,166	14,698
Net income per common share:				
Basic	$ 0.19	$ 0.43	$ 0.34	$ 0.35
Diluted	$ 0.18	$ 0.42	$ 0.33	$ 0.33

Year Ended June 30, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 79,453	$105,017	$105,779	$110,408
Cost of revenue	29,752	39,896	40,960	43,514
Net income	6,879	11,169	11,453	10,330
Net income per common share:				
Basic	$ 0.16	$ 0.25	$ 0.26	$ 0.23
Diluted	$ 0.15	$ 0.24	$ 0.25	$ 0.22

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2009. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2009, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of June 30, 2009, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on internal control over financial reporting. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Vistaprint N.V.

We have audited Vistaprint Limited's (predecessor to Vistaprint N.V.) internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vistaprint Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Vistaprint Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vistaprint Limited as of June 30, 2009 and 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2009 and our report dated August 31, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 31, 2009

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B *Other Information*

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to the information set forth under the Sections captioned "Our Supervisory Board," "Our Management Board," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2009 Annual General Meeting of Shareholders (our "2009 Proxy Statement").

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial or accounting officer or person serving similar functions, and to all of our employees. The text of our code of business conduct and ethics is available on our website at www.vistaprint.com. We did not waive any provisions of the code of business conduct and ethics during the fiscal year ended June 30, 2009. If we amend, or grant a waiver under, our code of business conduct and ethics that applies to our principal executive officer, principal financial or accounting officer, or persons performing similar functions, we intend to post information about such amendment or waiver on our website at www.vistaprint.com.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference herein to our 2009 Proxy Statement under the sections captioned "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference herein to our 2009 Proxy Statement under the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference herein to our 2009 Proxy Statement under the sections captioned "Certain Relationships and Related Party Transactions" and "Corporate Governance."

Item 14. *Principal Accountant Fees and Services.*

The information required by this item is incorporated by reference herein to our 2009 Proxy Statement under the section captioned "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K.

(b) List of Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 31, 2009

Vistaprint N.V.

By: /s/ ROBERT S. KEANE

Robert S. Keane
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT S. KEANE **Robert S. Keane**	President and Chief Executive Officer (Principal executive officer)	August 31, 2009
/s/ MICHAEL GIANNETTO **Michael Giannetto**	Chief Financial Officer (Principal financial and accounting officer)	August 31, 2009
/s/ JOHN J. GAVIN, JR. **John J. Gavin, Jr.**	Director	August 31, 2009
/s/ PETER GYENES **Peter Gyenes**	Director	August 31, 2009
/s/ GEORGE M. OVERHOLSER **George M. Overholser**	Director	August 31, 2009
/s/ LOUIS PAGE **Louis Page**	Director	August 31, 2009
/s/ RICHARD RILEY **Richard Riley**	Director	August 31, 2009

Form 10-K

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement between Vistaprint Limited and Vistaprint N.V. dated June 30, 2009 is incorporated by reference to Annex A to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 30, 2009
2.2	Scheme of Arrangement between Vistaprint Limited and the Scheme Shareholders, as defined therein, is incorporated by reference to Annex B to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 30, 2009
3.1	Articles of Association of Vistaprint N.V., as amended, is incorporated by reference to Annex E to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 30, 2009
10.1*	Amended and Restated 2000-2002 Share Incentive Plan, as amended, is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.2*	Form of Nonqualified Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.3*	Form of Incentive Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.4*	2005 Non-Employee Directors' Share Option Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.5*	Amendment to 2005 Non-Employee Directors' Share Option Plan is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the SEC on August 28, 2007
10.6*	Form of Nonqualified Share Option Agreement under our 2005 Non-Employee Directors' Share Option Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007, filed with the SEC on January 31, 2008
10.7*	Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on May 21, 2007
10.8*	Form of Nonqualified Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007, filed with the SEC on January 31, 2008
10.9*	Form of Incentive Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.10*	Form of Restricted Share Unit Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007, filed with the SEC on January 31, 2008
10.11*	Executive Officer FY 2009 Bonus Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on July 7, 2008

Exhibit No.	Description
10.12*	Form of Executive Officer Indemnification Agreement is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.13*	Form of Indemnification Agreement between Vistaprint N.V. and each of the members of our Supervisory Board and Management Board is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.14*	Executive Retention Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Robert S. Keane dated as of December 1, 2004 is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.15*	Amendment No. 1 to Executive Retention Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Robert S. Keane dated as of March 31, 2008 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on April 30, 2008
10.16*	Form of Executive Retention Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Janet F. Holian, dated as of December 1,2004 is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.17*	Amendment No. 1 to Executive Retention Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Janet F. Holian dated as of March 31, 2008 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on April 30, 2008
10.18*	Executive Retention Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Wendy Cebula dated as of January 3, 2007 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, filed with the SEC on January 31, 2007
10.19*	Amendment No. 1 to Executive Retention Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Wendy Cebula dated as of March 31, 2008 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on April 30, 2008
10.20*	Form of Invention and Non-Disclosure Agreement between VistaPrint USA, Incorporated and each of Robert S. Keane, Janet F. Holian, Wendy Cebula and Michael Giannetto is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.21*	Form of Confidential Information and Non-Competition Agreement between VistaPrint USA, Incorporated and each of Robert S. Keane, Janet F. Holian, Wendy Cebula and Michael Giannetto is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.22	Executive Retention Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Michael Giannetto dated as of September 2, 2008 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the SEC on October 29, 2008
10.23	Loan and Security Agreement between Comerica Bank and VistaPrint North American Services Corp. dated as of November 1, 2004 is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.24	First Amendment to Loan and Security Agreement between Comerica Bank and VistaPrint North American Services Corp. dated as of December 15, 2005 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 15, 2005
10.25	Third Amended and Restated Registration Rights Agreement dated as of August 30, 2004 by and among the Registrant and the other signatories thereto, as amended, is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)

Exhibit No.	Description
10.26	Lease dated October 4, 2006 between VistaPrint USA, Incorporated and Ledgemont Research Park Associates II L.P. is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 10, 2006
10.27	Unconditional Guaranty dated October 4, 2006 by Vistaprint Limited is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 10, 2006
10.28	Credit Agreement dated October 24, 2003 between VistaPrint B.V. and ABN AMRO Bank N.V., as amended, is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.29	Assumption Agreement between Vistaprint Limited and Vistaprint N.V. dated June 30, 2009 is incorporated by reference to Annex F to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 30, 2009
10.30*	Transition Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Anne S. Drapeau dated April 3, 2008 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on April 7, 2008.
10.31*	Transition Agreement among VistaPrint USA, Incorporated, Vistaprint Limited and Harpreet Grewal dated May 13, 2008 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on May 15, 2008.
21.1	Subsidiaries of Vistaprint N.V.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15(d)-14(a), by Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Chief Financial Officer

* Management contract or compensatory plan or arrangement.

Vistaprint

NOTICE AND PROXY STATEMENT
2009

Vistaprint Make an impression.

VISTAPRINT N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vistaprint N.V. will hold its 2009 Annual General Meeting of Shareholders:

on Tuesday, November 17, 2009
at 6:00 pm (Central European Time)
at the offices of Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

MATTERS TO BE ACTED UPON AT THE ANNUAL GENERAL MEETING:

(1) Reappoint a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2013;

(2) Reappoint another member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2013;

(3) Appoint a member to our Supervisory Board to serve for a term of three years ending on the date of our annual general meeting of shareholders in 2012;

(4) Approve our Performance Incentive Plan for Covered Employees for purposes of Section 162(m) of the United States Internal Revenue Code;

(5) Appoint Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2010; and

(6) Transact other business, if any, that may properly come before the meeting or any adjournment of the meeting.

Our Management Board and Supervisory Board have no knowledge of any other business to be transacted at the annual general meeting.

Shareholders of record at the close of business on October 19, 2009 are entitled to vote at the annual general meeting. Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope we have provided. Your prompt response will ensure that your shares are represented at the annual general meeting. You can change your vote and revoke your proxy at any time before the polls close at the annual general meeting by following the procedures described in this proxy statement.

All shareholders are cordially invited to attend the annual general meeting.

By order of the Management Board,

Chief Executive Officer
October 23, 2009

VISTAPRINT N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 17, 2009

This proxy statement contains information about the 2009 Annual General Meeting of Shareholders of Vistaprint N.V., which we refer to in this proxy statement as the annual meeting or the meeting. We will hold the annual meeting on Tuesday, November 17, 2009 at Hudsonweg 8, 5928 LW Venlo, the Netherlands. The annual meeting will commence at 6:00 pm (Central European Time).

We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Management Board of Vistaprint N.V. (which is also referred to as we, us or Vistaprint in this proxy statement) for use at the annual meeting and at any adjournment of the annual meeting.

We are first mailing the Notice of Annual General Meeting, this proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 on or about October 23, 2009.

Important Notice Regarding the Availability of Proxy Materials for the 2009 Annual General Meeting of Shareholders:

This Proxy Statement and the 2009 Annual Report to Shareholders are available for viewing, printing and downloading at *www.proxy.ir.vistaprint.com*.

We will furnish without charge a copy of this proxy statement (including the notice and agenda and biographies of our Management Board and Supervisory Board) and our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, as filed with the United States Securities and Exchange Commission, to any shareholder who requests it in writing to Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA or Vistaprint N.V., Hudsonweg 8, 5928 LW Venlo, the Netherlands. This proxy statement and our Annual Report on Form 10-K are also available on the web site of the Securities and Exchange Commission, or SEC, at *www.sec.gov*.

EXPLANATORY NOTE ABOUT OUR CHANGE OF DOMICILE

On August 31, 2009, we changed our domicile from Bermuda to the Netherlands. Before that date, Vistaprint Limited, the publicly traded parent entity of the Vistaprint group of companies, was a limited company incorporated and domiciled in Bermuda. On August 31, 2009, we closed a share exchange transaction, effected by way of a scheme of arrangement under Bermuda law, pursuant to which all common shares of Vistaprint Limited issued and outstanding immediately prior to the closing were exchanged for the same number of ordinary shares of Vistaprint N.V., a Dutch limited liability company incorporated and domiciled in Venlo, the Netherlands. As a result of the closing of the share exchange transaction, Vistaprint Limited became a wholly owned subsidiary of Vistaprint N.V., and Vistaprint N.V. became the publicly traded parent entity of the Vistaprint group of companies.

Throughout this proxy statement, when we refer to Vistaprint during periods on or before August 31, 2009, including our fiscal year ended June 30, 2009, we are referring to Vistaprint Limited, the Bermuda entity, and the Board of Directors of Vistaprint Limited. When we refer to Vistaprint during periods after August 31, 2009, including the current period, we are referring to Vistaprint N.V., the Dutch entity, and the Management Board and Supervisory Board of Vistaprint N.V. As part of the change of domicile, the members of the Board of Directors of Vistaprint Limited became the members of the Supervisory Board of Vistaprint N.V., other than Robert S. Keane. Mr. Keane and our three other executive officers became members of the Management Board of Vistaprint N.V. Throughout this proxy statement, we sometimes refer to members of our Supervisory Board as our directors or supervisory directors.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, our shareholders will consider and act upon the following matters:

1. To reappoint a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2013;

2. To reappoint another member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2013;

3. To appoint a member to our Supervisory Board to serve for a term of three years ending on the date of our annual general meeting of shareholders in 2012;

4. To approve our Performance Incentive Plan for Covered Employees for purposes of Section 162(m) of the United States Internal Revenue Code; and

5. To appoint Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2010.

Our Management Board and Supervisory Board are not aware of any other business to be transacted at the annual meeting.

Who can vote?

To be able to vote on the above matters, you must have been a shareholder of record according to the records of Computershare Trust Company, Inc., our transfer agent, at the close of business on October 19, 2009, which is the record date for the annual meeting. Shareholders of record at the close of business on October 19, 2009 are entitled to vote on each proposal at the annual meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the meeting is 43,093,877.

How many votes do I have?

Each ordinary share of Vistaprint that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting.

Is my vote important?

Your vote is important regardless of how many ordinary shares you own. Please take a moment to read the instructions below and to vote your shares. Choose the way to vote that is easiest and most convenient for you and submit your proxy as soon as possible to ensure that your shares are represented and voted at the annual meeting.

How do I vote?

You may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, then the shares you own will be voted in accordance with the recommendations of our Management Board and Supervisory Board. The Management Board and Supervisory Board recommend that you vote **FOR** Proposals 1 – 5.

If you attend the annual meeting in person, then you may also vote in person.

Can I change my vote after I have mailed my proxy card?

Yes. You can revoke your proxy and change your vote at any time before the polls close at the meeting by doing any one of the following things:

- signing and delivering another proxy with a later date to our Corporate Secretary at Hudsonweg 8, 5928 LW Venlo, the Netherlands;
- giving our Secretary written notice before or at the meeting that you want to revoke your proxy; or
- voting in person at the meeting.

Your attendance at the meeting alone will not revoke your proxy.

Can I vote if my shares are held in "street name"?

If the shares you own are held in "street name" by a bank or brokerage firm, then your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides to you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, in which case your bank or brokerage firm will provide instructions for Internet or telephone voting on your vote instruction form.

If you wish to attend the annual meeting in person and your shares are held in street name, then you must bring an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the meeting on November 17, 2009. To be able to vote your shares held in street name at the meeting, you will need to obtain a proxy card from the holder of record, *i.e.*, your bank or brokerage firm.

What vote is required?

Under our articles of association, holders of at least one-third of our outstanding ordinary shares must be represented at the annual meeting to constitute a quorum, and the following vote is required to approve each of the proposals described in this proxy statement:

- Proposals 1, 2 and 3: In accordance with our articles of association, our Supervisory Board adopted unanimous resolutions to make binding nominations of candidates for supervisory director. Our shareholders may set aside these binding nominations for any of the candidates only by a vote of at least two-thirds of the votes cast at a meeting representing more than half of our share capital.
- Proposals 4 and 5: These proposals require the approval of a majority of votes cast at a meeting at which a quorum is present.

Dutch law and our articles of association provide that ordinary shares abstaining from voting will count as shares present at the annual meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the annual meeting or for the purpose of determining the number of votes cast. "Broker non-votes" are shares that are held in "street name" by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

How will votes be counted?

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the annual meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter, or (2) the shares are broker non-votes.

Who will count the votes?

The votes will be counted, tabulated and certified by Computershare Trust Company, Inc., our transfer agent.

How do the Management Board and Supervisory Board recommend that I vote on the proposals?

The Management Board and Supervisory Board recommend that you vote:

FOR the reappointment of John J. Gavin, Jr. to serve as a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2013;

FOR the reappointment of George M. Overholser to serve as a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2013;

FOR the appointment of Mark T. Thomas to serve as a member of our Supervisory Board to serve for a term of three years ending on the date of our annual general meeting of shareholders in 2012;

FOR the approval of our Performance Incentive Plan for Covered Employees; and

FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2010.

Will any other business be conducted at the meeting or will other matters be voted on?

Our Management Board and Supervisory Board do not know of any other matters that may come before the meeting. If any other matter properly comes before the meeting, then the persons named in the proxy card that accompanies this proxy statement will exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Where can I find the voting results?

We will report the voting results in our Quarterly Report on Form 10-Q for our quarter ending December 31, 2009, which we expect to file in February 2010.

How and when may I submit a shareholder proposal, including a shareholder nomination for supervisory director, for the 2010 annual general meeting?

If you are interested in submitting a proposal for consideration by shareholders at our 2010 annual general meeting, then you must fulfill the requirements set forth in our articles of association, including satisfying all three of the following criteria:

- We must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than 60 days before the 2010 annual general meeting,
- The number of ordinary shares you hold must equal at least the lesser of 1% or more of our issued share capital or the equivalent of at least €50 million in aggregate market value, and
- Your proposal must not be contrary to a significant interest of Vistaprint.

If you wish to have your proposal included in our proxy statement for the 2010 annual general meeting, then in addition to the above requirements, you also need to follow the procedures outlined in Rule 14a-8 of the Securities Exchange Act of 1934, and the deadline for submitting your proposal to us is earlier than the deadline specified above: For your proposal to be eligible for inclusion in our 2010 proxy statement, we must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than June 25, 2010.

Any proposals, nominations or notices should be sent to:

Secretary, Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

With a copy to:
General Counsel
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

What are the costs of soliciting these proxies?

We will bear the costs of solicitation of proxies. We have retained The Altman Group for a fee of $7,500 plus expenses to assist us in soliciting proxies from our shareholders and to verify certain records relating to the solicitation. We and our directors, officers and selected other employees may also solicit proxies by mail, telephone, e-mail or by other means of communication. Directors, officers and employees who help us in solicitation of proxies will not be specially compensated for those services, but they may be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their solicitation. We will request brokers, custodians and fiduciaries to forward proxy soliciting material to the owners of our ordinary shares that they hold in their names and will reimburse these entities for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may be sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at the following address or telephone number: Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations Department, 95 Hayden Avenue, Lexington, MA 02421 USA, telephone no. +1 781-652-6480. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder if you hold your shares in "street name," or you may contact us at the above address or telephone number if you are a holder of record.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our ordinary shares as of September 30, 2009 by:

- each shareholder we know to beneficially own more than 5% of our outstanding ordinary shares;
- each current member of our Supervisory Board;
- each nominee to be appointed to our Supervisory Board who is not currently serving as a supervisory director;
- our named executives officers who are listed in the Summary Compensation Table in this proxy statement; and
- all of our directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)	Percent of Ordinary Shares Beneficially Owned(3)
5% Shareholders		
Janus Capital Management LLC(4) 151 Detroit Street Denver, CO 80206	4,415,993	10.3%
Entities affiliated with Stephen F. Mandel, Jr.(5) Two Greenwich Plaza Greenwich, CT 06830	2,365,511	5.5
Entities affiliated with AXA Financial, Inc.(6) 1290 Avenue of the Americas New York, NY 10104	2,264,511	5.3
William Blair & Company, L.L.C.(7) 222 W Adams Chicago, IL 60606	2,161,693	5.0
Executive Officers, Directors and Nominees		
Robert S. Keane(8)	3,093,472	7.0
Wendy M. Cebula(9)	131,587	*
Michael Giannetto(10)	40,129	*
Janet F. Holian(11)	142,597	*
John J. Gavin, Jr.(12)	22,861	*
Peter Gyenes(13)	5,631	*
George M. Overholser(14)	132,770	*
Louis R. Page(15) Window to Wall Street 19 Miller Hill Road Dover, MA 02030	267,167	*
Richard T. Riley(16)	50,843	*
Mark T. Thomas	0	0
Anne Drapeau(17)	0	0
Harpreet Grewal(18)	6,000	*
All executive officers, directors and nominees as a group (12 persons)(19)	3,893,057	8.7

* Less than 1%

(1) Unless otherwise indicated, the address of each director and executive officer listed is c/o VistaPrint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421.

(2) For each person or entity in the table above, the "Number of Shares Beneficially Owned" column may include ordinary shares attributable to the person or entity because of that holder's voting or investment power or other relationship. The number of ordinary shares beneficially owned by each person or entity included in the table above is determined under rules promulgated by the Securities and Exchange Commission, or SEC. Under these rules, a person or entity is deemed to have "beneficial ownership" of any shares over which that person or entity has or shares voting or investment power, plus any shares that the person or entity may acquire within 60 days of the date established for the purpose of determining ownership, including through the exercise of share options or through the vesting of restricted share units. Unless otherwise indicated, each person or entity referenced in the table has sole voting and investment power over the shares listed or shares such power with his or her spouse. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

(3) The percentage ownership for each shareholder on September 30, 2009 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) 43,057,421, the number of ordinary shares outstanding on September 30, 2009, plus any shares issuable to the shareholder within 60 days after September 30, 2009 (*i.e.*, November 29, 2009), including restricted share units that vest and share options that are exercisable on or before November 29, 2009.

(4) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on September 11, 2009.

(5) This information is based solely upon a Schedule 13G that the shareholder filed with the SEC on July 31, 2009.

(6) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 13, 2009.

(7) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on January 12, 2009.

(8) Includes an aggregate of (i) 1,818,675 shares held by family trusts and other entities established for the benefit of Mr. Keane and/or members of his immediate family, or the Trusts, (ii) 75,381 shares held by a charitable entity established by Mr. Keane and his spouse, and (iii) 1,170,416 shares that the Trusts have the right to acquire under share options and restricted share units that vest on or before November 29, 2009. Trustees other than Mr. Keane or his spouse hold voting and investment power with respect to the ordinary shares owned by the Trusts and the ordinary shares issuable pursuant to share options and restricted share units held by the Trusts; Mr. Keane and his spouse do not hold such power with respect to the Trusts. Mr. Keane and his spouse share voting and investment power with respect to the shares held by the charitable entity. Mr. Keane and his spouse disclaim beneficial ownership of the shares, share options and restricted share units held by the Trusts and the charitable entity except to the extent of their pecuniary interest therein.

(9) Includes 10,000 shares held by trusts established by Ms. Cebula and her spouse and 108,709 shares that Ms. Cebula has the right to acquire under share options and restricted share units that vest on or before November 29, 2009. Ms. Cebula disclaims beneficial ownership of the shares held by the trusts, except to the extent of her pecuniary interest therein.

(10) Includes 33,564 shares that Mr. Giannetto has the right to acquire under share options and restricted share units that vest on or before November 29, 2009.

(11) Includes 125,709 shares that Ms. Holian has the right to acquire under share options and restricted share units that vest on or before November 29, 2009.

(12) Includes 20,347 shares that Mr. Gavin has the right to acquire under share options and restricted share units that vest on or before November 29, 2009.

(13) Includes 4,775 shares that Mr. Gyenes has the right to acquire under share options and restricted share units that vest on or before November 29, 2009.

(14) Includes 48,329 shares that Mr. Overholser has the right to acquire under share options and restricted share units that vest on or before November 29, 2009.

(15) Consists of (i) 254,838 shares held by Window to Wall Street, Inc., of which Mr. Page is President; (ii) 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children; and (iii) 8,329 shares that Mr. Page has the right to acquire under share options and restricted share units that vest on or before November 29, 2009. Mr. Page disclaims beneficial ownership of the shares held by Window to Wall Street, Inc. and for the benefit of his minor children, except to the extent of his pecuniary interest therein.

(16) Includes 48,329 shares that Mr. Riley has the right to acquire under share options and restricted share units that vest on or before November 29, 2009.

(17) Ms. Drapeau tendered her resignation as an executive officer of Vistaprint effective September 30, 2008.

(18) Mr. Grewal tendered his resignation as an executive officer of Vistaprint effective October 2, 2008.

(19) Includes a total of 1,568,507 shares that the executive officers, directors and nominees have the right to acquire under share options and restricted share units that vest on or before November 29, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and the holders of more than 10% of our ordinary shares, referred to as reporting persons, to file reports with the SEC disclosing their ownership of and transactions in our ordinary shares and other equity securities. SEC regulations also require these reporting persons to furnish us with copies of all such reports that they file.

Based solely on our review of reports filed by the reporting persons and written representations from such persons, we believe that all reporting persons complied with all Section 16(a) filing requirements during the fiscal year ended June 30, 2009, other than Daniel Ciporin, John J. Gavin, Jr., George M. Overholser, Louis R. Page and Richard T. Riley. Due to an administrative error by Vistaprint, each of these directors was late in filing a Form 4 reporting a grant of restricted share units. In addition, Janet Holian was late in filing a Form 4 reporting a sale by a trust established by her spouse, due to an administrative error by the spouse's brokerage firm.

PROPOSALS 1, 2 AND 3—APPOINTMENT OF MEMBERS OF THE SUPERVISORY BOARD

The current members of our Supervisory Board serve for rotating four-year terms. Our Supervisory Board currently consists of five members, two of whom have terms that expire at this 2009 annual meeting, two of whom have terms that expire at our 2010 annual general meeting, and one of whom has a term that expires at our 2011 annual general meeting. In addition, our Supervisory Board has nominated a candidate to serve as the sixth member of our Supervisory Board, whose term, if he is appointed, would expire at our 2012 annual general meeting. None of the current or nominated members of our Supervisory Board is an employee of Vistaprint.

Under Dutch law and our articles of association, our Supervisory Board has the right to make binding nominations for open positions on the Supervisory Board. Dutch law also requires us to nominate at least two candidates for each open position and allows us to recommend that shareholders vote for one of the two candidates for each position. The candidate receiving the greater number of votes for each position will be appointed as a member of our Supervisory Board.

In accordance with the recommendation of the Nominating and Corporate Governance Committee of the Supervisory Board and pursuant to the invitation of our Management Board, the Supervisory Board has adopted unanimous resolutions to make the following binding nominations:

1. For the first open position, the Supervisory Board has nominated John J. Gavin, Jr. and George M. Overholser to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2013. The Supervisory Board recommends that shareholders vote for the appointment of Mr. Gavin for this position.
2. For the second open position, the Supervisory Board has nominated George M. Overholser and Mark T. Thomas to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2013. The Supervisory Board recommends that shareholders vote for the appointment of Mr. Overholser for this position.
3. For the third open position, the Supervisory Board has nominated Mark T. Thomas and Peter Gyenes to serve for a term of three years ending on the date of our annual general meeting of shareholders in 2012. The Supervisory Board recommends that shareholders vote for the appointment of Mr. Thomas for this position.

The persons named in the enclosed proxy card will vote to appoint Messrs. Gavin, Overholser and Thomas as members of our Supervisory Board, unless you withhold authority to vote for the reappointment of any or all nominees by marking the proxy card to that effect. Each of the nominees has indicated his willingness to serve if appointed.

Messrs. Gavin and Overholser are currently members of our Supervisory Board and previously served on the Board of Directors of Vistaprint Limited before our change of domicile to the Netherlands. You can find more information about all of the nominees for supervisory director and the other members of our Supervisory Board in the section of this proxy statement entitled "INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS."

The Management Board and Supervisory Board recommends that you vote FOR the appointment of Messrs. Gavin, Overholser and Thomas as members of our Supervisory Board.

PROPOSAL 4—APPROVAL OF OUR PERFORMANCE INCENTIVE PLAN FOR COVERED EMPLOYEES

In the opinion of our Supervisory Board, our future success depends, in large part, on our ability to attract and retain those members of the management team who contribute to our success. In September 2009, our Supervisory Board adopted, subject to shareholder approval, the Vistaprint N.V. Performance Incentive Plan for Covered Employees, or the Performance Incentive Plan. The purpose of the Performance Incentive Plan is to promote the long-term interests of Vistaprint and its shareholders by providing additional incentive for participants to contribute to improving our operating results. The Performance Incentive Plan is also intended to reward outstanding performance on the part of those individuals whose decisions and actions most significantly affect our long-term growth, profitability and efficient operation.

The Performance Incentive Plan seeks to align the interests of participants with the interests of our shareholders by providing for the payment of bonuses based on specific performance criteria that are designed to increase long-term shareholder value. We are asking for your approval of the Performance Incentive Plan, including the performance criteria described in the Performance Incentive Plan, because shareholder approval will allow Vistaprint to take a U.S. income tax deduction under Section 162(m) of the United States Internal Revenue Code, or the Code, for amounts paid under the Performance Incentive Plan to our covered employees. In addition, we expect that granting awards under this Performance Incentive Plan will allow us to reduce the amount of equity compensation that we would otherwise grant to participants in this plan. The Supervisory Board believes that the Performance Incentive Plan is in the best interest of Vistaprint and its shareholders and recommends that shareholders vote for the proposal to approve the Performance Incentive Plan.

The Performance Incentive Plan authorizes our Compensation Committee to grant cash incentive awards to "covered employees" within the meaning of Section 162(m) of the Code, which term includes our Chief Executive Officer and our three other highest compensated executive officers. Although our Chief Financial Officer is not considered a "covered employee" under the Code, the Performance Incentive Plan also authorizes the Compensation Committee to grant cash incentive awards to the Chief Financial Officer and any other key employees that the Compensation Committee may designate from time to time. Previously, we adopted annual incentive plans that established the terms of annual cash bonuses paid to executive officers. The Performance Incentive Plan will replace these annual incentive plans and will allow the Compensation Committee to grant awards that would be based on one or more performance cycles. The Compensation Committee is currently contemplating issuing two types of awards to eligible participants under the Performance Incentive Plan, with one award providing for cash bonuses based on annual performance over a one-year period and a second award providing for cash bonuses to be based on performance over a multiple-year period. Beginning in fiscal 2010, the Compensation Committee plans to make incentive targets and bonus payments to such personnel in accordance with the Performance Incentive Plan.

Tax Issues

Section 162(m) of the Code limits the deductibility of compensation of "covered employees" to $1 million per year. However, the deduction limit does not apply to amounts paid under a "performance-based plan" that complies with specific rules under Section 162(m) of the Code. In general, compensation qualifies as being made from a performance-based plan only if it satisfies each of the following four requirements:

- the compensation is payable on the attainment of one or more pre-established, objective performance criteria;
- the performance criteria are established by a committee comprising solely two or more outside directors;
- the material terms of the compensation and performance criteria are disclosed to and approved by shareholders before payment; and
- the committee that established the performance criteria certifies that the performance criteria have been satisfied before payment.

We are requesting shareholder approval in order to meet the third requirement listed above.

Summary of the Performance Incentive Plan

The following summary of the Performance Incentive Plan is qualified in its entirety by the text of the Performance Incentive Plan, which is available on our website *www.vistaprint.com* or by contacting us at Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA.

The major provisions of the Performance Incentive Plan are as follows:

Administration. Our Compensation Committee administers the Performance Incentive Plan, and all of the members of the Committee are "outside directors" under Section 162(m) of the Code. The Compensation Committee establishes the rules and regulations it deems necessary or advisable to administer the Performance Incentive Plan, selects participants and sets the performance criteria and targets, and makes all decisions with respect to the Performance Incentive Plan. To help our Compensation Committee with its administration of the Performance Incentive Plan and executive compensation in general, the Committee has engaged the services of a compensation consultant that provides information about our peer companies and conducts competitive assessments of our executive compensation packages.

Eligibility. Eligibility for participation in the Performance Incentive Plan is limited to "covered employees" under Section 162(m) of the Code and key employees of Vistaprint or a related company (as that term is used in the Performance Incentive Plan) who are designated to participate in the Performance Incentive Plan from time to time, as determined in the sole discretion of the Compensation Committee. The Compensation Committee expects that the members of our Management Board and our other executive officers will participate in the Performance Incentive Plan. The Compensation Committee will select eligible participants no later than 90 days after the beginning of a performance period that is at least 12 months in duration (or, if shorter, before 25% of the performance period has elapsed).

Limitation of Benefits. Under the Performance Incentive Plan, no participant may receive an award greater than $15,000,000 for any year.

Determination of Performance Criteria and Performance Goals. No later than 90 days after the beginning of a performance period that is at least 12 months in duration (or, if shorter, before 25% of the performance period has elapsed), the Compensation Committee will specify in writing one or more performance criteria that will apply during the performance period and develop performance goals for each participant. The Compensation Committee has the right to use different performance criteria for different participants. When the Compensation Committee sets the performance goals, the Compensation Committee will establish general, objective rules that will be used to determine the extent to which a participant's performance goals have been met, such as the dollar amount or percentage target for each performance criterion and the measurement period(s) and date(s). The Committee may also set specific, objective rules, if any, regarding any exceptions to such general rules to take into account any one or more of the following: (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset, (v) charges for restructuring and rationalization programs, (vi) fluctuations in currency exchange rates, including by establishing performance goals based on fixed exchange rates during a performance period, (vii) disposals of business segments, or (viii) acquisitions or dispositions.

The Compensation Committee may choose one or more of the following performance criteria, including dollar amounts or percentages based on the following criteria:

- increase in shareowner value
- earnings per share

- revenue
- revenue less cost of revenue
- gross profit
- operating expenses
- net income
- return on assets
- return on shareowners' equity
- increase in cash flow
- operating profit
- revenue growth
- return on capital
- return on invested capital
- earnings before interest, taxes, depreciation and amortization
- operating income
- pre-tax operating income

If a participant is assigned a performance goal following the time at which performance goals are normally established for the performance period due to placement in a position, or due to a change in position after the start of the performance period, the performance period for such participant will be the portion of the original performance period remaining. In such case, the Compensation Committee will develop in writing performance goals for such participant before 25% of the performance period which applies to the participant elapses.

Determination and Payment of Awards. After the end of each applicable performance period, the Compensation Committee will review the actual performance against the pre-established performance goals. The Compensation Committee will certify in writing the extent, if any, to which the performance measures have been met.

Awards are payable in cash as soon as practicable following the end of the applicable performance period, but no later than the end of the next succeeding fiscal quarter following the end of the applicable performance period.

Awards are subject to forfeiture until paid for reasons established in the plan or a related award agreement. The Performance Incentive Plan provides that any payments made under the plan will be offset for any monies that the Compensation Committee determines are owed by the participant to Vistaprint N.V. or any related company.

Termination of Employment

Generally, a participant must be employed through the end of applicable performance period in order to receive payment of an award for such performance period. If a participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) during the performance period, the participant's estate or the participant is entitled to a prorated award. Any prorated amount would not be paid until the performance period has ended and the Compensation Committee has certified the award. If a participant's employment is terminated during the performance period for reasons other than death or disability, the participant will not be eligible to receive any payment under the Performance Incentive Plan unless both (i) the performance goals for such performance period have been satisfied and (ii) the agreement between the participant and Vistaprint N.V. or a related company specifically provides for the payment of the award (or a portion thereof) upon satisfaction of the performance goals for the performance period in which the termination occurs.

Change in Control

The Performance Incentive Plan contains provisions for the treatment of awards upon a change in control (as defined in the Performance Incentive Plan). In the event of a change in control of Vistaprint, the performance goals for all performance periods under all awards outstanding under the Performance Incentive Plan will automatically be deemed to have been satisfied as of the closing date of the change of control to the extent specified in the applicable award agreement issued to a participant, and each such award shall be payable as specified in the award agreement. The payment of awards in the event of a change of control shall be made in cash as soon as practicable following the change of control, but no later than as permitted under Section 409A of the Code.

Estimate of Benefits

The amount of incentive compensation to be paid to our Chief Executive Officer and other executive officers is established by our Compensation Committee in its discretion, and the amounts that we ultimately pay will depend on our performance. Although amounts to be paid under the Performance Incentive Plan are not currently determinable, the table below shows potential amounts payable under awards granted to our executive officers under the plan in September 2009, subject to shareholder approval of the plan.

Name and Principal Position	Target Incentive Annual Award Amount(1)	Target Incentive Four Year Award Amount(2)
Robert S. Keane *President and Chief Executive Officer*	$464,441(3)	$937,500
Wendy M. Cebula *President, Vistaprint North America*	250,000	560,000
Michael Giannetto *Executive Vice President and Chief Financial Officer*	215,000	440,000
Janet F. Holian *President, Vistaprint Europe*	250,000	560,000

(1) The amounts reported in this column represent target annual cash incentives for our fiscal year ending June 30, 2010, which are based 50% on our achievement of revenue targets and 50% on our achievement of earnings per share (determined in accordance with generally accepted accounting principles), or EPS, targets for fiscal 2010. These amounts represent potential payments that our named executive officers would be eligible to receive under their fiscal 2010 annual cash incentive awards if we achieve 100% of both our revenue target and our EPS target for fiscal 2010.

(2) The amounts reported in this column represent target four-year performance incentives. Each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2010, 2011, 2012 and 2013 based on our achievement of EPS targets for each fiscal year. These amounts represent potential aggregate payments that our named executive officers would be eligible to receive over four years under their long-term performance awards if we achieve the medium range of our EPS targets in each of the four fiscal year covered by the awards.

(3) This estimated amount would be payable to Mr. Keane in Euros. For purposes of this table, we converted Mr. Keane's estimated incentive payments from Euros to US dollars based on the currency exchange rate in effect on June 30, 2009. The US dollar amounts actually paid, when converted from Euros, will depend upon the currency exchange rate in effect at the time of payout.

The annual incentive awards payable for the fiscal year ended June 30, 2009 under the annual incentive plan in effect for such fiscal year is set forth in the Summary Compensation Table below.

Since none of the members of our Supervisory Board is employed by Vistaprint in any other capacity, none of the members of our Supervisory Board is eligible to participate or receive any awards under the Performance Incentive Plan.

Amendment and Termination of the Performance Incentive Plan

The Supervisory Board or the Compensation Committee may from time to time amend, suspend, terminate or reinstate any or all provisions of the Performance Incentive Plan. However, the approval of the Supervisory Board, Compensation Committee and/or shareholders is required for any amendment if such approval is necessary to comply with the applicable provisions of Section 162(m) of the Code and other applicable laws or stock exchange rules or regulations. The Performance Incentive Plan will continue in effect until the Supervisory Board terminates it, except that the Performance Incentive Plan will terminate automatically if it is not reapproved by the shareholders at the first shareholders meeting in the fifth year after the date of the adoption of the Performance Incentive Plan.

United States Federal Income Tax Consequences

Under present United States federal income tax laws, participants will realize ordinary income in the year of receipt. We will receive a deduction for the amount constituting ordinary income to the participant, so long as the Performance Incentive Plan and the award satisfy the requirements of Section 162(m) of the Code. It is our intention that the Performance Incentive Plan be constructed and administered in a manner which maximizes the deductibility of compensation for Vistaprint under Section 162(m) of the Code. Tax consequences in countries other than the United States will vary based on the laws of the foreign jurisdiction, but generally are similar to the United States.

Our Management Board and Supervisory Board recommend that you vote FOR the approval of our Performance Incentive Plan for Covered Employees.

PROPOSAL 5—APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2010. If this proposal is not approved by our shareholders at the annual meeting, our Audit Committee will reconsider its selection of Ernst & Young LLP. We do not expect that Ernst & Young LLP will attend the annual meeting or be available to answer questions.

Our Management Board and Supervisory Board recommend that you vote FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2010.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table presents the aggregate fees and expenses billed for services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the fiscal years ended June 30, 2009 and June 30, 2008. The amounts reported for each fiscal year represent the fees and expenses for services rendered during the applicable fiscal year, regardless of when the fees and expenses were billed.

	Fiscal 2009	Fiscal 2008
Audit Fees and Expenses(1)	$ 728,480	$603,750
Audit-Related Fees and Expenses(2)	16,500	16,500
Tax Fees and Expenses(3)	317,150	179,881
All Other Fees and Expenses	—	—
Total Fees and Expenses	$1,062,130	$800,131

(1) Audit fees and expenses consisted of fees and expenses billed for the audit of our financial statements for the years ended June 30, 2009 and 2008, statutory audits of certain of our subsidiaries, and quarterly reviews of our financial statements. The audit fees for fiscal 2009 and 2008 also include fees for professional services rendered for the audits of (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting both as promulgated by Section 404 of the Sarbanes-Oxley Act. For fiscal 2009, the audit fees and expenses also included work relating to our redomestication to the Netherlands.

(2) Audit-related fees and expenses consisted of fees and expenses for services that are reasonably related to the performance of the audit and the review of our financial statements and that are not reported under "Audit Fees." These services relate to the audit of our 401(k) plan and fees for access to certain online applications.

(3) Tax fees and expenses consisted of fees and expenses for tax compliance (including tax return preparation), tax advice, tax planning and consultation services, and tax return preparation for expatriate employees. Tax compliance services accounted for $198,186 and $124,077 of the total tax fees billed in fiscal 2009 and 2008, respectively.

Audit Committee's Pre-approval Policy and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our registered public accounting firm. We may not engage the independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. From time to time, the Audit Committee may pre-approve services that are expected to be provided to Vistaprint by the independent registered public accounting firm during the following 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also subject to a maximum dollar amount. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm report to the Audit Committee regarding services actually provided to Vistaprint.

During fiscal 2009, no services were provided to Vistaprint by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

OTHER MATTERS

Our Management Board and Supervisory Board do not know of any other matters that may come before the annual meeting. However, if any other matters are properly presented to the annual meeting, it is the intention of the persons named as proxies to vote, or otherwise act, in accordance with their judgment on such matters.

INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS

Our Supervisory Board:

Our Supervisory Board currently consists of five independent, non-employee directors.

Nominees for Members of our Supervisory Board whose terms will expire at this 2009 Annual General Meeting:

JOHN J. GAVIN, Jr., ***Director since August 2006***

Mr. Gavin, age 54, served as Chief Financial Officer of BladeLogic, Inc., a provider of data center automation software from January 2007 through June 2008, which was acquired by BMC Software. From April 2004 through December 2006, Mr. Gavin was Chief Financial Officer of Navisite, Inc., a provider of information technology hosting, outsourcing and professional services. From 2001 to 2005, Mr. Gavin was a member of the Board of Directors or Ascential Software, which was acquired by IBM in April 2005. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, a consulting firm, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of computing equipment, including serving as Vice President and Chief Financial Officer, which was acquired by EMC Corporation. Mr. Gavin also spent ten years at Price Waterhouse LLP, an accounting firm, in various accounting and audit positions including as Senior Manager in charge of multi-national audits. Since February 2009, Mr. Gavin has also served as a member of the board of directors of Consona Corporation, a privately held provider of customer relationship management and enterprise resource planning software and services. Mr. Gavin is a certified public accountant.

GEORGE M. OVERHOLSER, ***Director since July 2004***

Mr. Overholser, age 49, has served as Founder and Managing Director of NFF Capital Partners, an investment banking firm for nonprofit organizations, since August 2004. Mr. Overholser was the founder of North Hill Ventures, a venture capital firm and served as its Senior Vice President from 1999 through June 2008. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One, Inc., a company specializing in consumer lending.

Members of our Supervisory Board whose terms expire at our 2010 annual general meeting:

LOUIS R. PAGE, ***Director since September 2000***

Mr. Page, age 43, has served as President and General Partner of Window to Wall Street Inc., a venture capital firm, since October 1995. Mr. Page is a chartered financial analyst.

RICHARD T. RILEY, ***Director since February 2005 and Chairman of the Supervisory Board since August 2009***

Mr. Riley, age 53, has served as Chairman of the Board of Directors and Chief Executive Officer of LoJack Corporation, a publicly traded corporation and provider of stolen vehicle recovery technology, since November 2006 and as President, Chief Operating Officer and as a member of the board of directors of Lojack Corporation from February 2005 through November 2006. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., a provider of products and services to small businesses, most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley is a certified public accountant.

Member of our Supervisory Board whose term expires at our 2011 annual general meeting:

PETER GYENES, ***Director since February 2009***

Mr. Gyenes, age 64, has served as the non-executive Chairman of Sophos plc, a global security software company, since May 2006. Mr. Gyenes served as Chairman and Chief Executive Officer of Ascential Software and its predecessor companies VMark Software, Ardent Software and Informix from 1996 until it was acquired by IBM in April 2005. Mr. Gyenes also serves on the boards of Netezza Corporation, a provider of data warehouse appliances; Lawson Software, Inc., a provider of software and service solutions in the manufacturing, distribution, maintenance and service sector industries; and Pegasystems Inc., a provider of business process management software and services. He is a trustee of the Massachusetts Technology Leadership Council.

Nominee for Member of our Supervisory Board whose term will expire at our 2012 annual general meeting:

MARK T. THOMAS, ***Nominee for Director***

Mr. Thomas, age 55, has served as a Founder and Managing Partner of Monitor Clipper Partners, a middle market private equity firm, since December 1997 and also serves as member of Monitor Clipper Partners' Investment Committee and a director of several of its portfolio companies. In addition, Mr. Thomas is a co-founder of Monitor Company Group LP, a global marketing and strategy consulting firm, and has served in various positions since 1983, most recently as a member of Monitor Company Group's Management Committee and chair of its Audit Committee.

Our Management Board:

Our Management Board currently consists of our four executive officers.

ROBERT S. KEANE, ***President, Chief Executive Officer and Chairman of the Management Board***

Mr. Keane, age 46, is the founder of Vistaprint and has served as our President and Chief Executive Officer since he founded Vistaprint in January 1995. Mr. Keane served as the Chairman of our Board of Directors from January 1995 to August 2009 and was appointed Chairman of the Management Board in September 2009. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager. Mr. Keane earned an A.B. in economics from Harvard College in 1985 and his M.B.A. from INSEAD in Fontainebleau, France in 1994.

WENDY M. CEBULA, ***President, Vistaprint North America***

Ms. Cebula, age 38, has served as President of Vistaprint's North American business unit since May 2008. From January 2007 through May 2008, Ms. Cebula served as Executive Vice President and Chief Operating Officer. From October 2002 to January 2007, Ms. Cebula served as our Chief Information Officer. Before joining Vistaprint in October 2000, Ms. Cebula served as director of database marketing and analysis at MotherNature.com, an online provider of personal health care products. She also spent three years working in marketing analytics and management at Partner's First, a direct to consumer financial services company. Ms. Cebula earned a B.S. degree in Finance at Rochester Institute of Technology.

MICHAEL GIANNETTO, ***Executive Vice President and Chief Financial Officer***

Mr. Giannetto, age 46, has served as Chief Financial Officer since September 2008. From May 2003 through August 2008, Mr. Giannetto served as our Senior Vice President of Finance. Before joining Vistaprint, from May 2001 to May 2003 Mr. Giannetto was the corporate controller at ePresence, a publicly traded technology consulting company. Prior to that, Mr. Giannetto served as the controller for Latin America and

Canada operations at EMC Corporation, an information infrastructure technology company. Before joining EMC, Mr. Giannetto spent 14 years in the finance operations of Data General, a mini-computing and storage company which was acquired by EMC Corporation in 1999. While at Data General, he held several financial management positions including director of corporate planning and accounting. Mr. Giannetto holds a B.S. in Accountancy from Bentley College and an M.B.A. from Babson College.

JANET F. HOLIAN, ***President, Vistaprint Europe***

Ms. Holian, age 49, has served as President of Vistaprint's European business unit since May 2008. From July 2000 through May 2008, Ms. Holian served as Executive Vice President and Chief Marketing Officer of Vistaprint USA, Incorporated. From January 1999 to June 2000, Ms. Holian served as Vice President, Corporate Marketing at Andover.Net, a Linux and Open Source technology portal. Before joining Andover.Net, Ms. Holian held the positions of Vice President of Marketing at PersonalAudio, Inc. and Director of Worldwide Marketing at MicroTouch Systems Inc. Ms. Holian earned her B.A. in economics and business from Westfield State College in 1981 and completed the Tuck Executive Program at the Amos Tuck School of Business at Dartmouth College in 1995.

There are no family relationships among any of the directors and executive officers of Vistaprint. No arrangements or understandings exist between any director or any person nominated for appointment as a director and any other person pursuant to which such person is to be selected as a director or nominee for appointment as a supervisory director.

CORPORATE GOVERNANCE

Board Structure

We have a two-tiered board structure consisting of a Supervisory Board and a Management Board. The Supervisory Board consists of our independent, non-employee directors, and the Management Board consists of managing directors who are also executive officers. The principal responsibility of the members of the Supervisory Board is to oversee the Management Board and the management of Vistaprint and, in so doing, serve the best interests of Vistaprint and its stakeholders. The principal responsibility of the members of the Management Board is to manage Vistaprint, which means, among other things, that it is responsible for implementing Vistaprint's aims and strategy, managing Vistaprint's associated risk profile, operating Vistaprint's business on a day-to-day basis and addressing corporate social responsibility issues that are relevant to the enterprise. The Management Board is accountable to the Supervisory Board and to our shareholders.

Governance Guidelines

We believe that good corporate governance is important to ensure that Vistaprint is managed for the long-term benefit of our stakeholders, including our shareholders. The Management Board and Supervisory Board have adopted Rules to assist each Board in the exercise of its duties and responsibilities and to serve the best interests of Vistaprint and our shareholders. The Rules for each Board provide a framework for the conduct of each Board's business.

Among other things, the Rules for the Supervisory Board provide that:

- a majority of the members of the Supervisory Board shall be independent directors, except as permitted by NASDAQ rules;
- the independent directors shall meet at least twice a year in executive session;
- directors have full and free access to management and employees and, as necessary and appropriate, to hire and consult with independent advisors;
- all directors are expected to participate in a mandatory orientation program and continuing director education on an ongoing basis; and
- at least annually the Nominating and Corporate Governance Committee shall oversee a self-evaluation of the Supervisory Board to determine whether the Supervisory Board and its committees are functioning effectively.

Among other things, the Rules for the Management Board provide that:

- the Management Board is responsible for determining that effective systems are in place for the periodic and timely reporting to the Supervisory Board on important matters concerning Vistaprint and its subsidiaries;
- the Management Board shall hold at least four meetings annually;
- members of the Management Board have full and free access to officers and employees and, as necessary and appropriate, to hire and consult with independent advisors; and
- at least annually the Supervisory Board shall conduct an evaluation of the Management Board to determine whether the Management Board is functioning effectively.

You can access the current charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our Rules for the Supervisory Board, our Rules for the Management Board and our Code of Business Conduct and Ethics at www.vistaprint.com or by writing to:

Investor Relations Department
c/o Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
Email: ir@vistaprint.com

In addition, the Dutch Corporate Governance Code, or Dutch Code, applies to Vistaprint. The Dutch Code emphasizes the principles of integrity, transparency and accountability as the primary means of achieving good corporate governance. The Dutch Code includes certain principles of good corporate governance, supported by "best practice" provisions, and our Management Board and Supervisory Board agree with the fundamental principles of the Dutch Code. However, some of the best practice provisions of the Dutch Code conflict, in whole or in part, with the corporate governance rules of the NASDAQ Stock Market and U.S. securities laws that apply to us as a company whose ordinary shares are traded on NASDAQ. As a result, we are not able to apply some of the Dutch best practice provisions. In accordance with the Dutch Code's compliance principle of "apply or explain," which permits Dutch companies to be fully compliant with the Dutch Code either by applying the Dutch best practices or by explaining why the company has chosen not to apply certain of the best practices, we will disclose in our Dutch annual report for the fiscal year 2010 to what extent we do not apply provisions of the Dutch Code, together with the reasons for those deviations.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, a current copy of which is posted on our website, www.vistaprint.com. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

Determination of Independence

Under NASDAQ rules, supervisory directors only qualify as "independent directors" if, in the opinion of our Supervisory Board, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Supervisory Board has determined that none of its members has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that all of its members are "independent directors" as defined under NASDAQ's Marketplace Rules.

Supervisory Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate candidates for members of our Supervisory Board includes requests to directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Supervisory Board.

In considering whether to recommend any particular candidate for inclusion in the Supervisory Board's slate of nominees, the Nominating and Corporate Governance Committee applies, among other things, the criteria for nominating directors set forth as an attachment to the Rules for the Supervisory Board. These criteria include among others the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, absence of any conflicts of interest and the ability to act in the interests of all of Vistaprint's stakeholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our supervisory directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Supervisory Board to fulfill its responsibilities.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential candidates for the Supervisory Board by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our ordinary shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance

Committee, c/o Corporate Secretary, Vistaprint N.V., Hudsonweg 8, 5928 LW Venlo, the Netherlands, with a copy to General Counsel, Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421 USA. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

If the Supervisory Board does not submit a binding nomination for a director position, then the shareholders represented at the general meeting may select a nominee. The shareholders may appoint such a nominee as a member of the Supervisory Board by the vote of at least two-thirds of the votes cast at the meeting representing more than half of our share capital.

Shareholders also have the right under our articles of association to nominate candidates for our Supervisory Board directly, without any action or recommendation by our Nominating and Corporate Governance Committee or Supervisory Board, by following the procedures described under "INFORMATION ABOUT THE ANNUAL MEETING AND VOTING—How and when may I submit a shareholder proposal, including a shareholder nomination for supervisory director, for the 2010 annual general meeting?"

Supervisory Board Meetings and Committees

The Board of Directors of Vistaprint Limited met five times in person in fiscal 2009. During fiscal 2009, each of our directors who served as a director during fiscal 2009 attended more than 80% of the total number of meetings of the Board and the committees of which such director was a member during the period of time he served on such committee. In addition, it is our policy that one or more of our supervisory directors should attend annual general meetings of shareholders to the extent practicable. Five of our directors attended our 2008 annual general meeting of shareholders.

The Supervisory Board currently has, and the Vistaprint Limited Board of Directors had at all times since our initial public offering in 2005, standing Audit, Compensation and Nominating and Corporate Governance Committees. Each committee has a charter that has been approved by the Supervisory Board. The Audit Committee must review the appropriateness of its charter at least annually, and the Compensation and Nominating and Corporate Governance Committees review their respective charters from time to time as they deem appropriate. Each committee must perform a self-evaluation at least annually. All members of all committees are non-employee directors, and the Supervisory Board has determined that all of the members of our three standing committees are independent as defined under NASDAQ's Marketplace Rules and, in the case of all members of the Audit Committee, the independence requirements contemplated by SEC rules.

Richard T. Riley, an independent director, is Chairman of our Supervisory Board.

Audit Committee

The current members of our Audit Committee are Messrs. Gavin (Chair), Page and Riley. Our Supervisory Board has determined that Mr. Gavin qualifies as an "audit committee financial expert" under SEC rules. The Audit Committee's responsibilities include:

- retaining our independent registered public accounting firm, subject to shareholder ratification and approval;
- approving the compensation of, and assessing (or recommending that the Supervisory Board assess) the independence of, our registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including the receipt and consideration of certain reports from the firm;
- coordinating the Supervisory Board's oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

- establishing procedures for the receipt, retention and treatment of accounting related complaints and concerns;
- reviewing and approving all related party transactions;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the Audit Committee report included in this proxy statement.

The Audit Committee met nine times during fiscal 2009.

Compensation Committee

The current members of the Compensation Committee are Messrs. Overholser (Chair), Gyenes and Page. The Compensation Committee's responsibilities include:

- reviewing and approving, or making recommendations to the Supervisory Board with respect to, the compensation of our Chief Executive Officer and our other executive officers;
- overseeing and coordinating the evaluation of our Chief Executive Officer;
- overseeing and administering our cash and equity incentive plans;
- reviewing and making recommendations to the Supervisory Board with respect to director compensation;
- reviewing and discussing with management the "Compensation Discussion and Analysis" section of the proxy statement and considering whether to recommend to the Supervisory Board that the "Compensation Discussion and Analysis" be included in the proxy statement; and
- preparing the Compensation Committee report included in this proxy statement.

The Compensation Committee met six times during fiscal 2009.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Messrs. Riley (Chair), Gavin and Gyenes. The responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become Supervisory Board members;
- recommending to the Supervisory Board the persons to be nominated for appointment as members of the Supervisory Board and the Management Board and to each of the Supervisory Board's committees;
- overseeing an annual review by the Supervisory Board with respect to succession planning for the Chief Executive Officer and other executive officers;
- overseeing an annual evaluation of the Supervisory Board, the Management Board and all committees of the Supervisory Board to determine whether each is functioning effectively; and
- reviewing and assessing the adequacy of the Rules of the Supervisory Board and of the Management Board.

The Nominating and Corporate Governance Committee met four times during fiscal 2009.

Communicating with the Supervisory Board

Our Supervisory Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The chair of the Nominating and Corporate Governance

Committee, with the assistance of Vistaprint's General Counsel, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other directors as its members consider appropriate.

The chair of the Nominating and Corporate Governance Committee will forward communications to all directors if the communications relate to substantive matters and include suggestions or comments that the he considers to be important for the directors to know. In general, the chair is more likely to forward communications relating to corporate governance and corporate strategy than communications relating to ordinary business affairs, personal grievances and matters as to which Vistaprint may receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to our Supervisory Board should address such communications to:

Supervisory Board
c/o Secretary
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

Report of the Audit Committee

The Audit Committee has reviewed Vistaprint's audited consolidated financial statements for the fiscal year ended June 30, 2009 and has discussed these financial statements with Vistaprint's management and Ernst & Young LLP, our independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, Ernst & Young LLP various communications that Ernst & Young is required to provide to the Audit Committee, including the matters required to be discussed by Public Company Accounting Oversight Board, or PCAOB, AU Section 380 (Communication with Audit Committees) as modified or supplemented.

Ernst & Young LLP also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Communicating with Audit Committees Concerning Independence), as modified or supplemented. The Audit Committee has discussed with the independent registered public accounting firm its independence from Vistaprint. The Audit Committee also considered whether the provision of other, non-audit related services referred to under the heading "Independent Registered Public Accounting Firm Fees and Other Matters" under Proposal 5 is compatible with maintaining the independence of our registered public accounting firm.

Based on its discussions with, and its review of the representations and information provided by, management and Ernst & Young LLP, the Audit Committee recommended to the Supervisory Board that the audited consolidated financial statements be included in Vistaprint's Annual Report on Form 10-K for the fiscal year ended June 30, 2009. The Audit Committee and Supervisory Board also have selected, subject to appointment by the shareholders, Ernst & Young LLP as Vistaprint's independent registered public accounting firm for the fiscal year ending June 30, 2010.

This Audit Committee Report is not incorporated by reference to any of our previous or future filings with the SEC, unless any such filing explicitly incorporates this Report.

Audit Committee of the Supervisory Board
John J. Gavin, Jr., Chairman
Louis R. Page
Richard T. Riley

Certain Relationships and Related Transactions

Policies and Procedures for Related Party Transactions

We have a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are a participant, the amount involved exceeds $25,000, and a related person has a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. A related person is any person who is or was a member of our Management Board or Supervisory Board at any time since the beginning of our most recently completed fiscal year, the beneficial holder of more than 5% of any class of our voting securities, or an immediate family member of anyone described in this sentence.

All related person transactions that we propose to enter into must be reported to our General Counsel, and whenever practicable, our Audit Committee will review and approve the proposed transaction in accordance with our policy, before the transaction becomes effective or is consummated. If our General Counsel determines that advance approval of a related person transaction is not practicable under the circumstances, then our Audit Committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the Audit Committee, or at the next meeting after the date that the related person transaction comes to the attention of our General Counsel. Our General Counsel may also present a related person transaction that arises between Audit Committee meetings to the Audit Committee chair, who will review and may approve the related person transaction, subject to ratification by the full Audit Committee at its next meeting.

In addition, the Audit Committee will review annually any previously approved or otherwise already existing related person transaction that is ongoing in nature to ensure that such related person transaction has been conducted in accordance with the Audit Committee's previous approval, if any, and that all required disclosures regarding the related person transaction are made.

When considering a proposed related person transaction, the Audit Committee will review and consider, to the extent appropriate for the circumstances:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the transaction with the related person is entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee will review all relevant information available to it about the related person transaction. The Audit Committee may approve or ratify the related person transaction only if the Committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The Committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Context

Our success is dependent on our ability to attract and retain top talent, and to motivate that talent to achieve outstanding short and long term performance. We seek to build a strong leadership team that shares a compelling, common vision for our future, that is capable of leading the organization to achieve aggressive financial and operational targets, and that will identify and execute opportunities to profitably expand our business.

Our Compensation Committee carries out its responsibilities as defined by the Compensation Committee charter adopted by our Supervisory Board. The Compensation Committee charter is available on our website at www.vistaprint.com under the heading "Investor Relations." Pursuant to authority established in the Compensation Committee charter, our Compensation Committee oversees the compensation and perquisites programs of our executive officers, including the members of our Management Board identified in the Summary Compensation Table set forth below, to whom we refer as our named executive officers. The Compensation Committee currently consists of Peter Gyenes, George M. Overholser and Louis R. Page, all of whom constitute "independent directors" as defined under NASDAQ rules. The Compensation Committee advises the Supervisory Board with respect to Vistaprint's compensation philosophy and programs and exercises oversight with respect to the payment of annual salaries, annual cash incentives, long-term equity and cash incentives and benefits to our executive officers.

Compensation Philosophy, Guiding Principles and Background

Our compensation philosophy is based on the following guiding principles:

- Enable us to attract and retain superior talent.
- Provide desirable incentives to motivate people toward their highest performance.
- Reward extraordinary performance with compensation that is correspondingly above peer averages. Conversely, provide mechanisms that result in compensation below peer averages in the absence of extraordinary performance.
- Promote fair and equitable treatment relative to rewards, considering both internal and external comparisons.
- Link the amount of at-risk compensation and an individual's ability to influence performance outcomes.
- Align executive and shareholder interests by structuring compensation programs to reward shareholder value creation.
- Evaluate and refine all compensation programs in light of our strategic direction and life-cycle stage, the practices of peers and the overall affordability of compensation packages.

Compensation Committee Approach

Each year, the Compensation Committee conducts a review of our executive compensation program, which includes a review and detailed competitive analysis performed by an independent compensation consultant. The Compensation Committee selected the firm DolmatConnell & Partners as the compensation consultant in fiscal year 2009 and manages the relationship with the firm. DolmatConnell was charged with, among other things, conducting the competitive assessment of our executive compensation package. As part of their review and overall relationship, DolmatConnell interacts with the Compensation Committee and Vistaprint employees as necessary.

In its review, DolmatConnell analyzed base salary, target total cash compensation, actual total cash compensation, long-term incentive compensation, target total direct compensation and actual total direct compensation of the named executive officers as compared to two peer groups of companies. DolmatConnell developed, with Compensation Committee oversight, a "primary" comparison peer group consisting of publicly traded firms based upon annual revenue, industry, rate of growth, and market capitalization comparable to those of Vistaprint at the time of review. DolmatConnell also developed a second "aspirational" comparison peer group, consisting of companies whose annual revenues, growth rates and market capitalizations would be comparable to Vistaprint in the future if Vistaprint achieved its current business objectives. The Compensation Committee reviewed the analysis of the aspirational peer group in order to forecast future compensation trends that may be applicable to us if we experience growth rates that are in line with our expectations. The Compensation Committee considered the findings and recommendations of DolmatConnell as it determined named executive officer compensation for fiscal 2009 and based its determination of compensation packages upon the review of the primary peer group of similar sized firms. The primary peer group consists of: Akamai Technologies, Ariba, Blue Nile, Digital River, Ennis, Equinix, Fair Isaac, Global Payments, GSI Commerce, Monster Worldwide, Netflix, Open Text, priceline.com, RealNetworks, SAVVIS, Schawk, United Online and ValueClick.

The Compensation Committee believes that our executive compensation program provides an overall level of compensation that is competitive with the level of compensation of companies of similar size, complexity, revenue and growth potential, and that the executive compensation program also reflects the desired caliber, level of experience and performance of our executive team.

Compensation Components for Executives

The principal elements of our executive compensation program for named executive officers consist of base salary, annual cash incentive and a Long-Term Incentive Program, or LTIP. The base salary and annual cash incentive components of the executive compensation program emphasize current company performance and the realization of defined financial objectives that are independent of short-term fluctuations in share price, while the LTIP focuses on longer term objectives. In fiscal 2009, the elements of compensation comprising the LTIP consisted of stock options and restricted share units. Beginning in fiscal 2010, we are adding to the LTIP long-term incentive cash awards under our Performance Incentive Plan for Covered Employees. Named executive officers also participate in the standard health and welfare benefits applicable to our employees in their geographic home locations.

The Compensation Committee has established a "pay-for-performance" model for our named executive officers, with the total compensation package for fiscal 2009 weighted toward equity compensation. For fiscal 2009, target cash compensation (base salary plus target cash incentive) for our named executive officers approximates the 25th to 50th percentiles of the primary peer group. Total direct compensation levels (base salary plus target cash incentive plus annual equity incentives) approximate the 50th to 75th percentiles of the peer group. As outlined by our compensation philosophy, the named executive officers have a significant portion of their compensation at risk through our annual cash incentive plan and the LTIP, which are based on financial goals that the Compensation Committee believes are highly challenging but achievable.

Cash Compensation

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities of all employees, including our executives. The Compensation Committee established base salary compensation levels for named executive officers based on external market data and our overall compensation philosophy. To establish base salaries for fiscal 2009, the Committee reviewed DolmatConnell's recommendations with respect to the salary compensation of officers with comparable qualifications, experience and responsibilities at companies in the primary peer group. In addition to external market data, the Committee also considered the executive's role in the organization, experience within the role, individual performance and internal equity in determining individual base salary levels. The Committee does not assign specific weights to particular factors but considers them together in determining base salaries.

Annual Cash Incentive Plan

The Annual Cash Incentive Plan is designed to reward executives for the achievement of annual financial goals, specifically, growth in revenue and earnings per share. The Board of Directors sets revenue and earnings per share targets annually as part of our comprehensive strategic planning and budgeting process. The Compensation Committee believes the target goals are highly challenging yet achievable. Target bonus levels are set by the Compensation Committee based on analysis of primary peer group data and based on our pay-for-performance philosophy. Bonuses for fiscal 2009 were based 50% on the achievement of revenue targets and 50% based on the achievement of earnings per share targets. For purposes of the bonus calculations, "revenue" was defined as consolidated net revenue for Vistaprint and its subsidiaries, and "earnings per share" was defined as earnings per share, on a fully diluted basis, calculated in accordance with US generally accepted accounting principles, for the results of operations of Vistaprint on a consolidated basis.

The fiscal 2009 plan allowed for a maximum payout of 250% of the target bonus if both revenue and earnings per share targets were exceeded by significant margins. If either revenue or earnings per share performance were to fall short of threshold level of performance, the actual bonus payout would be zero even if the threshold level were surpassed for the other target. The following table sets forth the target bonus levels for named executive officers that the Compensation Committee established for fiscal 2009:

Name	Target Bonus as a Percentage of Base Salary (%)	Target Bonus ($)
Robert S. Keane	100%	$415,000
Michael Giannetto	60.71%	$170,000
Wendy M. Cebula	60%	$225,000
Janet F. Holian	60%	$225,000
Anne Drapeau	60%	$150,000
Harpreet Grewal	60%	$150,000

The target revenue and earnings per share goals for each named executive officer for fiscal 2009 were $560 million and $1.15-1.20 (calculated using $1.175 as a target), respectively. The following table sets forth the payment percentages based on the percentage of the target amounts achieved:

Revenue		Earnings Per Share	
% of Target	Bonus Multiplier	% of Target	Bonus Multiplier
≤89.99%	0%	≤89.99%	0%
90%	50%	90%	25%
100%	100%	100%	100%
105%	200%	≥110%	200%
≥110%	300%		

Our achievement against these goals resulted in a fiscal year 2009 annual incentive cash payout of 111% of target levels to Mr. Keane, Ms. Cebula and Ms. Holian, who received their payout for the full year in one lump sum; 111% of target levels to Mr. Giannetto, who received his payout in quarterly installments; and 90% for Ms. Drapeau and Mr. Grewal, who left Vistaprint in 2008. The amount of annual incentive paid to each named executive officer appears in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table below.

Long-Term Incentive Program

Overview and Background

The Long-Term Incentive Program, or LTIP, is the primary vehicle for focusing our executives on long-term performance and aligning their interests with those of our shareholders. We may grant executives and employees long-term incentive compensation, in the form of cash-based and equity-based compensation, both at the time of hire and annually as part of a retention grant program.

Share Options and Restricted Share Units for Executives

In general, equity compensation grants made to the named executive officers are in the form of share options and restricted share units. The value of the equity grants made to named executive officers is determined by evaluating the peer group analysis and identifying the grant value required to ensure that total target direct cash and equity compensation is in the 70-80th percentile range under scenarios of exceptional performance relative to the historical performance of the comparison peer group. Share options are granted at 100% of fair market value on the date of grant. Both share options and restricted share units vest ratably over a four year period.

The Compensation Committee believes that granting equity awards is an effective way to motivate our executives to manage the company in a manner that is consistent with our long term interests and those of our shareholders, with equity awards generating returns for our executives and employees as our share price increases. Because our share options and restricted share units vest over four years, these incentive vehicles also provide us with an important retention tool, as the equity grants vest only if the officer continues to be employed by us on each vest date. To reflect the more balanced risk profile of our restricted share units, the Committee granted fewer total shares under share options and restricted share units than the Committee would have if it had granted only share options.

Equity compensation is a significant portion of each named executive officer's total direct compensation package. The Compensation Committee grants share options and restricted share units to our named executive officers based on its assessment of the officers' past performance, the importance of retaining their services, the potential for their performance to help us attain long-term goals, and competitive peer group data. The Compensation Committee worked with DolmatConnell to analyze the market practices of the primary peer group to determine competitive equity awards.

Restricted Share Units for Employees

The framework for providing restricted share units to employees follows a similar methodology to equity grants to executives and is based upon market practices for our industry, size and geographic locations. Time-vested restricted share units are intended to align the employees' interests with those of our shareholders and serve as a retention tool. The restricted unit awards vest ratably over a four year period.

Timing of Grants

We grant equity awards to our named executive officers annually in conjunction with our review of their individual performance and the independent consultant's compensation study. The intent is to conduct this review at the regularly scheduled meeting of the Compensation Committee, held in conjunction with the quarterly Supervisory Board meeting in the fourth quarter of each fiscal year. Accordingly, fiscal 2009 grants were made at the May 2009 Compensation Committee meeting. Restricted share unit grants to employees who are not named executive officers typically are made during our performance review cycle which concludes in June each year.

Long-Term Incentive Cash Compensation

Subject to shareholder approval, we are adding a new long-term incentive cash component to the compensation of our named executive officers in the form of the Performance Incentive Plan for Covered Employees that we are asking our shareholders to approve at the annual meeting. An identical plan is already in place for many of our employees who are not named executive officers. The Compensation Committee believes that including all of our named executive officers under this new incentive vehicle will continue to build on our pay-for-performance culture and philosophy and balance the focus on stock price appreciation created through equity awards with cash awards that will be based on the achievement of financial metrics that are drivers of long-term shareholder value creation. Each long-term award under the plan will have a performance cycle of multiple years. At the beginning of each performance cycle, we will develop performance targets for each of the years within that specific cycle. We will measure performance on an annual basis and make payments over the full performance cycle. Actual payout levels will be based on actual achieved performance and can range from 0% - 250% of target award depending on the year.

In September 2009, we granted two awards to each of our named executive officers under the Performance Incentive Plan for Covered Employees: Each named executive officer received an annual award relating to our revenue and earnings per share performance during fiscal 2010 and a long-term award relating to our earnings per share performance over four years. You can find more information about these awards in the "Estimate of Benefits" section under Proposal 4 above.

Benefit Programs

The Compensation Committee has specifically chosen to provide named executive officers with the same health and welfare benefits provided to other employees based in the same geographic location. The Compensation Committee believes that all employees based in the same geographic location should have access to similar levels of health and welfare benefits. As such, named executive officers have the opportunity to participate in our medical, dental, vision, and disability plans. Additionally, they are also offered the same flexible spending accounts, group life and accidental death and disability insurance as those offered to all other employees based in the same geographic location. U.S. based employees may also participate in a 401(k) plan which provides a company match of up to 50% on the first 6% of the participant's annual salary that is contributed, with company matching contributions vesting ratably over a four year period.

Perquisites

In general, executives are not entitled to benefits that are not otherwise available to all other employees who work in the same geographic location. Although in past years we reimbursed the CEO for the expense of a health club membership, we discontinued this benefit in fiscal 2009.

We do, however, have arrangements with some of our executives to reimburse them for living and relocation expenses relating to their work outside of their home countries. During fiscal year 2009, Janet Holian frequently traveled to our Barcelona office in her role of President of Vistaprint Europe, and we paid a total of $59,472 during the year for rent, telephone and real estate agency fees. In addition, in fiscal year 2009, we announced that our CEO would move to Paris, France from our Lexington, Massachusetts office. The Compensation Committee approved a total of up to $40,000 be paid to the CEO in reimbursement for relocation services. We did not pay any of this amount during fiscal 2009.

Executive Retention and Other Agreements

In October 2009, we entered into amended and restated executive retention agreements with Messrs. Keane and Giannetto, Ms. Cebula and Ms. Holian that replace their previous executive retention agreements. Under the amended and restated executive retention agreements, or retention agreements, if we terminate a named executive officer's employment without cause (as defined in the retention agreements) or the executive terminates his or her employment for good reason (as defined in the retention agreements) before a change in control of Vistaprint or within one year after a change in control (as defined in the retention agreements), then the executive is entitled to receive:

- a lump sum severance payment equal to two years' salary and bonus, in the case of Mr. Keane, or one year's salary and bonus, in the case of Ms. Cebula, Mr. Giannetto and Ms. Holian, based on the executive's then current base salary and the greater of (1) the target bonus for the then current fiscal year, or (2) the target bonus for the then current fiscal year multiplied by the average actual bonus payout percentage for the previous three fiscal years;
- with respect to any outstanding annual incentive award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current fiscal year until the date of termination, of his or her target incentive for the fiscal year multiplied by the average actual payout percentage for the previous two fiscal years, up to a maximum, if there is no change in control of Vistaprint during the fiscal year, of the amount of annual incentive that the executive would have received had he or she remained employed by Vistaprint through the end of the fiscal year;
- with respect to any outstanding multi-year award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current performance period until the date of termination, of his or her mid-range target incentive for the then current performance period multiplied by the average actual payout percentage for the previous two fiscal years, up to a maximum, if there is no change in control of Vistaprint during the applicable performance period, of the amount of incentive for the performance period that the executive would have received had he or she remained employed by Vistaprint through the end of the performance period; and
- the continuation of all other employment-related benefits for two years after the termination, in the case of Mr. Keane, or one year after the termination, in the case of our other three named executive officers.

The retention agreements also provide that, upon a change in control of Vistaprint, all equity awards granted to each executive will accelerate and become fully vested; each executive's multi-year incentive awards under our Performance Incentive Plan will accelerate such that the executive will receive the mid-range target bonus for the then current performance period and each performance period after the change in control; and each executive will receive a pro rata portion, based on the number of days in the fiscal year before the change in control, of his or her target annual incentive award for that fiscal year. In addition, if after a change in control Vistaprint's successor terminates the executive without cause, or the executive terminates his or her employment for good reason (as defined in the retention agreements), then each of the executive's equity awards remains exercisable until the earlier of one year after termination or the original expiration date of the award. If an executive is required to pay any excise tax pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, as a result of compensation payments made to him or her, or benefits obtained by him or her (including the acceleration of equity awards) resulting from a change in ownership or control of Vistaprint, we are required to pay the executive an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment. However, if reducing the executive's compensation payments by up to $50,000 would eliminate the requirement to pay an excise tax under Section 280G of the Code, then Vistaprint has the right to reduce the payment by up to $50,000 to avoid triggering the excise tax and thus avoid providing gross-up payments to the executive.

The following table sets forth information on the potential payments to named executive officers upon their termination or a change in control of Vistaprint, assuming the termination or change in control took place on June 30, 2009. Because we entered into the retention agreements described above after the measurement date of June 30, 2009, this table shows what the potential payments might have been under our previous executive retention agreement with each named executive officer as of that date. The table also does not include Mr. Grewal or Ms. Drapeau because they were no longer executive officers of Vistaprint on that date. The actual amounts that would be paid to any named executive officer can only be determined at the time of actual termination of employment or change in control and would vary from the amount listed below.

Name	Cash Payment ($)(1)	Accelerated Vesting of Share Options ($)(2)	Accelerated Vesting of Restricted Share Units ($)(3)	Welfare Benefits ($)(4)	Tax Gross Up Payment ($)(5)	Total ($)
Robert S. Keane						
• Termination Without Cause or With Good Reason	1,452,500	—	—	13,416	—	1,465,916
• Change in Control	—	4,326,677	747,356	—	—	5,074,033
• Change in Control w/ Termination Without Cause or With Good Reason	1,452,500	4,326,677	747,356	13,416	836,518	7,376,467
Wendy M. Cebula						
• Termination Without Cause or With Good Reason prior to Change in Control	468,750	—	—	5,930	—	474,680
• Change in Control	—	808,468	2,919,691	—	—	3,728,159
• Change in Control w/ Termination Without Cause or With Good Reason	937,500	808,468	2,919,691	11,861	—	4,677,520
Janet F. Holian						
• Termination Without Cause or With Good Reason prior to Change in Control	468,750	—	—	3,840	—	472,590
• Change in Control	—	808,468	2,919,691	—	—	3,728,159
• Change in Control w/ Termination Without Cause or With Good Reason	937,500	808,468	2,919,691	7,680	—	4,673,339
Michael Giannetto						
• Termination Without Cause or With Good Reason prior to Change in Control	352,500	—	—	6,165	—	358,665
• Change in Control	—	379,834	2,315,213	—	—	2,695,047
• Change in Control w/ Termination Without Cause or With Good Reason	705,000	379,834	2,315,213	12,330	—	3,412,377

(1) Amounts in this column represent severance amounts payable under the executives' previous executive retention agreements, which provided for one year's salary and bonus for Mr. Keane, whether his termination was before or after a change in control, six months' salary and bonus for the other named executive officers for termination before a change in control, and one year's salary and bonus for the other named executive officers for termination after a change in control. The amount of bonus included in the severance amount was calculated based on the maximum amount of bonus payable if Vistaprint had overachieved its targets for fiscal 2009.

(2) Amounts in this column represent the value of share options upon the triggering event described in the first column. The value of share options is based on the difference between the exercise price of the options and $42.65 per share, which was the closing price of our common shares on the NASDAQ Global Select Market on June 30, 2009.

(3) Amounts in this column represent the value of restricted share units upon the triggering event described in the first column, based on $42.65 per share, which was the closing price of our common shares on June 30, 2009.

(4) Amounts reported in this column represent the estimated cost of providing employment related benefits during the period the named executive officer was eligible to receive those benefits under the previous executive retention agreements. This period was one year for Mr. Keane, whether his termination was before or after a change in control, six months for the other named executive officers for termination before a change in control, and one year for the other named executive officers for termination after a change in control.

(5) Amounts in this column are estimates based on a number of assumptions and do not necessarily reflect the actual amounts of tax gross-up payments that the named executive officers would receive. We used an outside consultant to calculate the amounts in this column for this proxy statement, and the consultant used a different methodology for the calculation than we did for last year's proxy statement.

Each executive officer has signed nondisclosure, invention assignment and non-competition and non-solicitation agreements providing for the protection of our confidential information and ownership of intellectual property developed by such executive officer and post-employment non-compete and non-solicitation provisions. We have also entered into indemnification agreements with our named executive officers that provide the executives with indemnification for actions they take in good faith as members of the Management Board.

The Role of Company Executives in the Compensation Process

Although the Compensation Committee manages and makes decisions about the compensation process, the Committee also takes into account the views of the CEO, who makes initial recommendations with respect to named executive officers other than himself. Other employees of Vistaprint also participate in the preparation of materials presented to or requested by the Compensation Committee for use and consideration at Compensation Committee meetings.

Share Ownership Guidelines

We encourage, but do not require, the members of our Management Board (who are our named executive officers) and our supervisory directors to own our ordinary shares.

Section 162(m)

The United States Internal Revenue Service, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our CEO and to each other named executive officer (other than the chief financial officer) whose compensation is required to be reported to our shareholders pursuant to SEC rules by reason of being among our three most highly paid executive officers. This deduction limitation can apply to compensation paid by U.S. subsidiaries of Vistaprint. Qualifying performance-based compensation is not subject to the deduction limitation if certain requirements are met.

We are asking our shareholders to approve our Performance Incentive Plan for Covered Employees to allow us to take a tax deduction for compensation paid to our named executive officers under the plan, which we believe is in the best interests of Vistaprint and its shareholders.

The Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the Section 162(m) limitation when it believes that such payments are appropriate and in the best interests of Vistaprint and its shareholders, after taking into account changing business conditions or the officer's performance. Although the Compensation Committee considers the impact of Section 162(m) when administering Vistaprint's compensation plans, it does not make decisions regarding executive compensation based solely on the expected tax treatment of such compensation. As a result, the Compensation Committee may deem it appropriate at times to forego qualified performance based compensation under Section 162(m) in favor of awards that may not be fully tax-deductible by Vistaprint's subsidiaries.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Supervisory Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the Supervisory Board
George M. Overholser, Chair
Louis R. Page
Peter Gyenes

SUMMARY COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation earned in each of the last three fiscal years by:

(i) all individuals serving as our principal executive officer or acting in a similar capacity during the fiscal year ended June 30, 2009;

(ii) all individuals serving as our principal financial officer or acting in a similar capacity during the fiscal year ended June 30, 2009;

(iii) our other two executive officers as of June 30, 2009; and

(iv) two other executive officers who served as executive officers during the fiscal year ended June 30, 2009 but were no longer serving as executive officers at the end of the fiscal year.

Throughout this proxy statement, we refer to the individuals listed in (i) through (iv) above as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Robert S. Keane	2009	415,000	—	22,183	2,213,530	460,650	—	3,111,363
President and Chief Executive Officer	2008	400,000	—	—	1,190,173	723,359	1,446(3)	2,314,978
	2007	337,050	—	—	408,125	562,960	1,425(3)	1,309,561
Michael Giannetto	2009	280,000	—	401,234	226,684	188,700	6,904(5)	1,101,822
Executive Vice President and Chief Financial Officer(4)								
Wendy M. Cebula	2009	375,000	—	569,463	457,223	249,750	6,903(5)	1,658,339
President, Vistaprint North America	2008	250,000	—	81,903	295,863	261,455	6,750(5)	895,971
	2007	212,404	—	—	281,198	220,473	6,600(5)	720,675
Janet F. Holian	2009	375,000	—	569,463	457,223	249,750	66,372(6)	1,717,808
President, Vistaprint Europe	2008	250,000	—	81,903	295,863	261,455	6,750(5)	895,971
	2007	225,000	—	—	281,198	285,056	6,600(5)	797,854
Harpreet Grewal	2009	72,154	—	952,937	255,226	38,250	371,275(9)	1,689,842
Former Executive Vice President and	2008	250,000	—	764,966	568,204	261,455	6,750(5)	1,851,375
Chief Financial Officer(7)	2007	168,750	100,000(8)	495,523	255,866	213,792	6,600(5)	1,240,531
Anne Drapeau	2009	83,900	—	—	283,431	33,750	6,900(5)	407,981
Former Executive Vice President and	2008	250,000	—	—	491,257	261,455	6,750(5)	1,009,462
Chief People Officer(10)	2007	225,000	—	—	394,156	285,056	6,600(5)	910,812

(1) The amounts reported in these columns represent the dollar amount we recognized for financial statement reporting purposes pursuant to SFAS 123R in each fiscal year for all of the executive's outstanding share-based awards. You can find the assumptions we used in the calculations for these amounts in Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

(2) The amounts reported in this column represent amounts earned under our Executive Officer Bonus Plans for each fiscal year. We paid these amounts quarterly in fiscal 2008 and fiscal 2007 in accordance with the terms of the applicable Executive Bonus Plan, with the final payment occurring after the end of the related fiscal year. In fiscal 2009, in accordance with the applicable Executive Bonus Plan, we ceased to pay these amounts quarterly to Mr. Keane, Ms. Cebula and Ms. Holian and instead paid the amounts to these executives in one lump sum after the end of the fiscal year. Messrs. Giannetto and Grewal and Ms. Drapeau continued to receive quarterly payments in fiscal 2009.

(3) These amounts represent payment of health club membership fees.

(4) Mr. Giannetto was appointed Executive Vice President and Chief Financial Officer (principal financial officer) effective September 2, 2008.

(5) These amounts represent our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan.

(6) $59,472 of this amount represents reimbursement of rent, telephone and real estate agency fees in connection with Ms. Holian's travels to our Barcelona office, and $6,900 of this amount represents our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan. We made the reimbursement payments in Euros and converted the amounts to US dollars for this table based on the currency conversion rate in effect on the date of each payment.

(7) Mr. Grewal tendered his resignation as an executive officer of Vistaprint effective October 2, 2008.

(8) In general, we make performance based incentive payments to our named executive officers under non-equity incentive plans, and therefore these payments are not characterized as "Bonus" payments. The bonus amount for Mr. Grewal for fiscal 2007 represents a sign-on bonus.

(9) This amount represents severance payments.

(10) Ms. Drapeau tendered her resignation as an executive officer of Vistaprint effective September 30, 2008.

Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2009

The following table contains information about plan-based awards granted to each of our named executive officers during the fiscal year ended June 30, 2009.

Name	Grant Date	All Other Share Awards: Number of Shares or Share Units (1)(#)	All Other Option Awards: Number of Securities Underlying Options (2)(#)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Share and Option Awards ($)(4)
Robert S. Keane	5/7/2009	17,523	146,028	34.25	3,000,863
Michael Giannetto	5/7/2009	17,134	7,139	34.25	704,205
Wendy M. Cebula	5/7/2009	21,807	9,086	34.25	896,264
Janet F. Holian	5/7/2009	21,807	9,086	34.25	896,264
Harpreet Grewal		—	—	—	—
Anne Drapeau		—	—	—	—

(1) The amounts reported in this column represent restricted share units granted under our Amended and Restated 2005 Equity Incentive Plan that vest 25% one year after the date of grant and 6.25% per quarter thereafter. As the restricted share units vest, we automatically issue the vested shares to the employee; the employee does not need to exercise them or pay any amount to us for the purchase of the shares.

(2) The amounts reported in this column represent share options granted under our Amended and Restated 2005 Equity Incentive Plan that vest 25% one year after the date of grant and 6.25% per quarter thereafter.

(3) The exercise price of our share options equals the closing price of our common shares on the NASDAQ Global Select Market on the date of grant.

(4) The amounts reported in this column represent the grant date fair value for each share-based award computed in accordance with SFAS 123R. You can find the assumptions we used in the calculations for these amounts in Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009. Based on guidance issued by the SEC and our updated interpretation of that guidance, we used a different methodology for the amounts in this column for this proxy statement than we did for last year's proxy statement.

Outstanding Equity Awards at June 30, 2009

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2009 for each of our named executive officers.

	Option Awards				Share Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units that Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
Robert S. Keane	150,000	—	4.11	1/28/2014		
	700,000	—	12.33	5/31/2015		
	89,409	40,641	23.31	8/4/2016		
	71,808	71,810	37.51	5/15/2017		
	83,329	249,989	34.87	5/2/2018		
	—	146,028	34.25	5/7/2019		
					17,523	747,356
Michael Giannetto	8,750	3,750	32.00	3/9/2016		
	5,381	8,968	23.31	8/4/2016		
	11,600	11,600	33.47	8/6/2017		
	—	7,139	34.25	5/7/2019		
					54,284	2,315,213
Wendy M. Cebula	27,000	—	12.33	5/31/2015		
	47,750	31,250	23.31	8/4/2016		
	24,856	24,858	37.51	5/15/2017		
	—	9,086	34.25	5/7/2019		
					68,457	2,919,692
Janet F. Holian	79,310	—	12.33	5/31/2015		
	68,750	31,250	23.31	8/4/2016		
	24,856	24,858	37.51	5/15/2017		
	—	9,086	34.25	5/7/2019		
					68,457	2,919,692
Harpreet Grewal	2,535	—	37.51	10/2/2009	—	—
Anne Drapeau	—	—	—	—	—	—

(1) Each share option has an exercise price equal to the fair market value of our common shares on the date of grant and becomes exercisable, so long as the named executive officer continues to be employed with us, as to 25% of the shares subject to the option one year after the date of grant and 6.25% per quarter thereafter. Each share option expires 10 years after the date on which it was granted.

(2) So long as the named executive officer continues to be employed with us, each restricted share unit vests, and the vested shares are issued to the named executive officer, as to 25% of the shares subject to the unit one year after the date of grant and 6.25% per quarter thereafter.

(3) The market value of the restricted shares units is determined by multiplying the number of restricted share units by $42.65 per share, which was the closing price of our common shares on the NASDAQ Global Select Market on June 30, 2009.

Option Exercises and Shares Vested in the Fiscal Year Ended June 30, 2009

The following table contains information about option exercises and vesting of restricted share units on an aggregated basis during fiscal 2009 for each of our named executive officers.

	Option Awards		Share Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1)($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2)($)
Robert S. Keane	—	—	—	—
Michael Giannetto	13,045	285,511	12,383	461,391
Wendy M. Cebula	61,000	1,042,830	15,550	579,393
Janet F. Holian	8,190	246,312	15,550	579,393
Harpreet Grewal	37,150	144,964	37,500	1,015,125
Anne Drapeau	126,389	2,187,318	—	—

(1) Represents the net amount realized from all option exercises during fiscal 2009. In cases involving an exercise and immediate sale, the value was calculated on the basis of the actual sale price. In cases involving an exercise without immediate sale, the value was calculated on the basis of our closing sale price of our common shares on the NASDAQ Global Select Market on the date of exercise.

(2) The value realized on vesting of restricted share units is determined by multiplying the number of shares that vested by the closing sale price of our common shares on the NASDAQ Global Select Market on the date of vesting.

COMPENSATION OF SUPERVISORY BOARD MEMBERS

The following contains information with respect to the compensation earned by our directors, or compensation expenses that we recognized in the case of share awards and option awards, in the fiscal year ended June 30, 2009:

Name	Fees Earned or Paid in Cash ($)	Share Awards (1)($)	Option Awards (1)($)	Total ($)
John J. Gavin, Jr.(2)	41,467	44,950	96,978	183,395
Peter Gyenes(3)	19,200	15,014	19,280	53,494
George M. Overholser(4)	35,000	44,950	43,244	123,194
Louis R. Page(5)	41,467	44,950	43,244	129,661
Richard T. Riley(6)	42,000	44,950	43,244	130,194
Daniel Ciporin(7)	17,622	11,104	36,111	64,837

(1) The amounts reported in these columns represent the dollar amount we recognized for financial statement reporting purposes pursuant to SFAS 123R in the fiscal year ended June 30, 2009 for all of the director's outstanding share-based awards. You can find the assumptions we used in the calculations for these amounts in Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009. All share options referenced in this table were granted with an exercise price equal to the closing price of our common shares on the NASDAQ Global Select Market on the date of grant.

The following are the aggregate number of restricted share units and shares subject to share options held by each of our non-employee directors at June 30, 2009:

- John J. Gavin, Jr.: 6,557 restricted share units and 26,760 shares subject to share options
- Peter Gyenes: 4,710 restricted share units and 17,389 shares subject to share options
- George M. Overholser: 6,557 restricted share units and 54,742 shares subject to share options
- Louis R. Page: 6,557 restricted share units and 14,742 shares subject to share options
- Richard T. Riley: 6,557 restricted share units and 54,742 shares subject to share options

(2) The grant date fair value of the share-based awards granted to Mr. Gavin during fiscal 2009, computed in accordance with SFAS 123R, is $163,550.

(3) The grant date fair value of the share-based awards granted to Mr. Gyenes during fiscal 2009, computed in accordance with SFAS 123R, is $285,508.

(4) The grant date fair value of the share-based awards granted to Mr. Overholser during fiscal 2009, computed in accordance with SFAS 123R, is $163,550.

(5) The grant date fair value of the share-based awards granted to Mr. Page during fiscal 2009, computed in accordance with SFAS 123R, is $163,550.

(6) The grant date fair value of the share-based awards granted to Mr. Riley during fiscal 2009, computed in accordance with SFAS 123R, is $163,550.

(7) Mr. Ciporin resigned as a director in November 2008.

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on our Supervisory Board. When we initially set our directors' compensation, we considered the significant amount of time that directors expend in fulfilling their duties to Vistaprint, the skill level that we require of members of our Supervisory Board, and competitive compensation data from our peer group. Under Dutch law, we must receive shareholder approval to make any changes to the compensation of the Supervisory Board.

Fees

In fiscal 2009, each non-employee director received an annual cash retainer of $13,000, payable in quarterly installments, plus $3,000 for each regularly scheduled meeting of our Board of Directors that the director physically attended and $10,000 annually for each committee on which the director served. Directors are also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our Board of Directors and its committees.

Equity Grants

On the date of each annual general meeting, each director receives two equity grants: (i) A share option to purchase a number of ordinary shares having a fair value equal to $50,000, up to a maximum of 12,500 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and (ii) restricted share units having a fair value equal to $110,000, granted under our Amended and Restated 2005 Equity Incentive Plan.

Each newly appointed director receives two equity grants upon his or her initial appointment to the board: (i) A share option to purchase a number of ordinary shares having a fair value equal to $150,000, up to a maximum of 50,000 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and (ii) restricted share units having a fair value equal to $125,000, granted under our Amended and Restated 2005 Equity Incentive Plan.

The directors' options and restricted share units vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the director continues to serve as a director on each such vesting date. Each option expires upon the earlier of ten years from the date of grant or 90 days after the director ceases to serve as a director. The exercise price of the options granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, is the fair market value of our ordinary shares on the date of grant.

For the purposes of determining the number of share options and restricted share units to be granted at each annual general meeting or upon initial appointment, the fair value of each share option and restricted share unit is determined by the Supervisory Board using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair market value of the share options or restricted share units. In fiscal year 2009, we used the Black-Scholes model to determine fair market value of share options.

Compensation Committee Interlocks and Insider Participation

During fiscal 2009, Messrs. Gyenes, Overholser and Page served as members of our Compensation Committee. During fiscal 2009, no member of our Compensation Committee was an officer or employee of Vistaprint or of our subsidiaries or had any relationship with us requiring disclosure under SEC rules.

During fiscal 2009, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2009 about the securities issued or authorized for future issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by shareholders(1)	3,521,636	$20.41	2,473,762(2)
Equity compensation plans not approved by shareholders	—	—	—
Total	3,521,636	$20.41	2,473,762(2)

(1) Consists of our Amended and Restated 2000-2002 Share Incentive Plan, Amended and Restated 2005 Equity Incentive Plan and 2005 Non-Employee Directors' Share Option Plan, as amended. This column does not include an aggregate of 991,106 restricted share units that were unvested as of June 30, 2009.

(2) Includes 2,312,137 shares available for future awards under our Amended and Restated 2005 Equity Incentive Plan and 161,625 shares available for future awards under our 2005 Non-Employee Directors' Share Option Plan, as amended. No shares are available for future award under our Amended and Restated 2000-2002 Share Incentive Plan.

Corporate Information

Management Board

Robert Keane
Chairman of the Management Board,
President and Chief Executive Officer

Wendy Cebula
President, Vistaprint North America

Michael Giannetto
Executive Vice President and
Chief Financial Officer

Janet Holian
President, Vistaprint Europe

Supervisory Board

John J. Gavin, Jr.
Former Chief Financial Officer,
BladeLogic

Peter Gyenes
Director

George Overholser
Founder and Managing Director,
NFF Capital Partners
Nonprofit Finance Fund

Louis Page
President and Managing General
Partner,
Window To Wall Street

Richard Riley*
Chairman of the Board,
LoJack Corporation

* Chairman of the Supervisory Board

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
USA
Phone: +1-617-266-2000

Corporate Counsel

Stibbe
Stibbetoren
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands
Phone: +31-20-546-06-06

WilmerHale
60 State Street
Boston, MA 02109
USA
Phone: +1-617-526-6000

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
USA
Phone: +1-800-962-4284

Financial Information

To request financial documents such as our 10-K for the fiscal year ended June 30, 2009, as filed with the Securities and Exchange Commission, please visit www.vistaprint.com, call our investor relations line at +1-781-652-6480 or send an email to ir@vistaprint.com.

General Information

Members of the media or others seeking information on the company should contact the public relations department at +1-781-652-6444 or publicrelations@vistaprint.com.

Annual Meeting

November 17, 2009
Hudsonweg 8
5928 LW Venlo
The Netherlands

Vistaprint Make an impression.